As Filed With the Securities and Exchange Commission On October 7, 2004

Registration Statement No. 333-119164

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

FORM S-4/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FULTON FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	6720	23-2195389
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Penn Square

Lancaster, Pennsylvania 17602

717-291-2411

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rufus A. Fulton, Jr.

Chairman and Chief Executive Officer

One Penn Square

Lancaster, Pennsylvania 17602

717-291-2411

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul G. Mattaini, Esquire	Robert A. Schwartz, Esquire
Kimberly J. Decker, Esquire	Windels, Marx, Lane & Mittendorf, LLP
Barley Snyder, LLC	120 Albany Street Plaza
126 East King Street	New Brunswick, NJ 08901
Lancaster, Pennsylvania 17604-2893	Telephone: (732) 846-7600
Telephone: (717) 291-5201

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit (2)(3)	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee
Common Stock, par value $2.50 per share (and associated stock purchase rights)(4)	<Previously Paid>

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Proxy Statement/ Prospectus

FIRST WASHINGTON FINANCIALCORP

PROXY STATEMENT

FOR SPECIAL MEETING OF SHAREHOLDERS

November 5, 2004

Nasdaq SmallCap Market Symbol: FWFC

FULTON FINANCIAL CORPORATION

PROSPECTUS FOR

6,650,548 SHARES OF FULTON FINANCIAL COMMON STOCK

Nasdaq National Market Symbol: FULT

This document constitutes a proxy statement of First Washington FinancialCorp in connection with the solicitation of proxies by the board of directors of First Washington for use at the special meeting of shareholders to be held at the ballroom at the Ramada Inn, 399 Monmouth Street, East Windsor, NJ 08520, on Friday, November 5, 2004, at 10:00 a.m., EST. At the special meeting, First Washington shareholders will be asked to consider and vote on the following proposals:

1. To approve and adopt the Agreement and Plan of Merger, dated June 14, 2004, between First Washington FinancialCorp and Fulton Financial Corporation which provides, among other things, for the merger of First Washington with and into Fulton and the conversion of each share of common stock of First Washington outstanding immediately prior to the merger into 1.35 shares (subject to adjustment) of Fulton common stock, plus cash in lieu of any fractional share interest;

2. To adjourn the special meeting if necessary to allow First Washington time to solicit more votes in favor of the merger agreement; and

3. To transact such other business as may properly be brought before the special meeting.

This document also constitutes a prospectus of Fulton filed as part of a registration statement filed with the Securities and Exchange Commission relating to up to 6,650,548 shares of Fulton common stock being registered for this transaction. On October 1, 2004, the closing price of Fulton’s common stock was $21.52, making the value of 1.35 shares of Fulton common stock equal to $29.05 on that date. The closing price of First Washington’s common stock on that date was $28.46. These prices will fluctuate between now and the closing of the merger, but the exchange ratio in the merger will remain fixed despite these fluctuations. This document does not cover any resale of the Fulton stock being registered for this transaction by any shareholders deemed to be affiliates of Fulton or First Washington. First Washington and Fulton have not authorized any person to make use of this document in connection with any such resale.

First Washington and Fulton provided all information related to their respective companies.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any governmental agency.

All investors should review the Risk Factors beginning on page 15.

The date of this document is October 7, 2004. This document was first sent to shareholders on or about October 7, 2004.

You should rely only on the information contained in this document or to which this document has referred you. First Washington and Fulton have not authorized anyone to provide you with information that is different. You should not assume that the information in this document is accurate as of any date other than the date on the front of the document.

This document may incorporate important business and financial information about Fulton and First Washington that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request to the following persons at either Fulton or First Washington:

George R. Barr, Jr., Secretary	Nora Rauscher, Assistant
Fulton Financial Corporation	Corporate Secretary
One Penn Square	First Washington FinancialCorp
Lancaster, PA 17602	U. S. Route 130 and Main Street
717-291-2411	Windsor, NJ 08561
(609) 426-1000

To obtain timely delivery of requested documents, you must request the information no later than October 29, 2004.

i

EXHIBITS

A	Agreement and Plan of Merger, dated June 14, 2004, as amended	A-1
B	Warrant Agreement and Warrant, dated June 15, 2004	B-1
C	Opinion of Financial Advisor	C-1

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q1: What do I need to do now?

A: After you have carefully read this document, indicate on your proxy card how you want your shares to be voted, then sign and mail it in the enclosed prepaid return envelope as soon as possible, so that your shares may be represented and voted at the special meeting to be held on November 5, 2004.

Q2: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Maybe. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker. Without instructions, your shares will not be voted on the merger agreement.

Q3: If my shares are held in an IRA, who votes those shares?

A. You vote shares held by you in an IRA as though you held those shares directly.

Q4: Can I change my vote after I have mailed my signed proxy card?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card with a later date. Third, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q5: Should I send in my stock certificates now?

A: No. Shortly after the merger is completed, Fulton will send you written instructions for exchanging your stock certificates. Fulton will request that you return your First Washington stock certificates at that time.

Q6: When do you expect to merge?

A: Fulton and First Washington expect to complete the merger on or before April 15, 2005. In addition to the approval of First Washington shareholders, Fulton must also obtain regulatory approvals. Fulton and First Washington expect to receive all necessary approvals no later than April 15, 2005.

Q7: Who should I call with questions or to obtain additional copies of this document?

A: You should call either:

Nora Rauscher, Assistant Corporate Secretary	George R. Barr, Jr., Secretary
First Washington FinancialCorp	Fulton Financial Corporation
U. S. Route 130 and Main Street	One Penn Square
Windsor, NJ 08561	Lancaster, PA 17602
(609) 426-1000	(717) 291-2411

SUMMARY

This summary highlights selected information from this document. Because this is a summary, it does not contain all of the information that is important to you. To understand the merger fully, you should carefully read this entire document and the attached exhibits. See “Where You Can Find More Information” on page 51 for reference to additional information available to you regarding Fulton and First Washington.

Agreement to Merge (See page 21)

Fulton and First Washington entered into a merger agreement on June 14, 2004. The merger agreement provides that each share of First Washington common stock outstanding on the effective date of the merger will be exchanged for 1.35 shares (subject to adjustment) of Fulton common stock, and following the exchange First Washington will merge with Fulton. In addition, the merger agreement permits First Washington to pay its shareholders a cash dividend of $0.11 per share on each of September 30, 2004 and December 31, 2004, provided that the merger has not closed on or before the record date for the dividend on Fulton Stock to be paid on or about October 15, 2004 and January 14, 2005, respectively. In addition, First Washington may pay its shareholders a cash dividend of $0.22 per share on March 31, 2005 and each quarter thereafter provided that the merger has not closed or the merger agreement has not been terminated, on or before the record date for the dividend on Fulton Stock scheduled to be paid on or about April 15, 2005, and thereafter on or before the record date for each subsequent quarterly Fulton dividend. A copy of the merger agreement is attached to this document as Exhibit A and is incorporated herein by reference.

Each First Washington Share Will Be Exchanged For 1.35 Shares Of Fulton Common Stock (See page 28)

If the merger is completed, you will receive 1.35 shares of Fulton common stock for each share of First Washington common stock you own, subject to adjustment in certain limited circumstances. Fulton will not issue any fractional shares, and therefore, you will receive a cash payment for any fractional shares based on the market price of Fulton common stock during a period leading up to completion of the merger. On October 1, 2004, the closing price of Fulton common stock was $21.52, making the value of 1.35 shares of Fulton common stock equal to $29.05 on that date. The closing price of First Washington’s common stock on that date was $28.46. Because the market price of Fulton stock fluctuates, when you vote at the special meeting you will not know what the shares will be worth when issued in the merger. The market prices of both Fulton and First Washington common stock will fluctuate prior to the merger, but the exchange ratio in the merger will remain fixed despite these fluctuations. You should obtain current market quotations for Fulton common stock and First Washington common stock.

Comparative Per Share Data

Fulton and First Washington have summarized below the per share information for each company on an historical, pro forma combined and equivalent basis. You should read this information in conjunction with the historical financial statements and the related notes contained in the annual and quarterly reports and other documents Fulton and First Washington have filed with the SEC or attached to this document. See “Where You Can Find More Information” on page 51. The Fulton pro forma information gives effect to the merger, assuming that 1.35 shares of Fulton common stock are issued for each outstanding share of First Washington common stock.

Selected Historical and Pro Forma

Combined Per Share Data (A)

Fulton	As of or for the Year Ended December 31, 2003	As of or for the Six Months Ended June 30, 2004
Historical Per Common Share:
Average Shares Outstanding (Basic)	112,268,000	117,904,000
Average Shares Outstanding (Diluted)	113,135,000	119,372,000
Book Value	$8.33	$9.09
Cash Dividends	$0.593	$0.317
Net Income (Basic)	$1.23	$0.63
Net Income (Diluted)	$1.22	$0.62

Fulton, First Washington Combined Pro Forma Per Common Share:
Average Shares Outstanding (Basic)	117,979,372	123,626,211
Average Shares Outstanding (Diluted)	119,158,866	125,559,145
Book Value	$8.98	$9.66
Cash Dividends	$0.593	$0.317
Net Income (Basic)	$1.20	$0.61
Net Income (Diluted)	$1.19	$0.60

(A)	The above combined pro forma per share information is based on average shares outstanding during the period except for the book value per share which is based on period end shares outstanding. Financial information reflects the acquisition of First Washington accounted for under the purchase method of accounting applied to historical financial information as of June 30, 2004, and for the year and six months ended December 31, 2003 and June 30, 2004, respectively. Per share dividends reflect Fulton’s historic payment history. Net income utilized in the calculation of income per share does not reflect any anticipated expense savings, revenue enhancements or capital restructuring anticipated by Fulton as a result of the merger.

Selected Historical and Pro Forma

Per Share Equivalent Data (A)

First Washington	As of or for the Year Ended December 31, 2003	As of or for the Six Months Ended June 30, 2004
Historical Per Common Share:
Average Shares Outstanding (Basic)	4,230,646	4,238,675
Average Shares Outstanding (Diluted)	4,462,123	4,583,070
Book Value	$8.01	$7.97
Net Income (Basic)	$1.12	$0.63
Net Income (Diluted)	$1.07	$0.58

Equivalent Pro Forma Per Common Share:
Book Value	$12.13	$13.04
Cash Dividends	$0.801	$0.428
Net Income (Basic)	$1.62	$0.83
Net Income (Diluted)	$1.60	$0.81

(A)	The above pro forma per share equivalent information is based on average shares outstanding during the period except for the book value per share which is based on period end shares outstanding. The number of shares in each case has been adjusted for stock dividends and stock splits by each institution through the periods. The equivalent pro forma per common share information is derived by applying the exchange ratio of 1.35 shares of Fulton common stock, $2.50 par value per share, for each share of First Washington common stock, no par value, to the Fulton, First Washington combined pro forma per common share information.

Selected Financial Data

The following tables show selected historical consolidated summary financial data for both Fulton and First Washington. This information is derived from the consolidated financial statements of Fulton and First Washington incorporated by reference in this document. See “Where You Can Find More Information” on page 51.

Fulton Financial Corporation

Selected Historical Financial Data

(In thousands, except per share data)

	2003	2002	2001	2000	1999
FOR THE YEAR
Interest income	$435,531	$469,288	$518,680	$519,661	$465,221
Interest expense	131,094	158,219	227,962	243,874	199,128

Net interest income	304,437	311,069	290,718	275,787	266,093
Provision for loan losses	9,705	11,900	14,585	15,024	9,943
Other income	136,987	115,783	102,744	76,980	68,002
Other expenses	234,176	225,536	218,921	186,472	177,026

Income before income taxes	197,543	189,416	159,956	151,271	147,126
Income taxes	59,363	56,468	46,367	44,437	42,499

Net income	$138,180	$132,948	$113,589	$106,834	$104,627

PER SHARE DATA
Net income (basic)	$1.23	$1.17	$1.00	$0.95	$0.92
Net income (diluted)	1.22	1.17	0.99	0.95	0.91
Cash dividends	0.593	0.531	0.481	0.430	0.387

AT YEAR END
Total assets	$9,767,288	$8,387,778	$7,770,711	$7,364,804	$6,787,424
Loans, Net of Unearned Income	6,159,994	5,317,068	5,373,020	5,374,659	4,882,606
Deposits	6,751,783	6,245,528	5,986,804	5,502,703	5,051,512
Long-term debt	568,730	535,555	456,802	559,503	460,573
Shareholders’ equity	946,936	863,742	811,454	731,171	662,749

AVERAGE BALANCES
Shareholders’ equity	$894,469	$838,213	$779,014	$673,971	$663,841
Total assets	8,802,138	7,900,500	7,520,071	7,019,523	6,533,632

Fulton Financial Corporation

Selected Historical Financial Data

(In thousands, except per share data)

	Six Months Ended June 30
	2004	2003
FOR THE PERIOD
Interest income	$235,960	$217,350
Interest Expense	64,287	67,342

Net interest income	171,673	150,008
Provision for loan losses	2,540	5,325
Other income	69,266	66,199
Other expenses	133,375	113,947

Income before income taxes	105,024	96,935
Income taxes	31,314	28,830

Net income	$73,710	$68,105

PER SHARE DATA
Net income (basic)	$0.63	$0.61
Net income (diluted)	0.62	0.61
Cash dividends	0.317	0.288

AT PERIOD END
Total assets	$10,556,421	$9,767,288
Net loans	7,042,311	6,159,994
Deposits	7,430,988	6,751,783
Long-term debt	654,886	568,730
Shareholders’ equity	1,107,482	946,936

AVERAGE BALANCES
Average shareholders’ equity	$1,025,658	$864,991
Average total assets	10,140,019	8,352,671

First Washington FinancialCorp

Selected Historical Financial Data

(In thousands, except for per share data)

	2003	2002	2001	2000	1999
FOR THE YEAR
Interest income	$20,444	$20,216	$20,031	$18,420	$15,718
Interest expense	5,926	6,817	9,582	9,515	7,576

Net interest income	14,518	13,399	10,449	8,905	8,142
Provision for loan losses	300	600	535	255	210
Other income	2,937	2,295	1,720	1,426	1,419
Other expenses	11,058	9,709	8,561	7,598	7,083

Income before income taxes	6,097	5,385	3,073	2,478	2,268
Income taxes	1,342	1,238	550	326	333

Net income	$4,755	$4,147	$2,523	$2,152	$1,935

PER SHARE DATA
Net income (basic)	$1.12	$0.99	$0.64	$0.55	$0.50
Net income (diluted)	$1.07	$0.97	$0.61	$0.53	$0.48

AT YEAR END
Total assets	$446,116	$384,899	$320,092	$274,275	$243,486
Loans, net of unearned income	207,294	195,122	182,155	154,726	137,005
Deposits	385,032	328,877	280,191	246,685	221,374
Long-term debt	7,500	4,500	4,500	2,000	2,500
Shareholders’ equity	33,914	30,218	23,972	18,131	14,929

AVERAGE BALANCES
Shareholders’ equity	$32,127	$26,450	$20,513	$16,110	$14,760
Total assets	411,918	349,211	299,200	257,294	227,917

First Washington FinancialCorp

Selected Historical Financial Data

(In thousands, except per share data)

	Six Months Ended June 30
	2004	2003
FOR THE PERIOD
Interest income	$10,735	$10,163
Interest expense	2,925	3,061

Net interest income	7,810	7,102
Provision for loan losses	—	180
Other income	1,203	1,642
Other expenses	5,604	5,265

Income before income taxes	3,409	3,299
Income taxes	734	792

Net income	$2,675	$2,507

PER SHARE DATA
Net income (basic)	$0.63	$0.59
Net income (diluted)	$0.58	$0.57
Cash dividends	$0.00	$0.00

AT PERIOD END
Total assets	$474,408	416,513
Loans, net of unearned income	225,669	199,413
Deposits	409,294	353,714
Long-term debt	9,500	7,500
Shareholders’ equity	33,817	33,177

AVERAGE BALANCES
Average shareholders’ equity	$34,967	$31,366
Average total assets	457,946	396,190

No Federal Income Tax On Shares Received In Merger (See page 38)

First Washington shareholders generally will not recognize gain or loss for federal income tax purposes on the shares of Fulton common stock they receive in the merger. Fulton’s attorneys have issued a legal opinion to this effect, which is included as an exhibit to the registration statement filed with the SEC for the shares to be issued in the merger. First Washington shareholders will be taxed on cash received instead of any fractional share. Tax matters are complicated, and tax results may vary among shareholders. Fulton and First Washington urge you to contact your own tax advisor to understand fully how the merger will affect you.

Share Information And Market Prices

Fulton common stock trades on the National Market System of the Nasdaq Stock Market under the symbol “FULT”. First Washington common stock trades on the SmallCap Market of the Nasdaq Stock Market under the trading symbol “FWFC”. The table below shows the last sale prices of Fulton common stock, First Washington common stock and the equivalent price per share of First Washington common stock based on the exchange ratio on June 14, 2004 and October 1, 2004.

On June 14, 2004, the last full trading day before public announcement of the merger agreement, the per share closing price for Fulton common stock was $19.81. Based on such closing price for such date and the conversion ratio of 1.35 shares of Fulton common stock for each share of First Washington common stock, the pro forma value of the shares of Fulton common stock to be received in exchange for each share of First Washington common stock was $26.74.

On June 14, 2004, the last full trading day before public announcement of the merger agreement, the per share closing price for First Washington common stock was $20.75.

The foregoing historical and pro forma equivalent per share market information is summarized in the following table.

	Historical Price Per Share	Pro Forma Equivalent Price Per Share (1)
Fulton Common Stock
Closing Price on June 14, 2004	$19.81	N/A
Closing Price on October 1, 2004	21.52	N/A

First Washington Common Stock
Closing Price on June 14, 2004	$20.75	$26.74
Closing Price on October 1, 2004	28.46	29.05

(1)	Based upon the product of the conversion ratio (1.35) and the closing price of Fulton common stock.

Exchange Ratio Is Fair From A Financial Point Of View According To First Washington’s Financial Advisors (See page 24)

Advest, Inc. has given an opinion to First Washington’s Board of Directors that, as of both June 14, 2004 and October 4, 2004, the exchange ratio in the merger is fair from a financial point of view to First Washington’s shareholders. The full text of Advest’s opinion is attached as Exhibit C to this document. Fulton and First Washington encourage you to read the opinion carefully. Pursuant to an engagement letter between First Washington and Advest, in exchange for Advest’s services, Advest received a retainer of $50,000 and a fee of $75,000 upon signing of the merger agreement. In addition, Advest received a fee of $100,000 when it delivered its opinion to First Washington and First Washington will pay Advest a transaction fee equal to 0.9% of the consideration provided for in the Merger Agreement upon closing of the transaction, less the $225,000 in payments described above. First Washington will also reimburse Advest for its out-of-pocket expenses, up to $5,000 without First Washington’s prior approval.

No Dissenters’ Rights Of Appraisal (See page 39)

First Washington’s shareholders are not entitled to exercise dissenters’ rights under the provisions of Section 14A:11-1(1)(a)(i)(B) of the New Jersey Business Corporation Act.

Your Rights As Shareholders Will Change After The Merger (See page 47)

Upon completion of the merger, you will become a shareholder of Fulton. Fulton’s Articles of Incorporation and Bylaws and Pennsylvania law determine the rights of Fulton’s shareholders. The rights of shareholders of Fulton differ in certain respects from the rights of shareholders of First Washington. The most significant of these differences include:

•	Fulton has a shareholders rights plan. First Washington does not.

•	Fulton’s Amended and Restated Articles of Incorporation provides that holders of not less than 85% of its then outstanding voting power may remove directors without cause, while First Washington directors may not be removed without cause.

•	Fulton’s Bylaws may be amended by its Board of Directors or by holders of not less than 85% of its then outstanding voting power, while First Washington’s Bylaws may be amended by a majority of its Board of Directors or by the approval of a majority of the votes entitled to be cast by its shareholders.

•	Fulton’s Amended and Restated Articles of Incorporation denies shareholders the right to take action without a shareholders’ meeting, while First Washington’s Bylaws permit its shareholders to take an action without a shareholders’ meeting if a written consent is signed by all of its holders of outstanding stock entitled to vote at such meeting.

•	Fulton’s Amended and Restated Articles of Incorporation provides that approval of not less than 85% of the then outstanding voting power of its capital stock is required for a business combination between Fulton and an interested shareholder of Fulton unless approved by Fulton’s board, in which case approval of only 2/3 of the then outstanding voting power is required, while the Certificate of Incorporation of First Washington, as amended, provides that all business combinations in which First Washington is a party are subject to the approval of at least 2/3 of votes entitled to be cast at a shareholders meeting unless approved in advance by First Washington’s board, in which case approval of only a majority of the votes entitled to be cast is required.

The Companies (See page 41 for Fulton, page 47 for First Washington)

Fulton Financial Corporation

One Penn Square

Lancaster, Pennsylvania 17602

(717) 291-2411

Fulton Financial Corporation is a Pennsylvania business corporation and a registered financial holding company that maintains its headquarters in Lancaster, Pennsylvania. As a financial holding company, Fulton engages in general commercial and retail banking and trust business, and also in related financial businesses, through its 24 directly-held bank and nonbank subsidiaries. Fulton’s bank subsidiaries currently operate 207 banking offices in Pennsylvania, Maryland, Delaware, New Jersey and Virginia. As of June 30, 2004, Fulton had consolidated total assets of approximately $10.6 billion.

The principal assets of Fulton are its twelve wholly-owned bank subsidiaries:

•	Fulton Bank, a Pennsylvania bank and trust company which is not a member of the Federal Reserve System;

•	Lebanon Valley Farmers Bank, a Pennsylvania bank and trust company which is a member of the Federal Reserve System;

•	Swineford National Bank, a national banking association which is a member of the Federal Reserve System;

•	Lafayette Ambassador Bank, a Pennsylvania bank and trust company which is a member of the Federal Reserve System;

•	FNB Bank, National Association, a national banking association which is a member of the Federal Reserve System;

•	Hagerstown Trust Company, a Maryland trust company which is not a member of the Federal Reserve System;

•	Delaware National Bank, a national banking association which is a member of the Federal Reserve System;

•	The Bank, a New Jersey bank which is not a member of the Federal Reserve System;

•	The Peoples Bank of Elkton, a Maryland bank which is not a member of the Federal Reserve System;

•	Skylands Community Bank, a New Jersey bank which is not a member of the Federal Reserve System;

•	Premier Bank, a Pennsylvania bank which is a member of the Federal Reserve System; and

•	Resource Bank, a Virginia bank which is a member of the Federal Reserve System.

In addition, Fulton has twelve wholly-owned nonbank direct subsidiaries:

•	Fulton Financial Realty Company, which leases to Fulton its corporate headquarters and primary operation center as well as three unaffiliated tenants at the corporate headquarters property;

•	Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life, accident and health insurance that is directly related to extensions of credit by Fulton’s bank subsidiaries;

•	Central Pennsylvania Financial Corp., which owns two inactive non-banking subsidiaries, as well as limited partnership interests in partnerships invested in low and moderate income housing projects for Community Reinvestment Act purposes;

•	FFC Management, Inc., which owns equity investments in various financial institutions, mostly commercial banks, and corporate owned life insurance policies;

•	Fulton Financial Advisors, National Association, a limited purpose national banking association with trust powers;

•	Fulton Insurance Services Group, Inc., an insurance agency;

•	FFC Penn Square, Inc., which holds approximately $44 million of trust preferred securities issued by an affiliate;

•	Drovers Capital Trust I, which has issued and outstanding approximately $7.5 million of trust preferred securities;

•	Premier Capital Trust II, which has issued and outstanding approximately $15.0 million of trust preferred securities;

•	PBI Capital Trust, which has issued and outstanding approximately $10.0 million of trust preferred securities;

•	Resource Capital Trust II, and Resource Capital Trust III, each of which was formed for the purposes of issuing trust preferred securities; and

•	Virginia Financial Services, LLC, which provides management consulting services.

First Washington FinancialCorp

U. S. Route 130 and Main Street

Windsor, NJ 08561

(609) 426-1000

First Washington FinancialCorp, a New Jersey corporation, is the bank holding company for First Washington State Bank, a New Jersey state chartered bank. At June 30, 2004, First Washington had total consolidated assets of approximately $474.4 million, deposits of approximately $409.3 million and shareholders’ equity of approximately $33.8 million. First Washington State Bank has 16 branches located in Monmouth, Ocean, and Mercer Counties, New Jersey. First Washington State Bank is engaged principally in the business of taking deposits and making commercial loans, residential mortgage loans, consumer loans and home equity and property improvement loans. First Washington State Bank has the following wholly-owned non-bank subsidiaries:

•	Windsor Realty Holdings, Inc., which has owned or leased real estate where First Washington State Bank has or may in the future have operations;

•	FWS Holdings, Inc., which owns all of the stock of Windsor Financial, Inc., a Delaware corporation and the manager of First Washington State Bank’s bond portfolio; and

•	Windsor Title Holdings, Inc., which offers title insurance through a 50% partnership with Windsor Title Agency, L.P.

First Washington Board Recommends Shareholder Approval (See page 23)

The First Washington Board believes that the merger is in the best interests of First Washington and its shareholders and recommends that you vote “FOR” approval of the merger agreement.

Vote Required To Approve Merger Agreement (See page 20)

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of First Washington’s outstanding common stock. The directors and executive officers of First Washington and their affiliates together own about 45.19% of First Washington’s outstanding common stock as of December 31, 2003. The directors of First Washington have signed voting agreements with Fulton pursuant to which they have agreed to vote their shares in favor of the merger.

Brokers who hold shares of First Washington common stock as nominees will not have authority to vote those shares with respect to the merger unless shareholders provide them with voting instructions.

The merger does not require the approval of Fulton’s shareholders.

Special Meeting To Be Held November 5, 2004 (See page 19)

First Washington will hold its special meeting of shareholders on Friday, November 5, 2004, at 10:00 a.m., EST at the ballroom at the Ramada Inn, 399 Monmouth Street, East Windsor, NJ 08520.

At the special meeting, you will vote on a proposal to approve the merger agreement under which First Washington would merge with Fulton, to adjourn the special meeting to solicit additional proxies, if necessary, in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement, and any other business that properly arises at the special meeting.

Record Date Set At September 22, 2004; Voting (See page 19)

You are entitled to vote at the special meeting if you owned shares of First Washington common stock at the close of business on September 22, 2004, the record date. On September 22, 2004, there were 4,253,741 shares of First Washington common stock outstanding. You will have one vote on all matters at the special meeting for each share of First Washington common stock you owned on September 22, 2004.

Conditions That Must Be Satisfied For The Merger To Occur (See page 30)

The following conditions must be met for Fulton and First Washington to complete the merger in addition to other customary conditions:

•	approval of the merger by First Washington’s shareholders;

•	the absence of legal restraints that prevent the completion of the merger;

•	receipt of a legal opinion from Fulton’s legal counsel that the merger will be tax-free to First Washington shareholders, except for any cash received in lieu of fractional shares;

•	the continuing accuracy of the parties’ representations in the merger agreement;

•	no material adverse change having occurred to First Washington or Fulton;

•	receipt of all required regulatory approvals; and

•	the continuing effectiveness of the registration statement filed with the SEC.

Regulatory Approvals Required (See page 37)

Fulton and First Washington cannot complete the merger unless Fulton obtains the approvals of the Federal Reserve Board and the New Jersey Department of Banking. Fulton has filed the required applications and notices seeking approval of the merger. Although Fulton and First Washington believe regulatory approvals will be received in a timely manner, Fulton and First Washington cannot be certain when or if they will be obtained.

Termination And Amendment Of The Merger Agreement (See page 35)

First Washington and Fulton can mutually agree at any time to terminate the merger agreement without completing the merger. Either party can also terminate the merger agreement in the following circumstances:

•	if any condition precedent to a party’s obligations under the merger agreement is unable to be satisfied by April 15, 2005, through no fault of its own; or

•	if the other party has materially breached a representation, warranty or covenant and has not cured such breach within thirty days of receiving written notice of the breach.

In addition, Fulton may terminate the merger agreement if First Washington’s Board of Directors exercises its fiduciary duty with respect to a proposed acquisition of First Washington by someone other than Fulton. First Washington can also terminate the merger agreement if the closing market price for Fulton Common Stock, determined by averaging the price of Fulton’s stock over a ten day period occurring just before the merger, is less than both:

•	$18.00; and

•	80% of the ratio of the Nasdaq Bank Index over the same ten-day period compared to the Index on June 14, 2004, times the price of Fulton stock on June 14, 2004.

Fulton and First Washington can agree to amend the merger agreement in any way, except that after the shareholders’ special meeting they cannot decrease the consideration you will receive in the merger. Either party can waive any of the requirements of the other party in the merger agreement, except that neither party can waive any required regulatory approval.

Fulton To Continue As Surviving Corporation (See page 28)

Fulton will continue as the surviving corporation after the merger. The boards of directors and executive officers of Fulton and its subsidiaries will not change as a result of the merger, except that:

•	Fulton will appoint Abraham S. Opatut, one of First Washington’s current directors, to its Board of Directors or, in the event he is unable to serve, another member of First Washington’s current Board that is acceptable to Fulton;

•	All of First Washington State Bank’s current directors are expected to remain on the Board of Directors of First Washington State Bank following the merger.

Warrant Agreement Makes Third Party Offers For First Washington More Expensive (See page 33)

In connection with the merger agreement, First Washington granted Fulton a warrant to purchase up to 850,000 shares of First Washington common stock at an exercise price of $21.00 per share. The warrant acts to discourage other companies from acquiring First Washington by making third party offers for First Washington more expensive. It also provides compensation to Fulton in the event that the merger fails to close because another party gains control of First Washington. Generally, Fulton may exercise this warrant only if another party seeks to gain control of First Washington. Fulton and First Washington do not believe that any of the events which would permit Fulton to exercise the warrant have occurred as of the date of this document.

The warrant agreement and warrant are attached to this document as Exhibit B.

Risk Factors (See page 15)

Financial Interests of Management In The Merger (See page 39)

When considering the recommendation of First Washington’s Board of Directors, you should be aware that some directors and executive officers have interests in the merger which may conflict with their interests as shareholders. These interests include:

•	C. Herbert Schneider, President and CEO of First Washington, has entered into a new employment agreement with First Washington State Bank that will become effective upon completion of the merger. This employment agreement replaces an existing employment agreement that Mr. Schneider has with First Washington;

•	Executive officers and directors hold options to purchase First Washington stock that will convert into options to purchase Fulton stock. As of September 22, 2004, the difference between the aggregate exercise price and the market value of the shares underlying the options held by executive officers and directors of First Washington, which represents the economic value of the options, was approximately $11.5 million;

•	Following the merger, Fulton will indemnify, and provide liability insurance to, officers and directors of First Washington; and

•	Following the merger, the current members of First Washington’s board of directors will remain directors of First Washington State Bank, and the compensation for non-employee directors of First Washington State Bank will remain unchanged for three years following the effective time of the merger.

Accounting Treatment (see page 38)

Fulton will account for the merger under the purchase method of accounting for business combinations.

Forward-Looking Information

This document contains and incorporates some “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding intent, belief or current expectations about matters including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words. Forward-looking statements are also statements that are not statements of historical fact. Forward-looking statements are subject to risks, uncertainties and assumptions. These include, by their nature:

•	the effects of changing economic conditions in Fulton’s and First Washington’s market areas and nationally;

•	credit risks of commercial, real estate, consumer and other lending activities;

•	significant changes in interest rates;

•	changes in federal and state banking laws and regulations which could impact operations;

•	funding costs;

•	other external developments which could materially affect the business and operations of Fulton and First Washington;

•	the ability of Fulton to assimilate First Washington after the merger; and

•	other risks detailed from time to time in First Washington’s and Fulton’s SEC filings, including Forms 10-Q (or 10-QSB for First Washington) and 10-K (or 10-KSB for First Washington).

If one or more of these risks or uncertainties occurs or if the underlying assumptions prove incorrect, actual results, performance or achievements in 2004 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements.

RISK FACTORS

An investment in Fulton common stock in connection with the merger involves the risks described below. In addition to the other information contained in this document, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement.

RISK FACTORS RELATED TO THE MERGER

Fluctuations in the Market Price of Fulton Common Stock May Cause the Value of the Merger Consideration to Decrease, and First Washington’s Board of Directors May be Able to Abandon the Merger as a Result of Such a Decrease.

Upon completion of the merger, your shares of First Washington common stock will be converted into shares of Fulton common stock. While the merger consideration has been structured to provide that First Washington shareholders will receive 1.35 shares of Fulton common stock for each of their shares of First Washington common stock, the value of 1.35 shares of Fulton common stock at the time of the merger is uncertain. Stock price changes may result from a variety of factors that are beyond the control of Fulton, including, among other things, changes in Fulton’s business, operations and prospects, regulatory considerations and general market and economic conditions.

The aggregate market value of the Fulton common stock that you will receive in the merger is not fixed, and First Washington has the right to terminate the merger agreement and abandon the merger before the closing if Fulton’s common stock, averaged over a 10 day period occurring just before the merger, is less than $18.00 and has decreased by 20% more than the Nasdaq bank stock index when compared, in each instance, to the value of the index and Fulton Stock on June 14, 2004. The satisfaction of the termination condition creates a right, but not an obligation, to terminate. The opportunity to evaluate such termination provisions will take place only at the end of the transaction in accordance with its terms. In the event the termination provision conditions set forth above allow First Washington to terminate the Merger Agreement, Fulton shall have the right to amend the Merger Agreement and increase the exchange ratio in lieu of terminating the Merger Agreement.

The price of Fulton common stock may vary from its price on the date of this document, the date of the First Washington special meeting and the date of closing. Because the date the merger is completed will be later than the date of the special meeting, the price of the Fulton common stock on the date of the special meeting may be different than the price on the date the merger is completed.

You Will Have Less Influence as a Shareholder of Fulton Than as a Shareholder of First Washington.

As a First Washington shareholder, you currently have the right to vote in the election of the Board of Directors of First Washington and on other matters affecting First Washington. The merger will transfer control of First Washington to the shareholders of Fulton. Although when the merger occurs you will become a shareholder of Fulton, your percentage ownership of Fulton will be significantly smaller than your percentage ownership of First Washington. Because of this, you will have less influence on the management and policies of Fulton than you now have on the management and policies of First Washington.

Future Results for Fulton Could Differ Materially from its Historical Results or Forward-Looking Statements in its Filings with the SEC.

Fulton has made, and may continue to make, certain forward-looking statements in its filings with the SEC with respect to its acquisition and growth strategies, net interest income and margin, the ability to realize gains on equity investments, allowance and provision for loan losses, expected levels of certain non-interest expenses and the liquidity position of Fulton. Fulton cautions that these forward-looking statements are subject to various assumptions, risks and uncertainties. Because of the possibility of changes in these assumptions, risks and uncertainties, actual results could differ materially from forward-looking statements. Fulton’s forward-looking statements are relevant only as of the date on which such statements are made. By making any forward-looking statements, Fulton assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Fulton’s filings with the Securities and Exchange Commission include descriptions of a number of factors affecting its performance which shareholders of First Washington should consider. First Washington shareholders should review these filings with these factors in mind. Fulton believes the most material of these factors can be summarized as follows:

•     If market interest rates remain at historically low levels, Fulton’s earnings may be negatively affected. Net interest income is the most significant component of Fulton’s net income, accounting for approximately 73% of total revenues in 2003 and 75% for the six months ended June 30, 2004. The ability to manage net interest income over a variety of interest rate and economic environments is important to the success of a financial institution. Net interest income growth is generally dependent upon balance sheet growth and maintaining or growing the net interest margin. Fulton’s net interest income has been impacted by a series of reductions to short-term interest rates enacted by the Federal Reserve Board (“FRB”) over the past two years. These rate reductions resulted in significant decreases to Fulton’s prime lending rate as well as a decline in the general interest rate environment. The rate reductions initially had a negative impact on Fulton’s net interest income and net interest margin as its assets, particularly floating rate loans, repriced to lower rates more quickly than its time deposits. Short term interest rates remained low throughout the second quarter and first six months with the average overnight borrowing rate, or Federal funds rate, and the average prime lending rate at 1.00% and 4.00% respectively. Over the past year, the low short-term interest rates had a negative impact on Fulton’s net interest income and net interest margin, as reducing the rates paid on deposits became exceedingly difficult. As a result, average rates on earning assets decreased more than the average rate paid on liabilities, causing a decrease in net interest margin in 2004. If rates remain low in the future, the net interest margin may continue to trend lower.

•     Market Conditions and the Composition of Fulton’s Loan Portfolios Could Increase the Risk in its Loan Portfolio and Require a Higher Loan Loss Allowance. The credit risk associated with lending activities is accounted for by Fulton through its allowance and provision for loan losses. The provision is the expense recognized in the income statement to adjust the allowance to its proper balance, as determined through the application of Fulton’s allowance methodology procedures. These procedures include the evaluation of the risk characteristics of the portfolio and documentation in accordance with applicable accounting standards. Management of Fulton believes that the allowance balance at June 30, 2004 is sufficient to cover losses inherent in the loan portfolio on that date and is appropriate based on applicable accounting standards. However, trends that could indicate the need for a higher provision include the general national and regional economies and the continued growth in Fulton’s commercial loan and commercial mortgage portfolios, which are inherently more risky.

•     Fulton’s Investment in Equity Securities Exposes It To Negative Movements in the Stock Prices of the Companies Whose Stock It Owns. Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of Fulton. Fulton’s equity investments consist primarily of common stocks of publicly traded financial institutions. Although the carrying value of equity investments accounted for only 1.0% of Fulton’s total assets, the unrealized gains on the portfolio represent a potential source of revenue and, if values were to decline significantly, this revenue source could be lost. Management of Fulton continuously monitors the fair value of its equity investments and evaluates current market conditions and operating results of the companies. Periodic sale and purchase decisions are made based on this monitoring process. Certain of Fulton’s equity investments have shown negative returns in tandem with the general performance of equity markets. Fulton has evaluated, based on current accounting guidance, whether the decreases in value of any of these investments constitute “other than temporary” impairment which would require a write-down through a charge to earnings. In 2003, Fulton recorded a write-down for specific equity securities which were deemed to exhibit “other than temporary” impairment in value. If a downturn in the equity market occurs over the next 12 months, additional impairment charges may be necessary. In addition to its equity portfolio, Fulton’s investment management and trust services could be impacted by fluctuations in the securities markets. A portion of Fulton’s trust revenue is based on the value of the underlying investment portfolios. If securities markets contract, Fulton’s revenue could be negatively impacted. In addition, the ability of Fulton to sell its brokerage services is dependent, in part, upon consumers’ level of confidence in the outlook for rising securities prices.

•     Fulton May Not Be Able to Supplement Its Growth With Acquisitions in the Future and Future Evaluations of Goodwill Recorded in Connection With Acquisitions May Require Write-Downs. Fulton has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. There can be no assurance that Fulton will be able to effect future acquisitions on favorable terms or that Fulton will be able to assimilate acquired institutions successfully. Applicable accounting standards require that the purchase method of accounting be used for all business combinations and eliminated the use of pooling of interests for transactions initiated subsequent to June 30, 2001. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company’s net assets, the excess is carried on the acquiror’s balance sheet as goodwill. Goodwill is to be evaluated for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment is determined. Based on tests of goodwill impairment conducted to date, Fulton has concluded that there has been no impairment, and no write-downs have been recorded. There can be no assurance that the future evaluations of goodwill will not result in findings of impairment and write-downs.

•     The Level of Some of Fulton’s Non-Interest Expenses is Beyond Its Control and Could Adversely Affect Its Earnings. Fulton strives to control its level of non-interest expenses. However, some of these expenses are beyond Fulton’s control. For example, Fulton’s defined benefit plan expense can be greatly impacted by the return realized on invested plan assets. A downturn in the equity markets could result in an increase in expense. This occurred in 2003, when Fulton’s defined benefit plan expense increased 66.9%.

•     The Competition Fulton Faces is Increasing and May Have a Negative Impact on Fulton’s Performance. The banking and financial services industries are highly competitive. Within its geographical region, Fulton’s subsidiaries face direct competition from other commercial banks, varying in size from local community banks to larger regional and national banks, and credit unions. With the growth in electronic commerce and distribution channels, Fulton’s banks also face competition from banks not physically located in Fulton’s geographic markets.

The competition in the industry has also increased as a result of the passage of various legislation. Under such legislation, banks, insurance companies or securities firms may affiliate under a financial holding company structure, allowing expansion into non-banking financial services activities that were previously restricted. These include a full range of banking, securities and insurance activities, including securities and insurance underwriting, issuing and selling annuities and merchant banking activities. While Fulton does not currently engage in all of these activities, the ability to do so without separate approval from the Federal Reserve Board enhances the ability of Fulton — and financial holding companies in general — to compete more effectively in all areas of financial services.

As a result of this legislation, there is more competition for customers who were traditionally served by the banking industry. While the legislation increased competition, it also provided opportunities for Fulton to expand its financial services offerings. Fulton also competes through the variety of products that it offers and the quality of service that it provides to its customers. However, there is no guarantee that these efforts will insulate Fulton from competitive pressure which could impact its pricing decisions for loans, deposits and other services and ultimately impact financial results.

•     The Supervision and Regulation to Which Fulton is Subject Can be a Competitive Disadvantage. Fulton is a registered financial holding company and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation. Fulton and its subsidiaries are subject to various regulations and examinations by regulatory authorities. In general, various statutes establish the corporate governance and eligible business activities of Fulton, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, and capital adequacy requirements, among other regulations. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk and compliance with such statutes increases Fulton’s expense, requires management’s attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

•     Monetary and Fiscal Policy May Affect Fulton’s Earnings and Are Not Predictable. Fulton and its subsidiary banks are affected by fiscal and monetary policies of the federal government,

including those of the Federal Reserve Board, which regulates the national money supply in order to manage recessionary and inflationary pressures. Among the techniques available to the Federal Reserve Board are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits. The effect of monetary policies on the earnings of Fulton cannot be predicted.

THE SPECIAL MEETING

The board of directors of First Washington is providing this document to holders of First Washington common stock to solicit your proxy for use at the special meeting of First Washington shareholders and any adjournments or postponements of the special meeting.

Time, Date and Place

The special meeting of First Washington’s shareholders will be held at 10:00 a.m., EST, on Friday, November 5, 2004, at the ballroom at the Ramada Inn, 399 Monmouth Street, East Windsor, NJ 08520.

Matters to be Considered

The purposes of the special meeting are to consider, approve and adopt the merger agreement, to approve a proposal to adjourn the special meeting, if necessary, because more time is needed to solicit proxies, and to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting. At this time, First Washington’s board of directors is unaware of any other matters that may be presented for action at the special meeting.

A vote for approval of the merger agreement is a vote for approval of the merger of First Washington into Fulton and for the exchange of First Washington common stock for Fulton common stock. If the merger is completed, First Washington common stock will be cancelled and you will receive 1.35 shares (subject to adjustment for stock splits, stock dividends and similar matters) of Fulton common stock in exchange for each share of First Washington common stock that you hold. Fulton will pay cash in lieu of issuing any fractional share interests to you.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on September 22, 2004 has been fixed by First Washington’s Board of Directors as the record date for the determination of holders of First Washington common stock entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on the record date, 4,253,741 shares of First Washington common stock were outstanding and entitled to vote. Each share of First Washington common stock entitles the holder to one vote at the special meeting on all matters properly presented at the special meeting.

How to Vote Your Shares

Shareholders of record may vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it in the postage paid envelope provided.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote in person at the special meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares.

Any shareholder executing a proxy may revoke it at any time before it is voted by:

•	delivering to the Secretary of First Washington prior to the special meeting a written notice of revocation addressed to Nora Rauscher, Assistant Corporate Secretary, First Washington FinancialCorp, U. S. Route 130 and Main Street, Windsor, NJ 08561;

•	delivering to First Washington prior to the special meeting a properly executed proxy with a later date; or

•	attending the special meeting and voting in person.

Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

Each proxy returned to First Washington (and not revoked) by the holder of First Washington common stock will be voted in accordance with the instructions indicated thereon. If no instructions are indicated, the proxy will be voted FOR approval and adoption of the merger agreement, FOR adjournment of the special meeting if necessary to allow First Washington time to solicit more votes in favor of the merger agreement and, as to any other proposal properly brought before the special meeting, in their discretion.

At this time, First Washington’s board of directors is unaware of any matters, other than set forth above, that may be presented for action at the special meeting or any adjournment or postponement of the special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters. The persons named as proxies by a shareholder may propose and vote for one or more adjournments or postponements of the special meeting to permit additional solicitation of proxies in favor of approval and adoption of the merger agreement.

Vote Required

A quorum, consisting of the holders of a majority of the issued and outstanding shares of First Washington common stock, must be present in person or by proxy before any action may be taken at the special meeting. Abstentions will be treated as shares that are present for purposes of determining the presence of a quorum but will not be counted in the voting on a proposal. On all matters to come before the special meeting, each share of common stock is entitled to one vote.

Under First Washington’s Certificate of Incorporation, the affirmative vote of a majority of the outstanding shares of First Washington common stock, in person or by proxy, is necessary to approve and adopt the merger agreement on behalf of First Washington.

First Washington intends to count shares of First Washington common stock present in person at the special meeting but not voting, and shares of First Washington common stock for which it has received proxies but with respect to which holders of such shares have abstained on any matter, as “present” at the special meeting for purposes of determining whether a quorum exists. Because approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of First Washington common stock, such nonvoting shares and abstentions will not be counted in determining whether or not the required number of shares have been voted to approve and adopt the merger agreement. Therefore, they will effectively act as a vote against the merger. In addition, under applicable rules, brokers who hold shares of First Washington common stock in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers in favor of the approval of the merger agreement without specific instructions to that effect from such customers. Accordingly, shares held by customers who fail to provide instructions with respect to their shares of First Washington common stock to their broker will not be voted for or against the merger. However, failing to vote effectively acts as a vote against the merger agreement. Such “broker non-votes,” if any, will be counted as present for determining the presence or absence of a quorum for the transaction of business at the special meeting or any adjournment or postponement thereof.

The directors and executive officers of First Washington collectively owned approximately 39.45% of the outstanding shares of First Washington common stock as of the record date for the special meeting. First Washington’s directors have entered into voting agreements with Fulton pursuant to which they have agreed to vote all of their shares in favor of the merger agreement.

Solicitation of Proxies

First Washington will pay all costs incurred by it in connection with the solicitation of proxies from its shareholders on behalf of its board of directors with the exception of printing and mailing this document, the cost of which will be paid by Fulton. Additionally, the directors, officers and employees of First Washington and its subsidiaries may solicit proxies from shareholders of First Washington in person or by telephone, facsimile or other electronic methods without compensation other than reimbursement by First Washington for their actual expenses.

Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of First Washington common stock held of record by such persons, and First Washington will reimburse such firms, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith. You should not send in your stock certificates with your proxy card. As described below under the caption “The Merger – Exchange of First Washington Stock Certificates” on page 30, you will receive materials for exchanging shares of First Washington common stock shortly after the merger.

THE MERGER

The following information is intended to summarize the material aspects of the merger agreement. This description is only a summary. We have attached the full merger agreement and the warrant agreement to this document as Exhibits A and B, and we incorporate each in this document by reference. We urge you to read the merger agreement carefully.

The merger agreement provides that:

•	First Washington will merge into Fulton; and

•	You, as a shareholder of First Washington, will receive 1.35 shares (subject to adjustment for stock splits, stock dividends and similar events) of Fulton common stock for each share of First Washington common stock that you own, if the merger is completed.

•	First Washington may pay its shareholders a cash dividend of $0.11 per share on each of September 30, 2004 and December 31, 2004, provided that the merger has not closed on or before the record date for the dividend on Fulton common stock to be paid on or about October 15, 2004 and January 14, 2005, respectively. In addition, First Washington may pay its shareholders a cash dividend of $0.22 per share on March 31, 2005 and each quarter thereafter provided that the merger has not closed or the merger agreement has not been terminated, on or before the record date for the dividend on Fulton common stock scheduled to be paid on or about April 15, 2005, and thereafter on or before the record date for each subsequent quarterly Fulton dividend.

The board of directors of First Washington has unanimously approved and adopted the merger agreement and believes the merger is in your best interests. First Washington’s board of directors recommends that you vote FOR the merger agreement.

Background of Merger

First Washington has, from time to time, received unsolicited indications of interest regarding potential business combination transactions. Although First Washington has generally evaluated the indications of interest it has received, its Board of Directors in the past has concluded that it was in the best interest of First Washington’s shareholders that First Washington continue to implement its strategic plan and remain as a stand alone institution.

However, in late 2003 and early 2004, management and the First Washington Board of Directors began to evaluate the community-banking environment in light of anticipated increases in interest rates, enhanced competition and economic circumstances, as well as First Washington’s place within its banking market. As a result of this analysis, at a meeting on February 18, 2004, the First Washington Board of Directors voted to retain Advest, Inc. as financial advisor to solicit indications of interest from potential acquirers, to analyze the indications of interest and to advise the First Washington Board of Directors on the value of the indications of interest for First Washington versus the value First Washington could expect to realize as an independent institution.

In February and March of 2004, First Washington management worked with representatives of Advest to create an information package to be used by Advest in soliciting indications of interest and management reviewed with Advest lists of potentially interested bidders. Information packages were distributed to possible interested parties in late March 2004.

At a meeting on April 20, 2004, representatives of Advest met with the First Washington Board of Directors to review the three indications of interest they had received, from Fulton and two other depository institution holding companies. Representatives of Advest reviewed with the First Washington Board of Directors their analysis of the three indications of interest and, on the basis of the indications of interest, the First Washington Board of Directors elected to allow each of the three interested parties to conduct a diligence review of First Washington in order to finalize their indications of interest in First Washington.

During the last week of April and the first week of May, 2004, each of the interested parties was permitted to undertake a diligence review of First Washington. On the basis of the diligence review, each of the three interested parties submitted revised indications of interest.

At a Board Meeting of May 24, 2004, representatives of Advest presented the updated and enhanced indications of interest to the First Washington Board of Directors and analyzed each of the proposals. Representatives of Advest also analyzed the values represented by each of the indications of interest against their valuation of First Washington on a stand alone basis. In light of this analysis, the First Washington Board of Directors determined that the Fulton proposal represented the best transaction for First Washington’s shareholders and authorized and directed Advest and First Washington’s counsel, Windels Marx Lane & Mittendorf, LLP, to seek to negotiate the terms of a final agreement with Fulton.

Over the next two weeks, representatives of Advest and Windels Marx, with input from First Washington’s Chairman and President, negotiated final proposed terms of the business combination with Fulton and its outside legal counsel, Barley, Snyder, Senft & Cohen, LLC.

At a meeting of the First Washington Board of Directors on June 9, 2004, counsel for First Washington reviewed with the Board of Directors the current status of negotiations with Fulton and the proposed terms which had been agreed to by the parties, including an exchange ratio of 1.35 Fulton shares for each First Washington share, subject to adjustment in certain limited circumstances, and the ability of First Washington to commence paying a cash dividend of $0.11 per share in each of the third and fourth quarters of 2004. Counsel to First Washington reviewed with the Board of Directors the issues which were still open in the negotiations and the First Washington Board of Directors provided direction with regard to settling those issues.

On June 13, 2004, the First Washington Board of Directors held a special meeting to review the proposed definitive merger agreement and related documents. Counsel to First Washington reviewed the material terms of all of the agreements. Representatives of Advest reviewed with the First Washington Board of Directors their financial analysis of the terms of the transaction and rendered their oral opinion that the terms of the transaction were fair to the shareholders of First Washington from a financial standpoint. The First Washington Board of Directors, in discussing the proposed terms of the merger, identified several issues that they believed needed clarification before the agreements could be finalized. The First Washington Board of Directors authorized and directed representatives of Advest and Windels Marx to clarify these issues with Fulton’s representatives, and scheduled a final board meeting to consider and vote upon the Agreement and Plan of Merger for four o’clock the next day, June 14, 2004.

Over the course of June 14, 2004, representatives of Advest, First Washington’s counsel, First Washington’s Chairman and First Washington’s President and CEO negotiated with representatives of Fulton and its outside counsel in order to finalize the Agreement and Plan of Merger and associated documents. At four o’clock on June 14, 2004, the First Washington Board of Directors convened a special meeting. Counsel to First Washington reviewed with the First Washington Board of Directors the resolution of the issues the Board of Directors had identified in its meeting on the prior day. Representatives of Advest reconfirmed to the First Washington Board of Directors their oral opinion that the terms of the Agreement and Plan of Merger were fair to the shareholders of First Washington from a financial point of view. The First Washington Board of Directors then approved the Agreement and Plan of Merger and associated documents, and directed the Chairman and the President and Chief Executive Officer of First Washington to execute the definitive agreements on behalf of First Washington.

On June 14, 2004, First Washington and Fulton each issued a press release announcing the potential merger and the execution by the parties of the merger agreement.

Recommendation of the First Washington Board of Directors and Reasons for the Merger

After careful consideration, First Washington’s Board of Directors determined that the merger is fair to, and in the best interests of, First Washington and its shareholders. Accordingly, the First Washington Board of Directors unanimously approved the merger agreement and unanimously recommends that First Washington shareholders vote FOR approval and adoption of the merger agreement.

In approving the merger agreement, the First Washington board consulted with Advest, Inc., First Washington’s financial advisors, with respect to the financial aspects and fairness of the exchange ratio from a financial point of view, and with its legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, the First Washington board also considered all material factors, including the following:

•	the financial terms of the transaction, including the implied price of a share of First Washington common stock - based upon Fulton’s market price at the time the merger agreement was executed - of $26.74 per share;

•	the ability of First Washington to provide some cash to its shareholders as part of the transaction, through the payment of $0.11 per share cash dividends in the third and fourth quarters of 2004, and, in the event the transaction is not closed by the end of the first quarter of 2005, $0.22 per share in the first quarter of 2005 and thereafter. First Washington had not historically paid cash dividends;

•	that Fulton, through prior acquisitions, already serves markets in Southwest and Northwest New Jersey, and that First Washington’s trade area was a natural extension of Fulton’s existing New Jersey trade;

•	the fact that Fulton’s common stock is regularly traded on the Nasdaq National Market and provides greater liquidity than First Washington’s stock;

•	that Fulton offers a broader range of products and services and the merger will provide First Washington’s customers with access to these products and services;

•	that Fulton will continue to operate First Washington State Bank as a stand-alone subsidiary, thereby providing First Washington’s existing customers the opportunity to obtain broader products and services from personnel with whom they are familiar;

•	the strength of Fulton’s management and the similarity of the commitment to the community and operating philosophies of First Washington;

•	the opinion of Advest, Inc. that the consideration payable in the merger was fair to the First Washington shareholders from a financial point of view;

•	other terms of the merger agreement, including the opportunity for First Washington shareholders to receive shares of Fulton common stock in a tax free exchange; and

•	based upon Fulton’s history of acquisitions and regulatory applications, the likelihood that the merger would be approved by appropriate regulatory authorities.

All business combinations, including the merger, also include certain risks and disadvantages. The material potential risks and disadvantages to First Washington’s shareholders identified by First Washington’s board and management include the following material matters, the order of which does not necessarily reflect their relative significance:

•	the fact that the warrant agreement entered into in connection with the merger agreement and certain other provisions of the agreement might discourage third parties from seeking to acquire First Washington, in light of the fact that Fulton was unwilling to enter into the merger agreement absent such provisions; and

•	the fact that the exchange ratio is fixed except in extraordinary circumstances, thus rendering First Washington shareholders subject to the risk of declines in the market price of Fulton common stock.

The discussion and factors considered by First Washington’s Board of Directors are not intended to be exhaustive, but include all material factors considered. In approving the merger agreement, First Washington’s board did not assign any specific or relative weights to any of the foregoing factors, and individual directors may have weighted factors differently. In addition, there can be no assurances that the benefits of the merger perceived by the First Washington Board of Directors and described above will be realized or will outweigh the risks and uncertainties.

Opinions of First Washington’s Financial Advisors

By letter agreement dated as of February 20, 2004, First Washington retained Advest, Inc. as an independent financial advisor in connection with evaluating strategic alternatives, including possible business combination transactions. Advest is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Advest is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Advest acted as financial advisor to First Washington in connection with the proposed merger with Fulton and participated in certain of the negotiations leading to the Agreement. At the request of First Washington’s Board, representatives of Advest participated in the June 14, 2004 meeting at which the Board considered and approved the merger agreement. At that meeting, Advest delivered to First Washington’s Board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair, from a financial point of view, to First Washington’s shareholders. Advest has also delivered to First Washington’s Board a written opinion dated the date of this proxy statement which is substantially identical to the June 14, 2004 opinion. THE FULL TEXT OF ADVEST’S OPINION, AS UPDATED TO THE DATE OF THE PROXY STATEMENT, IS ATTACHED AS EXHIBIT C TO THIS PROXY STATEMENT. THE OPINION OUTLINES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY ADVEST IN RENDERING THE OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. FIRST WASHINGTON SHAREHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER. ADVEST’S OPINION WAS DIRECTED TO FIRST WASHINGTON’S BOARD AND WAS PROVIDED TO THE BOARD FOR ITS INFORMATION IN CONSIDERING THE MERGER. THE OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO FIRST WASHINGTON SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF FIRST WASHINGTON TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY FIRST WASHINGTON SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER.

In connection with rendering its June 14, 2004 opinion, Advest reviewed and considered, among other things:

(1) the merger agreement and certain of the schedules thereto;

(2) the warrant agreement entered into by and between First Washington and Fulton in connection with the merger agreement;

(3) certain publicly available financial statements and other historical financial information of First Washington that they deemed relevant;

(4) certain publicly available financial statements and other historical financial information of Fulton that they deemed relevant;

(5) financial projections for First Washington for the years ending December 31, 2003 through 2007 reviewed with management of First Washington and the views of senior management of First Washington, based on limited discussions with members of senior management regarding First Washington’s business, financial condition, results of operations and future prospects;

(6) certain pro forma analyses of the impact of the merger on Fulton’s capital position prepared by and reviewed with management of Fulton and the views of the senior management of Fulton, based on limited discussions with them, regarding Fulton’s business and financial condition;

(7) the publicly reported historical price and trading activity for First Washington’s common stock, including a comparison of certain financial and stock market information for First Washington with similar publicly available information for certain other companies the securities of which are publicly traded;

(8) the financial terms of certain recent business combinations in the banking industry, to the extent publicly available;

(9) the current market environment generally and the banking environment in particular; and

(10) such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.

In performing its reviews and analyses and in rendering its opinion, Advest assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of First Washington and Fulton that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Advest was not asked to and did not undertake an independent verification of the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Advest did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of First Washington or Fulton or any of their respective subsidiaries, or the collectability of any such assets, nor was it furnished with any such evaluations or appraisals. In addition, Advest has not conducted any physical inspection of the properties or facilities of First Washington or Fulton. As to all legal or regulatory matters affecting First Washington, Advest relied, with First Washington’s consent, on the advice of First Washington’s counsel.

Advest’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Advest assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Advest also assumed, with First Washington’s consent, that there has been no material change in First Washington’s and Fulton’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that First Washington and Fulton will remain as going concerns for all periods relevant to its analyses, and that the merger will be accounted for as a purchase transaction and will not be a taxable transaction at the corporate level for federal income tax purposes.

In rendering its June 14, 2004 opinion, Advest performed a variety of financial analyses. The following is a summary of the material analyses performed by Advest, but is not a complete description of all the analyses underlying Advest’s opinion. The summary includes information presented in tabular format. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES, THESE TABLES MUST BE READ TOGETHER WITH THE ACCOMPANYING TEXT. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Advest believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Advest’s comparative analyses described below is identical to First Washington and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of First Washington or the companies to which it is being compared.

The earnings projections for First Washington relied upon by Advest in its analyses were based upon internal projections provided by First Washington’s management for the years ended December 31, 2004 through December 31, 2007. With respect to such financial projections, First Washington’s management confirmed to Advest that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management of the future financial performance of First Washington and Advest assumed for purposes of its analyses that such performance would be achieved. Advest expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Advest by First Washington were prepared for internal purposes only and not with a view towards public disclosure. These projections were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Advest also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First Washington, Fulton and Advest. The analyses performed by Advest are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Advest prepared its analyses solely for purposes of rendering its opinion and provided such analyses to First Washington’s Board at the June 13th meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Advest’s analyses do not necessarily reflect the value of First Washington’s common stock or the prices at which First Washington’s common stock may be sold at any time.

SUMMARY OF PROPOSAL. Advest reviewed the financial terms of the proposed transaction. Based upon the exchange rate of 1.35 Fulton shares and aggregate interim period dividends of $0.22 per share for each First Washington share and Fulton’s closing market price on June 14, 2004, the per share consideration of $26.97 and First Washington’s March 31, 2004 financial information, Advest calculated the following ratios:

Transaction value/LTM EPS	25.2	x
Transaction value/book value	314%
Transaction value/tangible book value	314%
Tangible book premium/deposits	22.27%

The aggregate transaction value was approximately $125.6 million, based upon 4.66 million fully diluted shares of First Washington common stock outstanding, which was determined using the treasury stock method at the per share transaction value. For purposes of Advest’s analyses, earnings per share were based on fully diluted earnings per share.

ANALYSIS OF SELECTED MERGER TRANSACTIONS. Advest reviewed 84 transactions announced nationwide from January 1, 2002 to June 11, 2004 involving bank sales with transaction values greater than $50 million and less than $250 million. Advest also reviewed within this group 15 regional transactions in NJ and PA.

Advest reviewed for both groups the multiples of transaction value at announcement to last twelve months’ earnings, transaction value to book value, transaction value to tangible book value, transaction value to assets and tangible book premium to deposits. The table below summarizes the comparison of the First Washington transaction to the two peer groups:

(In Millions)	FWFC	Nationwide	Regional

Deal Value	$126	$87	$90
to EPS	25.2	x	22.0	x	23.5	x
to Book	314%	267%	292%
to Tang. Book	314%	275%	302%
to Assets	26.00%	22.43%	24.65%
Premium to Deposits	22.27%	21.37%	24.51%
Market Premium - 1 Mo.	39.98%	37.67%	40.90%

Assets	$483	$426	$414
ROA	1.24%	1.10%	0.96%
ROE	15.86%	13.02%	11.67%
NPA / Assets	0.02%	0.25%	0.09%

DISCOUNTED TERMINAL VALUE ANALYSIS. Advest also performed an analysis which estimated the future terminal value of First Washington common stock at December 31, 2007, Advest applied price/earnings multiples ranging from 12x to 18x. The terminal values were then discounted to present values using different discount rates ranging from 10% to 16% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Washington common stock. This analysis indicated an imputed range of values per share of First Washington common stock of $10.23 to $18.51.

In connection with its analyses, Advest considered and discussed with the Board of Directors of First Washington how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets and net income. Advest noted that the discounted terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

PRO FORMA UNDERLYING VALUE OF THE FULTON SHARES RECEIVED. Advest performed an analysis that compares the underlying value of the shares of Fulton that shareholders of First Washington would receive as a result of the merger. In this analysis, the book value per share of $8.58 as of March 31, 2004 and projected earnings per share for 2004 of $1.25 were compared to the underlying book value, earnings, and dividends that each shareholder will receive as a result of the merger. The analysis was performed using an assumed exchange ratio of 1.35. Using this exchange ratio, the restated pro forma underlying book value represented by each Fulton share equates to $11.49, an increase of 33.9%. The pro forma underlying value of First Washington’s December 31, 2004 estimated earnings per share equates to $1.80, an increase of 43.6%. First Washington, at the time of the transaction announcement, was not issuing dividends to common shareholders. On a pro forma basis as a result of the acquisition, each shareholder of First Washington common stock would receive $0.88 in dividends for each share held.

Using publicly available information on First Washington and Fulton and applying the capital guidelines of banking regulators, Advest’s analysis indicated that the merger would not permanently dilute the capital and earnings capacity of Fulton and would, therefore, likely not be opposed by the banking regulatory agencies from a capital perspective. Furthermore, Advest considered the likely market overlap and the Federal Reserve Board guidelines with regard to market concentration and concluded that possible antitrust issues do not exist.

Advest has relied, without any independent verification, upon the accuracy and completeness of all financial and other information reviewed. Advest has assumed that all estimates were reasonably prepared by management, and reflect their best current judgments. Advest did not make an independent appraisal of the assets or liabilities of either First Washington or Fulton, and has not been furnished such an appraisal.

No company or transaction used as a comparison in the above analysis is identical to First Washington, Fulton, or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies used for comparison in the above analysis.

Compensation of Financial Advisors

Pursuant to an engagement letter between First Washington and Advest, Inc., in exchange for Advest’s services, Advest will be paid (1) a transaction fee, equal to approximately 0.9% of the aggregate consideration received by First Washington’s shareholders and (2) reasonable out-of-pocket expenses for its services, up to $5,000 without First Washington’s prior consent. Advest received a retainer of $50,000 and a fee of $75,000 upon signing of the merger agreement. In addition, Advest received a fee of $100,000 when it delivered its opinion to First Washington and First Washington will pay Advest a transaction fee equal to 0.9% of the consideration provided for in the Merger Agreement, less the $225,000 in payments described above, upon closing of the transaction. First Washington has agreed to indemnify Advest against certain liabilities, including certain liabilities under federal securities laws.

Fulton’s Board Of Directors’ Reasons For The Merger

The acquisition of First Washington was attractive to Fulton’s Board of Directors because it presented an opportunity to acquire a performing financial institution in a market adjacent to the current markets of Fulton which would contribute to the expansion of Fulton’s franchise in the State of New Jersey and into New Jersey markets that fit the profile of Fulton’s desired markets in terms of economic growth and demographics.

The Fulton Board of Directors met at a board meeting on April 22, 2004 and approved the nature and amount of consideration that could be offered by management, and authorized the Chairman of the Board, President or any Executive Vice President to negotiate and sign the form of the definitive merger agreement. The Board also unanimously approved and ratified the definitive merger agreement and related documents and the execution of the merger agreement at a regular board meeting on June 15, 2004.

Effect Of The Merger

Upon completion of the merger, First Washington will merge with and into Fulton, and the separate legal existence of First Washington will cease. As a consequence of the merger, all property, rights, debts and obligations of First Washington will automatically transfer to and vest in Fulton, in accordance with Pennsylvania and New Jersey law. Fulton, as the surviving corporation, will be governed by the Articles of Incorporation and Bylaws of Fulton in effect immediately prior to completion of the merger. The directors and executive officers of Fulton prior to the merger will continue, in their respective capacities, as the directors and executive officers of Fulton after the merger, except that Fulton will appoint to its board of directors one current director of First Washington.

Exchange Ratio

On the effective date of the merger, each outstanding share of First Washington common stock will automatically convert into 1.35 shares of Fulton common stock subject to adjustment in certain limited circumstances. You will receive cash instead of receiving fractional share interests of Fulton common stock.

Fulton will adjust the number of shares of Fulton common stock issuable in exchange for shares of First Washington common stock to take into account any stock splits, stock dividends, reclassifications or other similar events that may occur involving Fulton common stock or First Washington common stock prior to closing.

Dividends

The merger agreement permits First Washington to pay a regular quarterly cash dividend on each of September 30 and December 31, 2004, not to exceed $0.11 per share of First Washington common stock outstanding, provided that the effective date of the merger does not occur on or before the record date for the Fulton dividend scheduled for October 15, 2004 and January 14, 2005, respectively. In addition, First Washington may pay its shareholders a cash dividend of $0.22 per share on March 31, 2005 and each quarter thereafter provided that the merger has not closed or the merger agreement has not been terminated, on or before the record date for the dividend on Fulton Stock scheduled to be paid on or about April 15, 2005 and thereafter on or before the record date for each subsequent quarterly Fulton dividend. Subject to applicable regulatory restrictions, if any, First Washington State Bank may pay cash dividends to First Washington sufficient to permit payment of the dividends by First Washington. Neither First Washington nor First Washington State Bank may pay any other dividend without the prior written consent of Fulton.

Stock Options

On the effective date of the merger, each outstanding option to purchase shares of First Washington common stock will automatically convert into an option to purchase Fulton common stock. The number of shares of Fulton common stock issuable upon exercise will equal the number of shares of First Washington common stock subject to the option multiplied by 1.35, rounded to the nearest whole share. The exercise price for a whole share of Fulton common stock will equal the stated exercise price of the option divided by 1.35. The duration and other terms of the Fulton stock option will be identical to the duration and other terms of the First Washington option, except that all references to First Washington will be deemed to be references to Fulton and its affiliates where the context so requires, and will remain exercisable until the stated expiration date of the corresponding First Washington option. Except with respect to vesting requirements, options to acquire Fulton common stock will remain subject to the terms of the plans and grant agreements of First Washington under which First Washington issued the options.

Effective Date Of The Merger

The effective date of the merger will occur within thirty days following the receipt of all regulatory and shareholder approvals. Fulton and First Washington may also mutually agree on a different date. Fulton and First Washington presently expect that the effective date of the merger will occur on or before April 15, 2005.

On or prior to the effective date of the merger, Fulton and First Washington will file articles of merger with the Pennsylvania Department of State and the New Jersey Division of Revenue and such document will set forth the effective date of the merger. Either Fulton or First Washington can terminate the merger agreement if, among other reasons, the merger does not occur on or before April 15, 2005, and the terminating party has not breached or failed to perform any of its obligations under the merger agreement. See “Termination; Effect of Termination” on page 35.

Exchange Of First Washington Stock Certificates

Following the effective date of the merger, Fulton will send a transmittal form to each record owner of First Washington common stock. The transmittal form will contain instructions on how to surrender certificates representing First Washington common stock in exchange for certificates representing Fulton common stock.

You should not forward any First Washington stock certificates until you have received transmittal forms from Fulton. You should not return stock certificates with the enclosed proxy card.

Until you exchange your certificates representing First Washington common stock following the merger, you will not receive the certificates representing Fulton common stock into which your First Washington shares have converted. In addition, at its option, Fulton may withhold dividends on the Fulton shares if you fail to exchange your certificates. When you surrender your First Washington certificates, you will receive any unpaid dividends without interest. For all other purposes, however, each certificate which represents shares of First Washington common stock outstanding at the effective date of the merger will evidence ownership of the shares of Fulton common stock into which those shares converted as a result of the merger. Neither Fulton nor First Washington will have liability for any amount paid in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

Conditions To The Merger

The obligations of Fulton and First Washington to complete the merger are subject to various conditions, which include, among other customary provisions for transactions of this type, the following:

•	approval of the merger agreement by First Washington’s shareholders;

•	receipt of all required regulatory approvals, including the expiration or termination of any notice and waiting periods;

•	the absence of any action, suit or proceeding, pending or threatened, which seeks to modify, enjoin or prohibit or otherwise adversely and materially affect the transaction contemplated by the merger agreement;

•	delivery of a tax opinion by Fulton’s legal counsel to each of Fulton and First Washington;

•	listing of the Fulton stock to be issued as consideration on the NASDAQ National Market;

•	the absence of any material and adverse change in the condition, assets, liabilities, business or operations or future prospects of either party;

•	the accuracy in all material respects as of the date of the merger agreement and as of the effective date of the merger of the representations and warranties of the other party, except as to any representation or warranty which specifically relates to an earlier date and except as otherwise contemplated by the merger agreement;

•	the other party’s material performance of all its covenants and obligations; and

•	other conditions customary for similar transactions, such as the receipt of officer certificates and legal opinions.

Except for the requirements of shareholder approval, regulatory approvals and the absence of any legal action preventing the merger, each of the conditions described above may be waived in the manner and to the extent described in “Amendment; Waivers” on page 35. As of the date of this document, Fulton’s counsel has delivered the required tax opinion.

Representations and Warranties

The merger agreement contains customary representations and warranties relating to:

•	the corporate organizations of Fulton, First Washington and First Washington State Bank and their respective subsidiaries and capital structures;

•	the approval and enforceability of the merger agreement;

•	the consistency of financial statements with generally accepted accounting principles;

•	the filing of tax returns and payment of taxes;

•	the absence of material adverse changes, since December 31, 2003, in the condition, assets, liabilities, business or operations of either Fulton or First Washington, on a consolidated basis;

•	the absence of undisclosed material pending or threatened litigation;

•	compliance with applicable laws and regulations;

•	retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974;

•	the quality of title to assets and properties;

•	the maintenance of adequate insurance;

•	the performance of material contracts;

•	the absence of undisclosed brokers’ or finders’ fees;

•	the absence of material environmental violations, actions or liabilities;

•	the consistency of the allowance for loan losses with generally accepted accounting principles and all applicable regulatory criteria; and

•	the accuracy of information supplied by Fulton and First Washington in connection with the Registration Statement filed by Fulton with the SEC, this document and all applications filed with regulatory authorities for approval of the merger.

The merger agreement also contains other representations and warranties by First Washington relating to:

•	transactions between First Washington and certain related parties;

•	the filing of all regulatory reports;

•	the lack of any regulatory agency proceeding or investigation into the business or operations of First Washington or any of its subsidiaries; and

•	the receipt by First Washington’s Board of Directors of a written fairness opinion.

Business Pending The Merger

Under the merger agreement, between the date the merger agreement was signed and the date the merger occurs, First Washington and its subsidiaries agreed, among other things, except as disclosed to or consented to by Fulton, to:

•	use all reasonable efforts to carry on their respective businesses in the ordinary course;

•	use all reasonable efforts to preserve their respective business organizations, to retain the services of their present officers and employees and to maintain their relationships with customers, suppliers and others with whom they have business dealings; and

•	not take any action which would adversely affect or delay performance of the merger agreement or the obtaining of necessary approvals relating to the merger;

•	not make capital expenditures outside the ordinary course, and in no event greater than $50,000 in the aggregate;

•	not change its methods of accounting at December 31, 2003 except as required by changes in GAAP or regulatory accounting principles as concurred with by its auditors;

•	comply in all material respects with all regulations and laws that apply;

•	not amend their organizational documents;

•	not make any material disposition of properties or assets;

•	not declare, set aside or pay any dividend or other distribution on its capital stock, except as otherwise specifically set forth in the merger agreement (see “Dividends” on page 28);

•	not authorize, purchase, redeem, issue or sell any shares of First Washington common stock or any other equity or debt securities;

•	not amend employment agreements for any officer, director, employee or consultant, except as otherwise required or permitted by the merger agreement, except that they may grant and pay routine periodic salary increases in accordance with past practices;

•	not file any application to relocate or terminate any banking offices;

•	not establish any new facility which has not already received regulatory approval and, with respect to such a facility, not make any capital expenditure exceeding $500,000 in the aggregate;

•	make any material tax election or file any claim for a material income tax refund;

•	settle or compromise any claim in excess of $100,000;

•	extend credit in excess of $5,000,000 other than in the ordinary course;

•	incur additional borrowings other than short term loans from the Federal Home Loan Bank in the ordinary course;

•	not create, renew, amend or terminate any material contract for services, or office space, except that leases expiring prior to the closing of the merger may be renewed in the ordinary course;

•	not make any investment, contributions to capital, property transfers or purchases of any property or assets, other than in the ordinary course and not exceeding $50,000, and other than investments for First Washington’s portfolio, as permitted by the agreement; and

•	not take any other action outside the ordinary course of business.

No Solicitation Of Transactions

The merger agreement prohibits First Washington or any of its affiliates or representatives from:

•	initiating, encouraging or taking any other action to facilitate any inquiries relating to an acquisition of First Washington; or

•	withdrawing approval or recommendation of the merger agreement or the merger, approving a third party’s proposal to acquire First Washington or entering into a letter of intent, acquisition agreement or similar agreement with a third party with respect to an acquisition of First Washington by such party, except under limited circumstances where a third party’s proposal to acquire First Washington or its subsidiaries is superior to Fulton’s proposal and board of directors of First Washington determines in good faith and with the advice of outside counsel that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties.

First Washington agreed to notify Fulton if it receives any inquiries or proposals relating to an acquisition by a party other than Fulton.

Board of Directors’ Covenant to Recommend the Merger Agreement

First Washington’s directors entered into voting agreements with Fulton by which they agreed to vote all shares of voting capital stock beneficially owned by them in favor of the merger agreement. The First Washington Board of Directors is permitted to withdraw, modify or change in a manner adverse to Fulton, its recommendation to the First Washington shareholders with respect to the merger agreement and the merger only if:

•	after consultation with its outside legal counsel, the Board of Directors determines in good faith that failing to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable law; and

•	the applicable acquisition proposal is a superior proposal.

Warrant Agreement and Warrant

General

In connection with the merger agreement, First Washington executed a warrant agreement, dated June 15, 2004, which permits Fulton to purchase First Washington common stock under the circumstances described below. Under the warrant agreement, Fulton received a warrant to purchase up to 850,000 shares of First Washington common stock. This number represents approximately 16.7% of the issued and outstanding shares of First Washington common stock on June 15, 2004, assuming exercise of the warrant by Fulton. The exercise price per share to purchase First Washington common stock under the warrant is $21.00, subject to adjustment. The warrant is only exercisable if certain events specified in the warrant occur. These triggering events are described below. None of the triggering events have occurred to the best of Fulton’s or First Washington’s knowledge as of the date of this document.

Effect of Warrant Agreement

Attempts to acquire First Washington or an interest in First Washington, as described under “Exercise of Warrant,” below, would cause the warrant to become exercisable. Fulton’s exercise of the warrant would significantly increase a potential acquirer’s cost of acquiring First Washington compared to the cost that would be incurred without the warrant agreement. Therefore, the warrant agreement, together with First Washington’s agreement not to solicit other transactions relating to the acquisition of First Washington by a third party, may have the effect of discouraging other persons from making a proposal to acquire First Washington.

Terms of Warrant Agreement

The following is a brief summary of the material provisions of the warrant agreement, and we qualify this discussion by reference to the full warrant agreement and warrant. Complete copies of the warrant agreement and warrant are included as Exhibit B to this document, and are incorporated in this document by reference. Fulton and First Washington urge you to read them carefully.

Exercise of the Warrant

The warrant is exercisable only upon the occurrence of one of the following events:

•	if First Washington breaches any covenant in the merger agreement which would permit Fulton to terminate the merger agreement and which occurs following a third party’s proposal (i) to merge with or acquire or lease all or substantially all of the assets of First Washington or one of its subsidiaries, or (ii) to acquire 25% or more of the voting power of First Washington or one of its subsidiaries;

•	if First Washington’s shareholders fail to approve the merger and, at the time of the shareholders’ special meeting, a third party proposal to merge with or acquire or lease all or substantially all of the assets of First Washington or one of its subsidiaries, or to acquire 25% or more of the voting power of First Washington or a subsidiary, has been announced;

•	if a person other than Fulton acquires beneficial ownership of 25% or more of First Washington common stock;

•	if a person or group, other than Fulton, enters into an agreement or letter of intent with First Washington to merge or consolidate with First Washington, to acquire all or substantially all of the assets or liabilities of First Washington or one of its subsidiaries, or to acquire beneficial ownership of 25% or more of the voting power of First Washington or one of its subsidiaries;

•	if a person or group, other than Fulton, commences a tender offer or exchange offer and within six months consummates a merger with or acquisition of First Washington or 25% of the voting power of First Washington or one of its subsidiaries; or

•	if Fulton or First Washington terminates the merger agreement because First Washington’s Board of Directors takes certain actions inconsistent with Fulton’s acquisition of First Washington.

If the warrant becomes exercisable, Fulton may exercise the warrant by presenting the warrant to First Washington along with:

•	a written notice of exercise;

•	payment to First Washington of the exercise price for the number of shares specified in the notice of exercise; and

•	a certificate specifying the events which have occurred which cause the warrant to be exercisable.

Termination of the Warrant

The warrant terminates on the earlier of:

•	the effective date of the merger; or

•	termination of the merger agreement in accordance with its terms (other than a termination by Fulton caused by First Washington’s Board taking action), except that if one of the events described above which causes the warrant to be exercisable occurs prior to termination of the merger agreement, the warrant shall not terminate until twelve months after such event; or

•	if the warrant has not previously been exercised, twelve months after the occurrence of one of the events described above which causes the warrant to be exercisable.

Adjustments

In the event of any change in First Washington common stock by reason of stock dividends, split-ups, recapitalizations, combinations, conversions, divisions, exchanges of shares or the like, the number and kind of shares issuable under the warrant are adjusted appropriately.

Repurchase of Warrant or Warrant Shares

Under the warrant agreement, in the event the warrant has become exercisable, Fulton has the right to require First Washington to repurchase the warrant or, in the event the warrant has been exercised in whole or in part, redeem the shares obtained upon such exercise. In the case of a repurchase of shares obtained upon exercise of the warrant, the redemption price per share is to be equal to the highest of: (i) 110% of the exercise price, (ii) the highest price paid or agreed to be paid for any share of common stock by an acquiring person (defined as any person who or which is the beneficial owner of 25% or more of the First Washington common stock) during the one year period immediately preceding the date of redemption, and (iii) in the event of a sale of all or substantially all of First Washington’s assets: (x) the sum of the price paid in such sale for such assets and the current market value of the remaining assets of First Washington as determined by a recognized investment banking firm selected by Fulton and reasonably acceptable to First Washington, divided by (y) the number of shares of First Washington common stock then outstanding. If the price paid consists in whole or in part of securities or assets other than cash, the value of such securities or assets shall be their then current market value as determined by a recognized investment banking firm selected by Fulton and reasonably acceptable to First Washington.

In the case of a repurchase of the warrant, the redemption price is to be equal to the product obtained by multiplying: (i) the number of shares of First Washington common stock represented by the portion of the warrant that Fulton is requiring First Washington to repurchase, times (ii) the excess of the redemption price over the exercise price.

Registration Rights

First Washington granted Fulton the right to request registration under the Securities Act of 1933 for the shares of First Washington common stock which are issuable upon exercise of the warrant.

Amendment; Waivers

Subject to any applicable legal restrictions, at any time prior to completion of the merger, Fulton and First Washington may:

•	amend the merger agreement, except that any amendment relating to the consideration to be received by the First Washington shareholders in exchange for their shares must be approved by the First Washington shareholders;

•	extend the time for the performance of any of the obligations or other acts of Fulton and First Washington required in the merger agreement; or

•	waive any term or condition in the merger agreement to the extent permitted by law.

Termination; Effect Of Termination

Fulton and First Washington may terminate the merger agreement at any time prior to completion of the merger by mutual written consent.

Either Fulton or First Washington may terminate the merger agreement at any time prior to completion of the merger if:

•	there has been a material breach by the other party of a material representation, warranty or covenant in the merger agreement and such breach has not been cured within thirty days after written notice of such breach has been given; or

•	any condition precedent to its obligations under the merger agreement remains unsatisfied as of April 15, 2005 through no fault of its own; or

•	the Board of Directors of First Washington, acting in good faith and consistent with its fiduciary duties, takes certain actions in connection with an acquisition of First Washington by a party other than Fulton, which it believes is more favorable to First Washington’s shareholders; or

•	First Washington can terminate the merger agreement if the closing market price for Fulton Common Stock, determined by averaging the price of Fulton’s stock over a ten day period occurring just before the merger, is less than both:

•	$18.00 and

•	80% of the ratio of the Nasdaq Bank Index over the same ten-day period compared to the Index on June 14, 2004, times the price of Fulton stock on June 14, 2004.

We anticipate that the merger will close on or before April 15, 2005. Neither First Washington nor Fulton can predict whether the market price of Fulton’s common stock will increase, decrease or remain stable between the date of this document and the date of closing.

In the event that either Fulton or First Washington terminates the merger agreement, neither Fulton nor First Washington will have any continuing liability or obligation other than the obligation dealing with confidentiality and any liabilities resulting from a breach by the other of a material term or condition of the merger agreement. However, if the merger terminates under certain circumstances, described above, Fulton will have the right to exercise the warrant.

Management And Operations After The Merger

The Board of Directors and executive officers of Fulton and its subsidiaries will not change as a result of the merger, except as follows:

•	Fulton will appoint to its Board of Directors one current director of First Washington. The current First Washington director who will serve as a Fulton director is Abraham S. Opatut.

•	First Washington State Bank’s current directors will remain as directors of First Washington State Bank.

In addition, Fulton agreed, for a period of three years, to

•	preserve the business structure of First Washington State Bank as a New Jersey commercial bank; and

•	preserve and use the present name of First Washington State Bank.

Employment; Severance

Upon completion of the merger, Fulton will use its good faith efforts to continue the employment of the present employees of First Washington or First Washington State Bank. Where that is not possible for whatever reason, Fulton will make severance payments to affected persons.

Employees with written employment agreements will receive any severance payments they are entitled to under such agreements if their employment terminates. If the employment of employees without written agreements is involuntarily terminated, other than for unsatisfactory performance, within six months of the effective date of the merger, severance benefits will be paid pursuant to First Washington’s current severance policy. In the event the employment of employees without written agreements is involuntarily terminated, following the six month anniversary of the effective date of the merger, severance payments will be made in accordance with Fulton’s then existing severance policy.

Employee Benefits

The employee benefits provided to former First Washington employees that continue to be employed after the merger’s effective date will be substantially equivalent to the employee benefits, in the aggregate, provided by First

Washington prior to the merger for at least three years after the effective date of the merger, or until Fulton or its subsidiaries can no longer satisfy the applicable qualified retirement plan discrimination testing under the Internal Revenue Code. Each First Washington employee who becomes an employee of Fulton or of a Fulton subsidiary will be entitled to full credit for each year of service with First Washington for purposes of determining eligibility for vesting in Fulton’s employee benefit plans, programs and policies.

Regulatory Approvals

Fulton and First Washington must obtain regulatory approvals before the merger can be completed, but we cannot assure you that these regulatory approvals will be obtained or when they will be obtained.

It is a condition to completion of the merger that Fulton and First Washington receive all necessary regulatory approvals to the merger, without the imposition by any regulator of any condition or requirements that would materially and adversely impact the economic or business benefits of the merger. Fulton and First Washington cannot assure you that the regulatory approvals of the merger will not contain terms, conditions or requirements which would have such an impact.

Fulton and First Washington are not aware of any material governmental approvals or actions that are required to complete the merger, except as described below. If any other approval or action is required, the parties expect that they will seek such approval or action.

The merger is subject to the prior approval of the Board of Governors of the Federal Reserve System pursuant to the Bank Holding Company Act of 1956. Under this law, the Federal Reserve Board generally may not approve any proposed transaction:

•	That would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States, or

•	That could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade, unless the Federal Reserve Board finds that the public interest in meeting the convenience and needs of the community served clearly outweighs the anti-competitive effects of the proposed transaction.

The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy. Consideration of convenience and needs includes the parties’ performance under the Community Reinvestment Act of 1977.

The merger may not be completed until the 30th day following the date of the Federal Reserve Board approval, although the Federal Reserve Board may reduce that period to 15 days. During this period, the United States Department of Justice has the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve Board’s approval, unless a court of competent jurisdiction specifically ordered otherwise.

Fulton filed notice of the proposed merger with the Federal Reserve Bank of Philadelphia on September 27, 2004, seeking prior approval of the merger from the Federal Reserve Bank, pursuant to authority delegated to it by the Federal Reserve Board. As of the date of this document, the Federal Reserve Bank has not yet approved or disapproved the merger.

The merger is also subject to the prior approval of the New Jersey Department of Banking and Insurance under the provisions of the New Jersey Banking Act of 1948, as amended. As of the date of this document, the New Jersey Department of Banking and Insurance has not yet approved or disapproved the merger.

Material Contracts

There have been no other material contracts or other transactions between First Washington and Fulton since signing the merger agreement, nor have there been any material contracts, arrangements, relationships or transactions between First Washington and Fulton during the past five years, other than in connection with the merger agreement and as described in this document.

Material Federal Income Tax Consequences

To complete the merger, Fulton and First Washington must receive an opinion of Barley, Snyder, Senft & Cohen, LLC, counsel to Fulton, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that Fulton and First Washington will each be a party to the reorganization within the meaning of Section 368(b) of the Code. Barley Snyder has provided this opinion and has consented to its inclusion in the registration statement.

In the opinion of Barley, Snyder, Senft & Cohen, LLC, the material federal income tax consequences of the merger will be as follows:

•	Fulton and First Washington will not recognize gain or loss in the merger;

•	First Washington’s shareholders will not recognize any gain or loss upon receipt of Fulton common stock in exchange for First Washington common stock, except that shareholders who receive cash proceeds for fractional share interests will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to their fractional share interests, and such gain or loss will constitute capital gain or loss if the shareholders held their First Washington common stock as a capital asset at the effective date of the merger;

•	the tax basis of shares of Fulton common stock received by First Washington’s shareholders in the merger will be the same as the tax basis of their shares of First Washington common stock less any basis that would be allocable to a fractional share of Fulton common stock for which cash is received; and

•	the holding period of the Fulton common stock that First Washington’s shareholders receive in the merger will include the holding period of their shares of First Washington common stock, provided that they hold their First Washington common stock as a capital asset at the time of the merger.

This is not a complete description of all the federal income tax consequences of the merger and, in particular, does not address tax considerations that may affect the treatment of shareholders who acquired their First Washington common stock pursuant to the exercise of employee stock options or otherwise as compensation, or shareholders which are exempt organizations or who are not citizens or residents of the United States. Each shareholder’s individual circumstances may affect the tax consequences of the merger to such shareholder. In addition, this discussion does not address the tax consequences of the merger under applicable state, local, or foreign laws. Accordingly, you should consult a tax advisor to discuss the specific tax consequences of the merger to you.

Accounting Treatment

Fulton will account for the acquisition using the purchase method of accounting. Purchase accounting requires Fulton to allocate the total purchase price of the acquisition to the assets acquired and liabilities assumed, based on their respective fair values at the acquisition date, with any remaining unallocated acquisition cost being recorded as goodwill. Resulting goodwill balances are then subject to an impairment review on at least an annual basis. The results of First Washington’s operations will be included in Fulton’s financial statements prospectively from the date of the acquisition.

The total purchase price is estimated to be approximately $125.6 million, which includes the cost of Fulton stock to be issued, First Washington options to be converted and certain acquisition related costs. The total purchase price will be allocated to the net assets acquired as of the merger effective date, based on fair market values at that date. Fulton expects to record a core deposit intangible asset and goodwill as a result of the acquisition accounting.

The Selected Historical and Pro Forma Combined Per Share Data in this document has been prepared based on First Washington’s net assets and the fair market values of those net assets as calculated by First Washington as of June 30, 2004. In addition, the core deposit intangible was estimated to be $9.7 million, representing 5% of demand and savings deposits, and was assumed to be amortized over 8 years using an accelerated method. These assumptions resulted in goodwill of approximately $85.3 million. The actual amounts to be recorded by Fulton to reflect the purchase are dependent on various factors, including but not limited to, the interest rate environment and final valuations for loans and deposits and other assets and liabilities, including the core deposit intangible, and may differ materially from the estimates provided herein.

NASDAQ Quotation

The obligation of First Washington and Fulton to complete the merger is subject to the condition that Fulton common stock to be issued in the merger be authorized for quotation on the National Market System of the Nasdaq Stock Market.

Expenses

Fulton and First Washington will each pay all their own costs and expenses, including fees and expenses of financial consultants, accountants and legal counsel, except that Fulton will pay for the cost of printing and mailing this document.

Resale Of Fulton Common Stock

The Fulton common stock issued in the merger will be freely transferable under the Securities Act of 1933 except for shares issued to any First Washington shareholder who is an “affiliate” of First Washington or Fulton for purposes of SEC Rule 145. This document does not cover resale of Fulton common stock received by any affiliate of First Washington or Fulton. Each director and executive officer of First Washington will enter into an agreement with Fulton providing that, as an affiliate, he or she will not transfer any Fulton common stock received in the merger except in compliance with the securities laws.

Dissenters’ Rights

First Washington shareholders are not entitled to dissenters right under Section 14A:11-1(1)(a)(i)(B) of the New Jersey Business Corporation Act with respect to the proposed merger with Fulton.

Dividend Reinvestment Plan

Fulton currently maintains a shareholder dividend reinvestment plan. This plan provides shareholders of Fulton with a simple and convenient method of investing cash dividends, as well as voluntary cash payments, in additional shares of Fulton common stock without payment of any brokerage commission or service charge. Fulton expects to continue to offer this plan after the effective date of the merger, and shareholders of First Washington who become shareholders of Fulton will be eligible to participate in the plan.

Financial Interests Of Management in the Merger

When you are considering the recommendation of First Washington’s Board of Directors with respect to approving the merger agreement and the merger, you should be aware that First Washington directors and executive officers have interests in the merger as individuals which are in addition to, or different from, their interests as shareholders of First Washington. The First Washington board of directors was aware of these factors and considered them, among other matters, in approving the merger agreement and the merger. These interests are described below.

Share Ownership and Stock Options

As of the record date, the directors and executive officers of First Washington own approximately 1,678,164 shares of First Washington common stock, and hold options to purchase approximately 587,251 shares of First Washington common stock. On the effective date of the merger, each option will convert into an option to acquire Fulton common stock. The number of shares of Fulton common stock issuable upon the exercise of the converted option will equal the number of shares of First Washington common stock covered by the option multiplied by 1.35, and the exercise price for a whole share of Fulton common stock will be the stated exercise price of the option divided by 1.35. Shares issuable upon the exercise of options to acquire Fulton common stock will be issuable in accordance with the terms of the respective plans and grant agreements of First Washington under which First Washington issued the options.

Employment Agreement

In connection with the merger agreement, First Washington State Bank and Mr. Schneider entered into an employment agreement. The Agreement will become effective on, and is contingent upon, the effectiveness of the merger. The agreement provides that Mr. Schneider will be employed for a period of three years from the effective date of the merger. Mr. Schneider is entitled to an annual salary of $314,600 under the Agreement and will also be entitled to benefits comparable to those offered by First Washington State Bank on June 14, 2004, including retirement, medical and disability benefit programs and other First Washington employee benefit plans. In addition, Mr. Schneider will receive a signing bonus upon commencement of the term of the employment agreement and a retention bonus on the first anniversary of the commencement of the term.

In the event his employment is terminated “without cause” as defined in the agreement, First Washington State Bank has agreed to pay the salary and benefits described above for the remaining term of the agreement. The agreement also provides that for six months after the termination of his employment (other than without cause), the executive will not compete with First Washington State Bank.

Indemnification and Insurance

The merger agreement provides that Fulton shall indemnify and hold harmless each present and former director, officer and employee of First Washington or a First Washington subsidiary, determined as of the effective time of the merger, against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to or after the effective time of the merger, arising in whole or in part out of, or pertaining to (i) the fact that he or she was a director, officer or employee of First Washington or any of its subsidiaries, or is or was serving at the request of First Washington or First Washington State Bank as a director, officer or employee of an affiliate, or (ii) the merger agreement or any of the transactions contemplated thereby, to the fullest extent permitted by law.

In addition, the merger agreement provides that Fulton shall maintain tail coverage for First Washington’s existing directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the effective time of the merger for the benefit of persons who are currently covered by such insurance policy for a period of six years following the effective time of the merger. Fulton may, however, substitute new policies in lieu of First Washington’s existing policies if the new policies provide at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous.

Directors Fees

Each of First Washington’s current directors will serve in one or more of the following capacities after the effective date of the merger:

•	One First Washington director, Abraham S. Opatut, will serve as director of Fulton; and

•	All First Washington State Bank directors will continue to serve as directors of First Washington State Bank.

As such, each non-employee director will be entitled to receive fees for his or her service in such capacity equal to the fees received by him or her as of the date of the merger agreement from First Washington for a period of three years. In addition, the Chairman and Vice Chairman of First Washington State Bank’s board will continue to receive the same compensation for such service as he now receives during such three year period.

Other than as set forth above, no director or executive officer of First Washington has any direct or indirect material interest in the merger, except insofar as ownership of First Washington common stock might be deemed such an interest.

INFORMATION ABOUT FULTON

General

As permitted by the rules of the SEC, financial and other information relating to Fulton that is not included in or delivered with this document, including information relating to Fulton’s directors and executive officers, is incorporated herein by reference. See “WHERE YOU CAN FIND MORE INFORMATION” on page 51 and “INCORPORATION BY REFERENCE” on page 51.

Market Price Of And Dividends On Fulton Common Stock And Related Shareholder Matters

The Fulton common stock trades on the NASDAQ National Market under the symbol “FULT”. As of July 31, 2004, Fulton had 19,125 shareholders of record. The table below shows for the periods indicated the amount of dividends paid per share and the quarterly ranges of high and low sales prices for Fulton common stock as reported by the NASDAQ National Market. Stock price information does not necessarily reflect mark-ups, mark-downs or commissions. Per share amounts have been retroactively adjusted to reflect the effect of stock dividends declared.

	Price Range Per Share		Per Share Dividend
	High	Low
2004
First Quarter	$21.70	$19.86	$0.152
Second Quarter	$21.64	$19.14	$0.165
Third Quarter	$21.90	$20.00	$0.165

2003
First Quarter	$17.32	$15.90	$0.136
Second Quarter	$20.00	$17.01	$0.152
Third Quarter	$20.48	$18.33	$0.152
Fourth Quarter	$20.95	$18.81	$0.152

2002
First Quarter	$18.36	$15.34	$0.124
Second Quarter	$18.49	$16.53	$0.136
Third Quarter	$17.77	$15.15	$0.136
Fourth Quarter	$17.34	$15.34	$0.136

For certain limitations on the ability of Fulton’s subsidiaries to pay dividends to Fulton, see Fulton’s Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference. See “WHERE YOU CAN FIND MORE INFORMATION” on page 51.

On June 14, 2004, the last full trading day prior to public announcement of the proposed merger, the high, low and last sales price of Fulton common stock were as follows:

High:	$20.25
Low:	$19.80
Last Sales price:	$19.81

On October 1, 2004, the most recent practicable date prior to the printing of this document, the high, low and last sales price of Fulton common stock were as follows:

High:	$21.55
Low:	$21.31
Last Sales price:	$21.52

You should obtain current market quotations prior to making any decisions about the merger.

Indemnification

The Bylaws of Fulton provide for indemnification of its directors, officers, employees and agents to the fullest extent permitted under the laws of the Commonwealth of Pennsylvania, provided that the person seeking indemnification acted in good faith, in a manner he or she reasonably believed to be in the best interests of Fulton, and without willful misconduct or recklessness. Fulton has purchased insurance to indemnify its directors, officers, employees and agents under certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Fulton pursuant to the foregoing provisions of Fulton’s Bylaws, Fulton has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Description Of Fulton Financial Common Stock

General

The authorized capital of Fulton consists exclusively of 400 million shares of common stock, par value $2.50 per share, and 10 million shares of preferred stock, without par value. As of September 30, 2004, there were issued and outstanding approximately 121,003,103 shares of Fulton common stock, which shares were held by 19,053 owners of record, and there were 4,473,443 shares issuable upon the exercise of options. No shares of preferred stock have been issued by Fulton. Fulton’s common stock is listed for quotation on the NASDAQ National Market System under the symbol “FULT”. The holders of Fulton common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders and may not cumulate their votes for the election of directors. Each share of Fulton common stock is entitled to participate on an equal pro rata basis in dividends and other distributions. The holders of Fulton common stock do not have preemptive rights to subscribe for additional shares that may be issued by Fulton, and no share is entitled in any manner to any preference over any other share. Fulton Financial Advisors, N.A. serves as the transfer agent for Fulton.

The holders of Fulton common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. Fulton has in the past paid quarterly cash dividends to its shareholders on or about the 15th day of January, April, July and October of each year. The ability of Fulton to pay dividends to its shareholders is dependent primarily upon the earnings and financial condition of Fulton’s subsidiary banks. Funds for the payment of dividends on Fulton common stock are expected for the foreseeable future to be obtained primarily from dividends paid to Fulton by its bank subsidiaries, which dividends are subject to certain statutory limitations, described below:

Pennsylvania State Chartered Banks	Fulton Bank, Lebanon Valley Farmers Bank, Lafayette Ambassador Bank, and Premier Bank	may pay dividends only out of accumulated net earnings and may not declare or pay any dividend requiring a reduction of the statutorily required surplus of the institution

National Banks	Swineford National Bank, FNB Bank, N.A., Delaware National Bank, and Fulton Financial Advisors, N.A.	the approval of the Office of the Comptroller of the Currency is required under federal law if the total of all dividends declared during any calendar year would exceed the net profits (as defined) of the bank for the year, combined with its retained net profits (as defined) for the two preceding calendar years

Maryland Commercial Banks	Hagerstown Trust Company and The Peoples Bank of Elkton	may only declare a cash dividend from their undivided profits or (with the prior approval of the Maryland Bank Commissioner) from its surplus in excess of 100% of its required capital stock, in each case after providing for due or accrued expenses, losses, interest and taxes. In addition, if Hagerstown’s or Peoples’ surplus becomes less than 100% of its required capital stock, Hagerstown or Peoples may not declare or pay any cash dividends that exceed 90% of its net earnings until its surplus becomes 100% of its required capital stock

New Jersey Banks	The Bank and Skylands Community Bank	may not declare or pay any dividends which would impair their capital stock or reduce their surplus to a level of less than 50% of their capital stock or if the surplus is currently less than 50% of the capital stock, the payment of such dividends would not reduce the surplus of the bank

Virginia Bank	Resource Bank	may only declare or pay any dividends up to the amount of retained earnings

In addition to the foregoing statutory restrictions on dividends, state banking regulations (with respect to state-chartered banks), the FDIC (with respect to state-chartered banks that are not members of the Federal Reserve System, such as Fulton Bank, Skylands Community Bank, Hagerstown Trust Company, The Bank and The Peoples Bank of Elkton), the FRB (with respect to state-chartered banks that are members of the Federal Reserve System, such as Lebanon Valley Farmers Bank, Lafayette Ambassador Bank, Premier Bank and Resource Bank), and the OCC (with respect to national banks such as Swineford National Bank, FNB Bank, N.A., Delaware National Bank, and Fulton Financial Advisors, N.A.), also have adopted minimum capital standards and have broad authority to prohibit a bank from engaging in unsafe or unsound banking practices. The payment of a dividend by a bank could, depending upon the financial condition of the bank involved and other factors, be deemed to impair its capital or to be as such an unsafe or unsound practice.

Dividend Reinvestment Plan

The holders of Fulton common stock may elect to participate in the Fulton Financial Corporation Dividend Reinvestment Plan, which is a plan administered by Fulton Financial Advisors, N.A. as the plan agent. Under the dividend reinvestment plan, dividends payable to participating shareholders are paid to the plan agent and are used to purchase, on behalf of the participating shareholders, additional shares of Fulton common stock. Participating shareholders may make additional voluntary cash payments, which are also used by the plan agent to purchase, on behalf of such shareholders, additional shares of Fulton common stock. Shares of Fulton common stock held for the account of participating shareholders are voted by the plan agent in accordance with the instructions of each participating shareholder as set forth in his or her proxy.

Securities Laws

Fulton, as a business corporation, is subject to the registration and prospectus delivery requirements of the Securities Act of 1933 and is also subject to similar requirements under state securities laws. Fulton common stock is registered with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, and Fulton is subject to the periodic reporting, proxy solicitation and insider trading requirements of the 1934 Act. The executive officers, directors and ten percent shareholders of Fulton are subject to certain restrictions affecting their right to buy and sell shares of Fulton common stock owned beneficially by them. Specifically, each such person is subject to the beneficial ownership reporting requirements and to the short-swing profit recapture provisions of Section 16 of the 1934 Act and may sell shares of Fulton common stock only: (i) in compliance with the provisions of SEC Rule 144, (ii) in compliance with the provisions of another applicable exemption from the registration requirements of the 1933 Act, or (iii) pursuant to an effective registration statement filed with the SEC under the 1933 Act.

Antitakeover Provisions

The Articles of Incorporation and Bylaws of Fulton include certain provisions which may be considered to be “antitakeover” in nature because they may have the effect of discouraging or making more difficult the acquisition of control over Fulton by means of a hostile tender offer, exchange offer, proxy contest or similar transaction. These provisions are intended to protect the shareholders of Fulton (including the present shareholders of First Washington, who will become shareholders of Fulton following the merger) by providing a measure of assurance that Fulton’s shareholders will be treated fairly in the event of an unsolicited takeover bid and by preventing a successful takeover bidder from exercising its voting control to the detriment of the other shareholders. However, the antitakeover provisions set forth in the Articles of Incorporation and Bylaws of Fulton, taken as a whole, may discourage a hostile tender offer, exchange offer, proxy solicitation or similar transaction relating to Fulton common stock. To the extent that these provisions actually discourage such a transaction, holders of Fulton common stock may not have an opportunity to dispose of part or all of their stock at a higher price than that prevailing in the market. In addition, these provisions make it more difficult to remove, and thereby may serve to entrench, incumbent directors and officers of Fulton, even if their removal would be regarded by some shareholders as desirable.

The provisions in the Articles of Incorporation of Fulton which may be considered to be “antitakeover” in nature include the following:

•	a provision that provides for substantial amounts of authorized but unissued capital stock, including a class of preferred stock whose rights and privileges may be determined prior to issuance by Fulton’s Board of Directors;

•	a provision that does not permit shareholders to cumulate their votes for the election of directors;

•	a provision that requires a greater than majority shareholder vote in order to approve certain business combinations and other extraordinary corporate transactions;

•	a provision that establishes criteria to be applied by the Board of Directors in evaluating an acquisition proposal;

•	a provision that requires a greater than majority shareholder vote in order for the shareholders to remove a director from office without cause;

•	a provision that prohibits the taking of any action by the shareholders without a meeting and eliminates the right of shareholders to call a special meeting;

•	a provision that limits the right of the shareholders to amend the Bylaws; and

•	a provision that requires, under certain circumstances, a greater than majority shareholder vote in order to amend the Articles of Incorporation.

The provisions of the Bylaws of Fulton which may be considered to be “antitakeover” in nature include the following:

•	a provision that limits the permissible number of directors;

•	a provision that establishes a Board of Directors divided into three classes, with members of each class elected for a three-year term that is staggered with the terms of the members of the other two classes; and

•	a provision that requires advance written notice as a precondition to the nomination of any person for election to the Board of Directors, other than in the case of nominations made by existing management.

As a Pennsylvania business corporation and a corporation whose common shares are registered under the Securities Exchange Act of 1934, Fulton is subject to, and may take advantage of the protections of, the antitakeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. These antitakeover provisions, which are designed to discourage the acquisition of control over a targeted Pennsylvania business corporation, include:

•	a provision whereby the directors of the corporation, in determining what is in the best interests of the corporation, may consider factors other than the economic interests of the shareholders, such as the effect of any action upon other constituencies, including employees, suppliers, customers, creditors and the community in which the corporation is located;

•	a provision that permits shareholders to demand that a controlling person pay to them the fair value of their shares in cash upon a change in control;

•	a provision that restricts certain business combinations unless there is prior approval by the directors or a supermajority of the shareholders;

•	a provision permitting a corporation to adopt a shareholders rights plan;

•	a provision denying the right to vote to a person who acquires a specified percentage of stock ownership unless those voting rights are restored by a vote of disinterested shareholders; and

•	a provision requiring a person who acquires “control shares”, which are described in the previous sentence, to disgorge to the corporation all profits from the sale of equity securities within eighteen months thereafter.

Corporations may elect to “opt out” of any or all of these antitakeover provisions of the Pennsylvania corporate law. Fulton has not elected to opt out of any of the protections provided by the antitakeover statutes.

On April 27, 1999, Fulton extended the term of its Shareholder Rights Plan, originally adopted in June of 1989, by ten years. The plan is intended to discourage unfair or financially inadequate takeover proposals and abusive takeover practices and to encourage third parties who may in the future be interested in acquiring Fulton to negotiate with Fulton’s Board of Directors. The plan may have the effect of discouraging or making more difficult the acquisition of Fulton by means of a hostile tender offer, exchange offer or similar transaction. The plan is similar to shareholder rights plans which have been adopted by other bank holding companies and business corporations and contains “flip-in” rights (allowing certain shareholders to purchase Fulton’s common stock equal to two times the right’s exercise price) and “flip-over” rights (allowing rights holders to acquire shares of the acquirer’s stock at a substantial discount) which are typically included in plans of this kind. Each share of Fulton common stock, including all shares that will be issued to First Washington’s shareholders in the merger, will also represent one right pursuant to the terms of the plan, which right will initially, and until it becomes exercisable, trade with and be represented by the Fulton common stock certificates to be received by the shareholders of First Washington.

The management of Fulton does not presently contemplate recommending to the shareholders the adoption of any additional antitakeover provisions.

INFORMATION ABOUT FIRST WASHINGTON

As permitted by the rules of the SEC, financial and other information relating to First Washington, including information relating to First Washington’s directors and executive officers, is incorporated herein by reference. See “WHERE YOU CAN FIND MORE INFORMATION” on page 51 and “INCORPORATION BY REFERENCE” on page 51. A copy of First Washington’s 10-KSB for the year ended December 31, 2003, as filed with the SEC, and of its 10-QSB for the quarter ended June 30, 2004, as filed with the SEC, are enclosed herewith and are incorporated herein by reference.

General

First Washington is a New Jersey corporation and a registered bank holding company headquartered in Windsor, New Jersey. First Washington is the holding company for First Washington State Bank, a New Jersey state chartered commercial bank. The bank is a full service commercial bank, providing a wide range of business and consumer financial services in Mercer, Monmouth and Ocean Counties in New Jersey. The bank operates through its main office located in Windsor, New Jersey, and fifteen branch offices located in the Borough of Allentown, the Townships of East Windsor, Ewing, Freehold, Hamilton, Jackson, Lakewood, Lawrenceville, Marlboro, Plumsted, West Windsor and Whiting, New Jersey. First Washington State Bank has the following wholly-owned subsidiaries:

•	Windsor Realty Holdings, Inc., which has owned or leased real estate where First Washington State Bank has or may in the future have operations;

•	FWS Holdings, Inc., which owns all of the stock of Windsor Financial, Inc., a Delaware corporation and manager of First Washington State Bank’s bond portfolio; and

•	Windsor Title Holdings, Inc., which offers title insurance through a 50% partnership with Windsor Title Agency, L.P.

First Washington had approximately $474.4 million in assets and $409.3 million in deposits at June 30, 2004. On June 30, 2004, First Washington State Bank employed 128 full-time and 65 part-time employees throughout its branch offices.

Market Price Of And Dividends On First Washington Common Stock And Related Shareholder Matters

The First Washington common stock trades on the NASDAQ SmallCap Market under the symbol “FWFC”. As of September 30, 2004, there were 4,253,741 shares of First Washington common stock issued and outstanding, held by approximately 554 shareholders of record. The following table sets forth the high and low sale prices for shares of First Washington common stock for the periods indicated as reported on the NASDAQ SmallCap Market and the cash dividends paid per share for such periods. Such prices do not necessarily reflect mark-ups, mark-downs or commissions. Per share amounts have been retroactively adjusted to reflect the effect of stock dividends and stock splits.

	Price Range Per Share		Per Share Dividend
	High	Low
2004
First Quarter	$24.16	$18.40	$0.00
Second Quarter	$27.12	$19.50	$0.00
Third Quarter	$29.46	$25.95	$0.11

2003
First Quarter	$11.43	$10.66	$0.00
Second Quarter	$15.24	$11.31	$0.00
Third Quarter	$20.57	$15.24	$0.00
Fourth Quarter	$20.00	$16.50	$0.00

2002
First Quarter	$11.54	$9.32	$0.00
Second Quarter	$13.20	$10.72	$0.00
Third Quarter	$13.20	$9.40	$0.00
Fourth Quarter	$10.39	$9.01	$0.00

First Washington has historically not paid cash dividends, but has declared annual stock dividends or stock splits. The market prices above are adjusted to account for (i) a 10 percent stock dividend paid on October 25, 2002, (ii) a 5 percent stock dividend paid on October 24, 2003, and (iii) a 5 for 4 stock split paid March 1, 2004.

The merger agreement restricts First Washington’s ability to pay a regular quarterly cash dividend as described under the heading “THE MERGER — Dividends” on page 28.

On June 14, 2004, the last full trading day prior to public announcement of the proposed merger, the high, low and last sales price of First Washington common stock were as follows:

High:	$22.00
Low:	$20.25
Last Sales Price:	$20.75

On October 1, 2004, the most recent practicable date prior to the printing of this document, the high, low and last sales price of First Washington common stock were as follows:

High:	28.52
Low:	28.30
Last Sales Price:	28.46

You should obtain current market quotations prior to making any decisions as to the merger.

First Washington’s ability to continue to pay dividends may be dependent upon its receipt of dividends from First Washington State Bank.

ADJOURNMENT

In the event that First Washington does not have sufficient votes for a quorum or to approve the merger agreement at the special meeting, First Washington intends to adjourn the special meeting to permit further solicitation of proxies. The Board of Directors of First Washington recommends that shareholders vote their proxies in favor of the adjournment proposal so that their proxies may be used to vote for an adjournment if necessary. The proxy holders will vote properly executed proxies in favor of the adjournment proposal unless the proxies indicate otherwise. If First Washington adjourns the special meeting, First Washington will not give notice of the time and place of the adjourned special meeting other than by an announcement of such time and place at the special meeting.

COMPARISON OF SHAREHOLDER RIGHTS

If Fulton and First Washington complete the merger, shareholders of First Washington automatically will become shareholders of Fulton, and their rights as shareholders will be determined by the Pennsylvania Business Corporation Law of 1988, and by Fulton’s Articles of Incorporation and Bylaws. The following is a summary of material differences between the rights of holders of Fulton common stock and the rights of holders of First Washington common stock. These differences arise from differing provisions of the Articles of Incorporation and Bylaws of Fulton and First Washington, differences in New Jersey and Pennsylvania corporate law and from the existence of Fulton’s Shareholder Rights Plan.

The most significant differences are:

•	Fulton has adopted a Shareholder Rights Plan, which provides Fulton’s shareholders with certain stock-related rights in the event of a hostile takeover but may have the effect of discouraging such a takeover, while First Washington has not adopted any such plan.

•	Fulton’s Amended and Restated Articles of Incorporation provides that holders of not less than 85% of its then outstanding voting power may remove directors without cause, while First Washington directors may not be removed without cause.

•	Fulton’s Bylaws may be amended by its Board of Directors or by holders of not less than 85% of its then outstanding voting power, while First Washington’s Bylaws may be amended by a majority of its Board of Directors or by the approval of a majority of the votes entitled to be cast by its shareholders.

•	Fulton’s Amended and Restated Articles of Incorporation denies shareholders the right to take action without a shareholder’s meeting, while First Washington’s Bylaws permit its shareholders to take an action without a shareholder’s meeting if a written consent is signed by all of its holders of outstanding stock entitled to vote at such meeting.

•	Fulton’s Amended and Restated Articles of Incorporation provides that approval of not less than 85% of the then outstanding voting power of its capital stock is required for a business combination between Fulton and an interested shareholder of Fulton unless approved by Fulton’s board, in which case approval of only 2/3 of the then outstanding voting power is required, while the Certificate of Incorporation of First Washington, as amended, provides that all business combinations in which First Washington is a party are subject to the approval of at least 2/3 of votes entitled to be cast at a shareholders meeting unless approved in advance by First Washington’s board, in which case approval of only a majority of the votes entitled to be cast is required.

A comparison of First Washington common stock and Fulton common stock and the rights of their respective holders follows:

	FIRST WASHINGTON	FULTON
Title	Common Stock, no par value	Common Stock, $2.50 par value per share

Shares Authorized	10,000,000	400,000,000

Shares Issued & Outstanding	4,253,741 shares, as of September 30, 2004	121,003,103 shares, as of September 30, 2004

Preemptive Rights	No	No

Classification of Board of Directors	Board of Directors divided into three classes with three year terms; approximately one-third of directors elected each year	Board of Directors divided into three classes with three year terms; approximately one-third of directors elected each year

Voting: Election of Directors	Non-cumulative	Non-cumulative

Voting: Other Matters	One vote for each share owned of record	One vote for each share owned of record

	FIRST WASHINGTON	FULTON

Shareholder Rights Plan	No	Yes

Dissenters’ Rights	Dependant upon market for target and acquirer’s stock.	Not generally available

Dividend Reinvestment Plan	No	Yes

Market	Listed for quotation on the Nasdaq SmallCap Market	Listed for quotation on Nasdaq National Market

Registered under 1934 Act	Yes	Yes

Limitation of Liability of Directors for Monetary Damages	Yes	Yes

Indemnification of Directors, Officers and Employees	Yes	Yes

Approval Required for Restricted Transactions with 10% or more Beneficial Owners	Under New Jersey law, a New Jersey corporation may not engage in a business combination with an “interested shareholder” for five years after the time the interested shareholder acquired his or its stake in the company, unless the transaction has been approved by the company’s Board of Directors prior to the time the interested shareholder acquires his or its shares. Subsequent to the five year period, a business combination between a New Jersey corporation and an interested shareholder which was not approved by the company’s board prior to the time the interested shareholder acquired his shares, must either (i) be approved by a vote of 2/3 of the company’s shares not beneficially owned by the interested shareholder or (ii) satisfy certain “fair price” requirements.	85% affirmative shareholder vote; reduced to 66 2/3% if certain conditions are met

Approval of Major Transactions	2/3 of votes entitled to be cast at shareholders meeting to approve any business combination, provided that if such action has been approved by a majority of the Board of Directors, a majority of the votes entitled to be cast is required	2/3 of votes cast at shareholders meeting

	FIRST WASHINGTON	FULTON

Amendment of Articles of Incorporation	Majority affirmative shareholder vote	Provisions regarding required vote for business combinations and other major transactions, removal of directors, amendment of articles and certain other provisions require either: (i) affirmative vote of holders of 85% of voting power; or (ii) approval of a majority of directors and continuing directors and affirmative vote of 66 2/3 of holders of voting power; for other matters: (i) majority of directors and affirmative vote of holders of a majority of voting power or (ii) affirmative vote of holders of 85% of voting power

Qualification of Directors	No special ownership requirements	No special ownership requirements

Authorized Class of Preferred Stock	Yes. 1,000,000 shares, without par value which can be issued under terms and conditions to be determined by the Board of Directors	Yes. 10,000,000 shares, without par value which can be issued under terms and conditions to be determined by the Board of Directors

Right of Shareholders to call an Annual Meeting	No	No

Right of Shareholders to call a Special Meeting	No, provided that a special meeting may be called by the Superior Court of New Jersey upon application by shareholders holding not less than 10% of capital stock entitled to vote at such meeting.	No

Shareholder Inspection Rights	General, by statute	General

Right of Shareholders to act by Written Consent	Yes	No

EXPERTS

The consolidated financial statements of Fulton Financial Corporation and subsidiaries as of and for the years ended December 31, 2002 and 2003, included in Fulton’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by KPMG LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. The financial statements of Fulton for the years ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors’ report, dated January 22, 2002, on those financial statements was unqualified and included an explanatory note that they did not audit the financial statements of Drovers Bancshares Corporation, a company acquired during 2001 in a transaction accounted for as a pooling of interest.

The financial statements of First Washington FinancialCorp incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts.

LEGAL MATTERS

Barley, Snyder, Senft & Cohen, LLC will pass on the validity of the Fulton common stock issued in the merger, and certain federal income tax consequences of the merger.

Windels, Marx, Lane & Mittendorf, LLP has acted as special counsel to First Washington in connection with the merger.

OTHER MATTERS

The Board of Directors knows of no matters other than those described in this proxy statement or referred to in the accompanying notice of special meeting of shareholders that may be presented at the special meeting. However, if any other matter should be properly presented for consideration and voting at the special meeting or any adjournments of the special meeting, the proxy holders will vote the proxies in their discretion in the manner they determine to be in First Washington’s best interest.

SHAREHOLDER PROPOSALS

Because First Washington and Fulton anticipate that the merger will be completed no later than April 15, 2005, First Washington does not anticipate holding a 2005 annual meeting of First Washington shareholders.

WHERE YOU CAN FIND MORE INFORMATION

Fulton and First Washington are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements and other information that Fulton and/or First Washington file at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Fulton’s and First Washington’s Securities and Exchange Commission filings are also available on the Securities and Exchange Commission’s Internet site at http://www.sec.gov. You can also inspect reports, proxy statements and other information concerning Fulton or First Washington at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Additionally, First Washington’s Internet site is www.fwsb.com. Fulton’s Internet site is www.fult.com.

Fulton filed a Registration Statement on Form S-4 (No. 333-119164) to register with the Securities and Exchange Commission the Fulton common stock issuable to First Washington shareholders in the merger. This document is a part of that Registration Statement and constitutes a prospectus of Fulton in addition to being a proxy statement of First Washington for the special meeting. As allowed by Securities and Exchange Commission rules, this document does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

INCORPORATION BY REFERENCE

Some of the information that you may want to consider in deciding how to vote with respect to the merger is not physically included in this document, but rather is “incorporated by reference” to documents that have been filed by Fulton and First Washington with the Securities and Exchange Commission. As permitted by the SEC, the following documents are incorporated by reference in this document.

Documents filed by Fulton (SEC File No. 0-10587):

•	Annual Report on Form 10-K filed March 15, 2004, for the year ended December 31, 2003;

•	Current Reports on Form 8-K filed: April 1, 2004, April 12, 2004, April 22, 2004, May 7, 2004, June 2, 2004, June 15, 2004, July 20, 2004, July 27, 2004, September 13, 2004 and September 14, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 9, 2004.

•	The description of Fulton common stock contained in Fulton’s registration statement on Form 8-A, dated July 3, 1989, and any amendment or reports filed for purposes of updating such description.

Documents filed by First Washington (SEC File No. 0-32949):

•	Annual Report on Form 10-KSB filed March 26, 2004, and amended March 30, 2004, for the year ended December 31, 2003, as amended.

•	Current Reports on Form 8-K filed: January 30, 2004, April 27, 2004, June 17, 2004, August 2, 2004, August 4, 2004.

•	Quarterly Report on Form 10-QSB, filed May 14, 2004, for the quarter ended March 31, 2004.

•	Quarterly Report on Form 10-QSB, filed August 13, 2004, for the quarter ended June 30, 2004.

•	The description of First Washington common stock contained on a Registration Statement on Form SB-2, filed April 11, 2001, and any amendment or reports filed for purposes of updating such description.

All documents filed by Fulton and First Washington pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this document and prior to the date of the special meeting are also incorporated by reference into this document and will be deemed to be a part hereof from the date of filing of such documents.

Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained herein (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement.

We may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Securities and Exchange Commission. Documents incorporated by reference are available from Fulton and/or First Washington without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. First Washington shareholders may obtain documents incorporated by reference in this document, with respect to Fulton, by requesting them in writing or by telephone from: Fulton Financial Corporation, One Penn Square, Lancaster, PA 17604, Attention: George R. Barr, Jr. (telephone number (717) 291-2411), and with respect to First Washington, by requesting them in writing or by telephone from: First Washington FinancialCorp, US Route 130 and Main Street, Windsor, NJ 08561, Attention: Nora Rauscher, Assistant Corporate Secretary (telephone number (609) 426-1000). In order to ensure timely delivery of such documents, any request should be made by October 29, 2004.

All information contained or incorporated by reference in this document relating to Fulton and its subsidiaries has been supplied by Fulton. All information contained or incorporated by reference in this document relating to First Washington and its subsidiaries has been supplied by First Washington.

Exhibit “A”

Agreement and Plan of Merger

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of June 14, 2004, is by and between Fulton Financial Corporation, a Pennsylvania corporation (“Parent”), and First Washington FinancialCorp, a New Jersey corporation (the “Company”). Parent and the Company are sometimes collectively referred to herein as the “Constituent Corporations”. Defined terms are described in Section 9.11.

RECITALS

A. Parent desires to acquire the Company and the Company’s Board of Directors has determined, based upon the terms and conditions hereinafter set forth, that the acquisition is in the best interests of the Company and its shareholders. The acquisition will be accomplished by (i) merging the Company with and into Parent with Parent as the surviving corporation (the “Merger”) and (ii) the Company’s shareholders receiving the Aggregate Merger Consideration hereinafter set forth. The Boards of Directors of each of the Company and Parent have duly adopted and approved this Agreement and the Board of Directors of the Company has directed that it be submitted to the Company’s shareholders for approval.

B. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

C. In connection with the execution of this Agreement, the parties are to enter into a Warrant Agreement in substantially the form of Exhibit A attached hereto (the “Warrant Agreement”), which provides for the delivery by the Company of a warrant in substantially the form of Exhibit B attached hereto (the “Warrant”) entitling Parent to purchase shares of Company Common Stock in certain circumstances. In addition, the Company has obtained voting agreements in the form of Exhibit C attached hereto, from the directors and executive officers listed on Exhibit C, who have agreed to vote shares of voting capital stock beneficially owned by them in the Company in favor of this Agreement, the Merger and, to the extent required, all transactions incident thereto (collectively, the “Voting Agreements”).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I. THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the New Jersey Business Corporation Act (the “BCA”) and the Pennsylvania Business Corporation Act of 1988, as amended (the “BCL”), at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Parent. Parent shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. The name of the Surviving

Corporation shall continue to be Fulton Financial Corporation. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2 Closing, Closing Date, Determination Date and Effective Time. Unless a different date, time and/or place are agreed to by the parties hereto, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., at the offices of Barley, Snyder, Senft & Cohen, LLC, 126 East King Street, Lancaster, Pennsylvania 17602, on a date determined by Parent on at least five business days notice (the “Closing Notice”) given to the Company, which date (the “Closing Date”) shall be not more than twenty (20) business days following the receipt of all necessary regulatory, governmental and shareholder approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VII hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing); provided, however, that Parent may defer the Closing Date to a date no later than January 31, 2005 (assuming the Determination Date would require a Closing Date before such date) to provide for adequate due diligence in connection with Parent’s “internal control report” obligations under Rule 13a-15 of the Exchange Act. In the Closing Notice, Parent shall specify the “Determination Date”, which date shall be the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) and either party has notified the other in writing that all such approvals (and waivers, if applicable) have been received. Simultaneous with or immediately following the Closing, Parent and the Company shall cause to be filed (i) a certificate of merger, in form and substance reasonably satisfactory to Parent and the Company and consistent with the terms of this Agreement, with the Department of the Treasury of the State of New Jersey (the “Certificate of Merger”) and (ii) articles of merger, in form and substance reasonably satisfactory to Parent and the Company and consistent with the terms of this Agreement, with the Department of State of the Commonwealth of Pennsylvania (the “Articles of Merger”). The Certificate of Merger and Articles of Merger shall specify the “Effective Time” of the Merger, which Effective Time shall be a date and time following the Closing agreed to by Parent and the Company (which date and time the parties currently anticipate will be 12:01 a.m. on the Closing Date). In the event the parties fail to specify the date and time in the Certificate of Merger and Articles of Merger, the Merger shall become effective upon (and the “Effective Time” shall be) the time of the filing of the Certificate of Merger and the Articles of Merger.

1.3 Effect of the Merger. At the Effective Time, the Surviving Corporation shall be considered the same business and corporate entity as each of Parent and the Company and, thereupon and thereafter, all the property, rights, privileges, powers and franchises of each of Parent and the Company shall vest in the Surviving Corporation and the Surviving Corporation shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of Parent and the Company and shall have succeeded to all of each of their relationships, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, liabilities, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Corporation. In addition, any reference to either of Parent and the Company in any contract or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Corporation if not inconsistent with the other provisions of the contract or document; and any pending action or other judicial proceeding to which either of Parent or the Company is a party shall not be deemed to have abated or to have discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made; or the Surviving Corporation may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of Parent or the Company if the Merger had not occurred.

1.4 Conversion of Company Common Stock.

(a) At the Effective Time, subject to the other provisions of this Section 1.4 and Section 2.2(e), each share of the Company’s common stock, no par value per share (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Common Stock held in the Company’s treasury and (ii) shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(b) hereof), shall by virtue of this Agreement and without any action on the part of the Company, Parent or the holder thereof, cease to be outstanding and shall be converted into and become the right to receive 1.35 shares of common stock, $2.50 par value, of Parent (“Parent Common Stock”), together with the number of Parent Rights (as defined in Section 4.2) associated therewith (such shares, the “Per Share Stock Consideration” and the ratio of such number to one, the “Exchange Ratio”).

(b) At the Effective Time, (i) all shares of Company Common Stock that are owned by the Company as treasury stock and (ii) all shares of Company Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries (other than shares of Company Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties or any shares held in any employee plan disclosed on Section 3.11 of the Disclosure Schedule (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, as the case may be, being referred to herein as “Trust Account Shares”) and (y) held by Parent or the Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Parent Common Stock which are similarly held, being referred to herein as “DPC Shares”)), shall be canceled and shall cease to exist and no stock of Parent or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Parent.

(c) On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) shall cease to have any rights as shareholders of the

Company, except the right to receive the Per Share Stock Consideration for each such share held by them. The consideration which any holder of Company Common Stock is entitled to receive pursuant to this Article I is referred to herein as the “Merger Consideration”. The consideration which all of the Company shareholders are entitled to receive pursuant to this Article I is referred to herein as the “Aggregate Merger Consideration”.

(d) Notwithstanding any provision herein to the contrary, if, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend declared thereon with a record date within said period, appropriate adjustments shall be made to the Exchange Ratio.

1.5 Exchange Agent. The Company and Parent hereby appoint Fulton Financial Advisors, National Association (or such other transfer agent as Parent shall designate in good faith) as the exchange agent (the “Exchange Agent”) for purposes of effecting the conversion of Company Common Stock hereunder.

1.6 Stock Options. All options which may be exercised for issuance of Company Common Stock (whether or not vested) (each, a “Company Stock Option” and collectively the “Company Stock Options”) are described in the Company Disclosure Schedule and are issued and outstanding pursuant to the Company’s Amended and Restated 1997 Stock Option Plan, 1999 Stock Option Plan and 2003 Stock Option Plan (each, a “Company Stock Option Plan” and collectively, the “Company Stock Option Plans”) and the agreements pursuant to which such Company Stock Options were granted (each, an “Option Grant Agreement”). True and complete copies of the Company Stock Option Plans and all Option Grant Agreements relating to outstanding Company Stock Options have been delivered to Parent. At the Effective Time, each Company Stock Option that (i) is outstanding at the Effective Time, and (ii) would otherwise survive the Effective Time in the absence of the transactions contemplated by this Agreement (“Old Stock Options”), shall be assumed by Parent through the grant of an option to acquire shares of Parent Common Stock on the terms set forth below (each Old Stock Option, as assumed, a “Parent Stock Option”). All Old Stock Options shall automatically be converted as of the Effective Time, into Parent New Options which shall be identical to the Old Stock Options in all material respects, except that (i) upon exercise of the Parent Options, the optionholder will receive Parent Common Stock rather than Company Common Stock, (ii) the number of shares of Parent Common Stock covered by each Parent Option shall equal the number of shares of Company Common Stock covered by the corresponding Old Stock Option multiplied by the Exchange Ratio, (iii) the exercise price of each Parent Option shall equal the exercise price applicable to the corresponding Old Stock Option divided by the Exchange Ratio and (iv) the committee that administers the plan by which such Parent Options are governed shall be a committee established by the Board of Directors of Parent. In all other material respects, the Parent Options shall be governed by the terms of the Company Stock Option Plan at and after the Effective Time. Promptly after the Effective Time, Parent shall use its reasonable best efforts to register the shares issuable upon exercise of the Parent Options under the Securities Act of 1933, and to keep such registration in effect until such time as all New Stock Options have been exercised. In connection with the foregoing, (i) the foregoing is intended to effect an assumption of the Old Stock Options by Parent under Section 424(a) of the Code and (ii) neither a Parent Stock Option nor the assumption of Old Stock Option shall give the holder of an Old Stock Option additional benefits which he did not have under such an Old Stock Option within the meaning of Section 424(a)(1) of the Code. Subject to issuance of the Parent Stock Options and the foregoing, the Company Stock Option Plans and all options or other rights to acquire Company Common Stock issued thereunder shall terminate at the Effective Time. Parent shall not issue or pay for any fractional shares otherwise issuable upon exercise of a Parent Stock Option. Prior to the Effective Time (to the extent required as determined by Parent or the Company under applicable law, the terms of the Company Stock Option Plans or otherwise), Parent shall receive agreements from each holder of an Old Stock Option that does not elect to exercise such Old Stock Option immediately prior to the Effective Time and have the Company Common Stock acquired as a result of such exercise converted into Parent Common Stock pursuant to Section 2.1 of this Agreement, pursuant to which each such holder agrees to accept a Parent Stock Option in substitution for the Old Stock Option, as of the Effective Time.

1.7 Parent Common Stock. Except for shares of Parent Common Stock owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of Parent as contemplated by Section 1.4, the shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding. The holders of the shares of Parent Common Stock outstanding immediately prior to the Effective Time shall, immediately after the Effective Time, continue to hold a majority of the outstanding shares of Parent Common Stock.

1.8 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Parent, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 By-Laws. At the Effective Time, the By-Laws of Parent, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Directors and Officers of the Surviving Corporation. The directors of Parent immediately prior to the Effective Time, shall be the directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. Parent shall, on or promptly after the Effective Time (but no later than Parent’s next Board of Directors meeting following the Effective Time), appoint to Parent’s Board of Directors Abraham Opatut (or one of the Company’s other current directors designated, subject to the reasonable approval of Parent, by vote of the Company’s Board of Directors prior to the Effective Date) to serve as a director of Parent. Such director shall stand for election at Parent’s 2005 annual meeting, at which time, subject to the exercise by Parent’s Board of Directors of its fiduciary duties, Parent shall nominate and recommend for election such director for an additional term of three (3) years. Parent has a mandatory retirement policy for directors who attain age 70; however, Parent would “grandfather” the present director of the Company appointed as set forth above from the application of such policy for a three year period after the Effective Date unless such director would have otherwise been obligated to retire from the Board of the Company under any policy it currently has in effect. The officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.11 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of Section 368 of the Code.

1.12 Withholding Rights. Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from funds provided by the holder or from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, the minimum amounts (if any) that Parent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of Tax law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Parent.

1.13 No Right of Dissent. Pursuant to Section 14A:11-1(1)(a)(i)(B) of the New Jersey Business Corporation Act, the shareholders of the Company shall not be entitled to exercise dissenters’ rights.

ARTICLE II. EXCHANGE OF SHARES

2.1 Parent to Deposit Shares. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing shares of Parent Common Stock in an amount sufficient to cover the Aggregate Merger Consideration (such certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock.

2.2 Exchange of Shares.

(a) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. The Company shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. After the Effective Time, upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any cash constituting Merger Consideration (including cash to be paid in lieu of fractional shares) or on any unpaid dividends or distributions, if any, payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock, if any, represented by such Certificate.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for Merger Consideration as determined in accordance with Article I and this Article II.

(e) No fractional shares of Parent Common Stock shall be issued in connection with the Merger. In lieu of the issuance of any fractional share to which he would otherwise be entitled, each former shareholder of the Company shall receive in cash an amount equal to the fair market value of his fractional interest, which fair market value shall be determined by multiplying such fraction by the Closing Market Price. For purposes of this Agreement, the “Closing Market Price” shall be the average of the per share closing price for Parent Common Stock, calculated to two decimal places, for the ten (10) consecutive trading days immediately preceding the date which is two (2) business days before the Effective Time, as reported on the National Market System of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), the foregoing period of ten (10) trading days being hereinafter sometimes referred to as the “Price Determination Period.” (For example, if January 14, 2005 were to be the Effective Date, then the Price Determination Period would be December 30 and 31, 2004 and January 3, 4, 5, 6, 7, 10, 11 and 12, 2005). In the event that NASDAQ shall fail to report a closing price for Parent Common Stock for any trading day during the Price Determination Period, the closing price for that day shall be equal to the average of the closing bid and asked prices as quoted: (i) by F. J. Morrissey & Company, Inc. and by Ryan, Beck & Co.; or (ii) in the event that both of these firms are not then making a market in Parent Common Stock, by two brokerage firms then making a market in Parent Common Stock to be selected by Parent and approved by the Company.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the shares of Parent Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property laws, escheat laws and any other applicable law, become the property of Parent (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash and/or shares of Parent Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

References herein to the “Company Disclosure Schedule” shall mean all of the disclosure schedules required by this Article III, dated as of the date hereof and referenced to the specific sections and subsections of Article III of this Agreement, which have been delivered on the date hereof by the Company to Parent. Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Company. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). The Certificate of Incorporation and By-laws of the Company, copies of which have previously been made available to Parent’s counsel, are true and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (x) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (y) any change in generally accepted accounting principles (“GAAP”) or regulatory accounting principles applicable to commercial banks or their holding companies generally or (z) any action or omission of the Company or Parent or any Subsidiary of either of them taken with the prior written consent of Parent (in the case of acts or omissions of the Company and its Subsidiaries) or the Company (in the case of acts or omissions of Parent and its Subsidiaries) or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

(b) Company Bank is a state-chartered, non-member commercial banking corporation duly organized and validly existing under the laws of the State of New Jersey. The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of the Company’s other Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company’s Subsidiaries has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The certificate of incorporation, by-laws and similar governing documents of each Subsidiary of the Company, copies of which have previously been made available to Parent’s counsel, are true and correct copies of such documents as in effect as of the date of this Agreement.

(c) The minute books of the Company and each of its Subsidiaries contain true and correct records of all meetings and other corporate actions held or taken by their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors). Copies of such minute books have been made available to Parent’s counsel.

(d) Except as set forth in Section 3.1(d) of the Company Disclosure Schedule, the Company and its Subsidiaries do not own or control, directly or indirectly, any equity interest in any corporation, company, association, partnership, joint venture or other entity except for shares of the Federal Home Loan Bank of New York and shares held by the Company Bank in a fiduciary or custodial capacity in the normal course of its business (which, except as disclosed in Section 3.1(d) of the Company Disclosure Schedule, do not in the aggregate constitute more than 5% of the voting shares or interests in any such corporation, company, association, partnership, joint ventures or other entity) and except that which the Company Bank holds pursuant to satisfaction of obligations due to the Company Bank and which are disclosed in Section 3.1(d) of the Company Disclosure Schedule. The Company and its Subsidiaries own no real estate, except real estate used for their banking premises or acquired pursuant to satisfaction of obligations due to the Company Bank. All such real estate is listed on Section 3.1(d) of the Company Disclosure Schedule.

3.2 Capitalization.

(a) Subject to Section 3.2(a) of the Company Disclosure Schedule, the authorized capital stock of the Company consists and at Closing will consist solely of 10,000,000 shares of Company Common Stock. As of the date hereof, there were 4,238,888 shares of Company Common Stock outstanding and no shares of Company Common Stock held by the Company as treasury stock. As of the date hereof, there were no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for 721,785 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Option Plans and described in Section 3.2(a) of the Company Disclosure Schedule. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, subject to Section 3.2(a) of the Company Disclosure Schedule. Except as referred to above or reflected in Section 3.2(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company. The names of the optionees, the date of each option to purchase Company Common Stock granted, the number of shares subject to each such option, the expiration date of each such option, the price at which each such option may be exercised under the Company Stock Option Plan and the type of option are set forth in Section 3.2(a) of the Company Disclosure Schedule.

(b) The authorized capital stock of the Company Bank consists of 10 million shares of common stock, $5.00 par value per share of which 4,239,886 shares as of the date hereof are issued and outstanding (none of which is held in the treasury of the Company Bank) (the “Company Bank Shares”). All of the issued and outstanding Company Bank Shares have been duly authorized and validly issued and all such shares are fully paid and nonassessable. As of the date hereof, there are no outstanding options, warrants, commitments or other rights or instruments to purchase or acquire any shares of capital stock of Company Bank, or any securities or rights convertible into or exchangeable for shares of capital stock of Company Bank.

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of the Company. Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Assuming compliance by Parent with Section 1.6, at the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries and there will be no agreements or understandings with respect to voting of any such shares binding on the Company or any of its Subsidiaries.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement, the Warrant Agreement and the Warrant and, subject to (x) the parties’ obtaining (i) all bank regulatory approvals required to effectuate the Merger and (ii) the other approvals listed in Section 3.4 and (y) the approval of the Company’s shareholders as contemplated herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the Warrant Agreement and the Warrant and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval at a meeting of such shareholders and, except for the adoption of this Agreement by the requisite vote of the Company’s shareholders, no other corporate proceedings on the part of the Company or the Company Bank are necessary to approve this Agreement, the Warrant Agreement and the Warrant and to consummate the transactions contemplated hereby. This Agreement, the Warrant Agreement and the Warrant have been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) this Agreement, the Warrant Agreement and the Warrant constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement, the Warrant Agreement or the Warrant by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws of the Company or the certificate of incorporation, by-laws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained and, except as set forth in Section 3.3(b) of the Company Disclosure Schedule, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

3.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (“FRB”) and the Department of Banking and Insurance of the State of New Jersey and approval of such applications and notices, (b) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of the Company’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement”) and the filing and declaration of effectiveness of the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included as a prospectus, (c) the approval of this Agreement and the Merger by the requisite vote of the shareholders of the Company, (d) the filing of the Certificate of Merger with the Department of the Treasury of the State of New Jersey

pursuant to the BCA and of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania pursuant to the BCL, (e) approval of the listing of the Parent Common Stock to be issued in the Merger on NASDAQ, (f) such filings as shall be required to be made with any applicable state securities bureaus or commissions, (g) such consents, authorizations, approvals or exemptions under the Environmental Laws (as defined in Section 3.17) and notices and filings with the Internal Revenue Service (the “IRS”) or the Pension Benefit Guaranty Corporation (the “PBGC”) with respect to employee benefit plans as are described in Section 3.4 of the Company Disclosure Schedule and (h) such other filings, authorizations or approvals as may be set forth in Section 3.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (1) the execution and delivery by the Company of this Agreement and (2) the consummation by the Company of the Merger and the other transactions contemplated hereby.

3.5 Reports. The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1998 with (i) the FRB, (ii) the Department of Banking and Insurance of the State of New Jersey, (iii) the FDIC and (iv) any other Governmental Entity that regulates the Company or any of its Subsidiaries (collectively with the FRB, the Department of Banking and Insurance of the State of New Jersey and the FDIC, the “Company Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by the Company Regulatory Agencies in the regular course of the business of the Company and its Subsidiaries, and except as set forth in Section 3.5 of the Company Disclosure Schedule, no Company Regulatory Agency has initiated any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 1998. There is no unresolved violation, criticism, or exception by any Company Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries.

3.6 Financial Statements.

(a) The Company has previously made available to Parent copies of (a) the consolidated statements of financial condition of the Company and its Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2001, 2002 and 2003, in each case accompanied by the audit report of Grant Thornton, LLP (the “Accounting Firm”), independent public accountants with respect to the Company, (b) the notes related thereto, (c) the unaudited consolidated statement of financial condition of the Company and its Subsidiaries as of March 31, 2004 and the related unaudited consolidated statements of income and cash flows for the three (3) months ended March 31, 2004 and 2003 and (d) the notes related thereto (collectively, the “Company Financial Statements”). The Accounting Firm is independent with respect to the Company and its Subsidiaries to the extent required by Regulation S-X of the SEC. The consolidated statements of financial condition of the Company (including the related notes, where applicable) included within the Company Financial Statements fairly present, and the consolidated statements of financial condition of the Company (including the related notes, where applicable) to be included in the S-4 to be filed with the SEC pursuant to this Agreement will fairly present, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof, and the consolidated statements of income, changes in shareholders’ equity and cash flows (including the related notes, where applicable) included within the Company Financial Statements fairly present, and the consolidated statements of income, changes in shareholders’ equity and cash flows of the Company (including the related notes, where applicable) to be included in the S-4 to be filed with the SEC pursuant to this Agreement will fairly present, the consolidated statements of income, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the respective fiscal periods therein set forth; each of the Company’s consolidated financial statements (including the related notes, where applicable) to be included in the S-4 to be filed with the SEC pursuant to this Agreement will comply, with accounting requirements applicable to financial statements to be included in the S-4 and with the published rules and regulations of the SEC with respect thereto, including without limitation Regulation S-X; and each of the Company Financial Statements (including the related notes, where applicable) has been, and each of such consolidated financial statements (including the related notes, where applicable) to be included in the S-4 to be filed with the SEC pursuant to this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except, in the case of unaudited statements, as permitted by the SEC with respect to financial statements included on Form 10-Q. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

(b) Except as and to the extent reflected, disclosed or reserved against in the Company Financial Statements (including the notes thereto), as of December 31, 2003, neither the Company nor any of its Subsidiaries had any liabilities, whether absolute, accrued, contingent or otherwise, material to the financial condition of the Company and its Subsidiaries on a consolidated basis which were required to be so disclosed under GAAP. Since December 31, 2003, neither the Company nor any of its Subsidiaries have incurred any liabilities except in the ordinary course of business consistent with past practice, except as specifically contemplated by this Agreement.

(c) To the extent required, the Company and the Company Bank have in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to allow the Company’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act. Since March 31, 2004, there has not been any material change in the internal controls utilized by the Company to assure that its consolidated financial statements conform with GAAP. Without limiting the generality of the foregoing, the Company’s disclosures and controls are designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (vi) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. None of the Company’s or any Company Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or the Company Subsidiaries or accountants.

3.7 Broker’s and Other Fees. Neither the Company nor any Subsidiary of the Company nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Advest, Inc. (the “Advisory Firm”) in accordance with the terms of a letter agreement between the Advisory Firm and the Company, a true and correct copy of which has been previously made available by the Company to Parent’s counsel. Other than fees payable to its attorneys and accountants (the names and terms of retention of which are set forth in Section 3.7 of the Company Disclosure Schedule) and the fees payable to the Advisory Firm (as set forth in the above-mentioned letter agreement), there are no fees payable by the Company to its financial advisors, attorneys or accountants, in connection with this Agreement or the transactions contemplated hereby or which would be triggered by consummation of the Merger or the termination of the services of such advisors, attorneys or accountants by the Company or any of its Subsidiaries.

3.8 Absence of Certain Changes or Events.

(a) Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, since December 31, 2003, the Company and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

(b) Except as set forth in Section 3.8(b) of the Company Disclosure Schedule, since December 31, 2003, neither the Company nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other benefits or perquisites payable to any current or former officer, employee, or director from the amount thereof in effect as of December 31, 2003, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for salary increases and bonus payments made in the ordinary course of business consistent with past practices following the date hereof), (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, (iv) had any union organizing activities or (v) entered into, or amended, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former officer, employee or director.

(c) Except as set forth in Section 3.8(c) of the Company Disclosure Schedule or as expressly contemplated by this Agreement, neither the Company nor any of its Subsidiaries has taken or permitted any of the actions set forth in Section 5.1 between December 31, 2003 and the date hereof and, during that period, the Company and its Subsidiaries have conducted their business only in the ordinary course of business, consistent with past practice.

(d) Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby, except as expressly permitted under that Agreement, and except as set forth in Section 3.8(d) of the Company Disclosure Schedule, since December 31, 2003, there has not been:

(i) any act, omission or other event which has had a Material Adverse Effect on the Company, including, but not limited to, any Material Adverse Effect arising from or relating to fraudulent or unauthorized activity,

(ii) any issuance of Company Stock Options or restricted shares of Company Common Stock (in any event, identifying in Section 3.8(d) of the Company Disclosure Schedule the issue date, exercise price and vesting schedule, as applicable, for issuances since December 31, 2003),

(iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock,

(iv) any split, combination or reclassification of any of the Company’s capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, except for issuances of Company Common Stock upon the exercise of Company Stock Options awarded prior to the date hereof in accordance with their present terms,

(v) (A) any granting by the Company or any of its Subsidiaries to any current or former director, executive officer or other employee of any increase in compensation, bonus or other benefits, except for increases to then current employees who are not directors or executive officers that were made in the ordinary course of business consistent with past practice, (B) any granting by the Company or any of its Subsidiaries to any such current or former director, executive officer or employee of any increase in severance or termination pay, or (C) any entry by the Company or any of its Subsidiaries into, or any amendment of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or any employee,

(vi) except insofar as may have been required by a change in GAAP or regulatory accounting principles, any change in accounting methods, principles or practices by the Company or its Subsidiaries affecting their assets, liabilities or business, including, without limitation, any reserving, renewal or residual method, or estimate of practice or policy,

(vii) any Tax election or change in any Tax election, amendment to any Tax Return (as defined in Section 3.10(d)), closing agreement with respect to Taxes, or settlement or compromise of any income Tax liability by the Company or its Subsidiaries,

(viii) any material change in investment policies or practices, or

(ix) any agreement or commitment (contingent or otherwise) to do any of the foregoing.

3.9 Legal Proceedings.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any material nature against the Company or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

3.10 Taxes.

(a) Except where a failure to file Tax Returns, a failure of any such Tax Return to be complete and accurate in any respect or the failure to pay any Tax, individually or in the aggregate, would not be material to the results of operations or financial condition of the Company and its Subsidiaries on a consolidated basis, (i) the Company and each of its Subsidiaries have duly filed all Tax Returns required to be filed by any of them; (ii) all such filed Tax Returns are complete and accurate in all respects, and (iii) the Company and each of its Subsidiaries have duly and timely paid all Taxes (as defined below) that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith in appropriate proceedings and disclosed to Parent in writing. The Company and its Subsidiaries have established on a consolidated basis as of March 31, 2004, on their books and records, reserves in accordance with GAAP consistently applied that are adequate, in the opinion of management of the Company, for the payment of all Taxes not yet due and payable, incurred in respect of the Company or any of its Subsidiaries through such date. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to any material Taxes or, to the extent related to such Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency, in each case to the extent such waiver or agreement is currently in effect. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, the Tax Returns of the Company and its Subsidiaries which have been examined by the IRS or the appropriate state, local or foreign Tax authority have been resolved and either no deficiencies were asserted as a result of such examinations or any asserted deficiencies have been paid in full and reflected in the Company Financial Statements. Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, there are no pending or, to the knowledge of the Company, threatened actions, Tax audits, Tax examinations or other audits or examinations by any Governmental Entity responsible for the collection or imposition of Taxes with respect to the Company or any of its Subsidiaries, or any pending judicial Tax proceedings or any other Tax disputes, assessments or claims. The Company has made available to Parent true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by the Company and its Subsidiaries for taxable years ended after December 31, 2000 and before the date hereof.

(b) Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has requested any extension of time within which to file any Tax Return which Tax Return has not since been filed, (ii) is a party to any agreement providing for the allocation or sharing of Taxes or otherwise has any liability for Taxes of any person other than the Company and its Subsidiaries, (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a change in accounting method or otherwise, (iv) has filed a consent pursuant to Section 341(f) of the Code or agreed to have section 341(f) (2) of the Code apply, (v) has issued or assumed any obligation under Section 279 of the Code, any high yield discount obligation as described in Section 163(f)(1) of the Code or any registration-required obligation within the meaning of Section 163(f)(2) of the Code that is not in registered form, (vi) is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, (vii) is or has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing consolidated United States federal income Tax Returns (other than such a group the common parent of which is or was the Company), or (viii) has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied.

(c) Except as set forth in Section 3.10(c) of the Company Disclosure Schedule, no officer, director, employee or agent (or former officer, director, employee or agent) of the Company or any of its Subsidiaries is entitled to now, or will or may be entitled to as a consequence of this Agreement or the Merger, any payment or benefit from the Company or any of its Subsidiaries or from Parent or any of its Subsidiaries which if paid or provided would constitute an “excess parachute payment”, as defined in Section 280G of the Code or regulations promulgated thereunder.

(d) For the purposes of this Agreement, (i) the term “Taxes” shall include any of the following imposed by or payable to any Governmental Entity: any income, gross receipts, license, payroll, employment, excise, severance, stamp, business, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, or value added tax, any alternative or add-on minimum tax, any estimated tax, and any levy, impost, duty, assessment or withholding, in each case including any interest, penalty, or addition thereto, whether or not disputed and (ii) the term “Tax Return” shall mean any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, to be filed (whether on a mandatory or elective basis) with any Governmental Entity responsible for the collection or imposition of Taxes.

3.11 Employee Benefits.

(a) Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule, none of the Company, its Subsidiaries or any ERISA Affiliate maintains, administers or has an obligation to contribute to any “employee pension benefit plan”, within the meaning of section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (the “Company Pension Plans”), “employee welfare benefit plan”, within the meaning of Section 3(l) of ERISA (the “Company Welfare Plans”), stock option plan, stock purchase plan, stock appreciation rights plan, deferred compensation plan, severance plan, bonus plan, employment agreement or other similar plan, policy, program or arrangement, whether written or unwritten (collectively with the Company Pension Plans and the Company Welfare Plans, the “Company Benefit Plans”). Neither the Company nor any of its ERISA Affiliates has ever had an obligation to contribute to any “multiemployer plan”, within the meaning of sections 3(37) and 4001(a) (3) of ERISA. As used herein, “ERISA Affiliate” means any entity required to be aggregated with the Company under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(b) The Company has delivered to Parent a complete and accurate copy of each of the following with respect to each of the Company Benefit Plans: (i) plan document (together with any and all amendments thereto), summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); (ii) trust agreement, insurance contract or other funding instruments if any; (iii) most recent IRS determination letter, if any; (iv) three most recent actuarial reports, if any; (v) three most recent financial statements, including the attorney’s response to an auditor’s request for information, if any; and (vi) three most recent annual reports on Form 5500, including any schedules and attachments thereto.

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, at December 31, 2003, the fair value of plan assets of each of the Company

Pension Plans equals or exceeds the present value of the projected benefit obligations of each such plan based upon actuarial methods, tables and assumptions satisfactory to Parent.

(d) During the last five years, the PBGC has not asserted any claim for liability against the Company or any of its Subsidiaries or any ERISA affiliates which has not been paid in full.

(e) All premiums (and interest charges and penalties for late payment, if applicable) due to the PBGC with respect to each Company Pension Plan have been paid. All contributions required to be made to each Company Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of the Company and its Subsidiaries which have not been paid have been properly recorded on the books of the Company and its Subsidiaries.

(f) No event has occurred, whether by action or failure to act, and no condition exists with respect to any Company Benefit Plan that has subjected or could subject the Company, any of its Subsidiaries or any ERISA Affiliate to any tax, fine, penalty or other liability under the Code or ERISA.

(g) Except as disclosed in Section 3.11(g) of the Company Disclosure Schedule, each of the Company Benefit Plans has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Furthermore, except as disclosed in Section 3.11(g) of the Company Disclosure Schedule, the IRS has issued a favorable determination letter with respect to each of the Company Benefit Plans that is intended to be qualified under Section 401(a) of the Code and, except as disclosed in Section 3.11(g) of the Company Disclosure Schedule, nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification and no condition exists that would subject Company or Parent to any tax under Section 4971, 4972, 4977 or 4974 or to a fine under Section 502(c) of ERISA.

(h) Except as disclosed in Section 3.11(h) of the Company Disclosure Schedule, no non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or 406 of ERISA, has occurred with respect to any of the Company Benefit Plans. None of the Company, any of its Subsidiaries, or any plan fiduciary of any Company Benefit Plan has engaged in, or has any liability in respect of, any transaction in violation of Section 404 of ERISA.

(i) There have been no “reportable events”, within the meaning of Section 4043(b) of ERISA, with respect to any of the Company Pension Plans.

(j) No “accumulated funding deficiency”, within the meaning of Section 412 of the Code and Section 302 of ERISA, has been incurred with respect to any of the Company Pension Plans.

(k) Except as disclosed in Section 3.11(k) of the Company Disclosure Schedule, there are no pending, or, to the best knowledge of the Company, threatened or anticipated claims, actions or suits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto, whether by action or failure to act, and Company has no knowledge of any facts which could give rise to any such claims, actions or suits. None of the Company Benefit Plans is the subject of any pending or any threatened investigation or audit by the Internal Revenue Service, the Department of Labor or the PBGC. No assets of the Company are subject to any lien under Section 412 of the Code and no event has occurred or condition exists that could give rise to any such lien.

(l) Except as disclosed in Section 3.11(l) of the Company Disclosure Schedule, no Company Pension Plan or Company Welfare Plan provides medical benefits, death benefits or other non-pension benefits (whether or not insured) beyond an employee’s retirement or other termination of service, other than (i) coverage mandated by law, or (ii) death benefits under any Company Pension Plan.

(m) Except as disclosed in Section 3.11(m) of the Company Disclosure Schedule, (i) there are no welfare benefit funds (within the meaning of Section 419 of the Code) related to a Company Welfare Plan, and (ii) any Company Welfare Plan that is a group health plan (within the meaning of Section 4980B(g)(2) of the Code) complies, and in each and every case has complied, with all of the applicable requirements of Section 4980B of the Code, ERISA, Title XXII of the Public Health Service Act and the Social Security Act.

(n) Except with respect to customary health, life and disability benefits or as disclosed in Section 3.11(n) of the Company Disclosure Schedule, there are no unfunded benefits obligations which are not accounted for by reserves shown in the Company Financial Statements and established under GAAP, or otherwise noted on the Company Financial Statements.

(o) With respect to each Company Benefit Plan that is funded wholly or partially through an insurance policy, there will be no liability of the Company or any of its Subsidiaries as of the Effective Time under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Time.

(p) Except as disclosed in Section 3.11(p) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of the Company or any of its Subsidiaries to severance pay, bonus, unemployment compensation or any similar payment, or (ii) accelerate the time of payment, vesting, or increase the amount, of any bonus or any compensation due to any current employee or former employee under any Company Benefit Plan.

(q) Neither the Company nor any of its Subsidiaries or ERISA Affiliates has announced to employees, former employees or directors an intention to create, or has otherwise created, a legally binding commitment to adopt any additional Company Benefit Plans which are intended to cover employees or former employees of the Company, any of the Company’s Subsidiaries or any ERISA Affiliates, or to amend or modify any existing Company Benefit Plan which covers or has covered employees or former employees of the Company, any of the Company’s Subsidiaries or any ERISA Affiliate.

(r) No Company Pension Plan subject to Title IV of the Code has been terminated, and no filing of or notice of intent to terminate or initiation by the PBGC to terminate has occurred. In addition, there has not been, nor is there likely to be, a partial termination of any Company Pension Plan within the meaning of Section 411(d)(3) of the Code.

(s) With respect to the Company Benefit Plans, no event has occurred, whether by action or failure to act, and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company, any Subsidiary of the Company, Parent or any ERISA Affiliate would be subject to any liability (other than a liability to pay benefits thereunder) under the terms of such Company Benefit Plans, ERISA, the Code or any other applicable law which has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

3.12 Company Information.

(a) The information relating to the Company and the Company Bank to be contained in the Proxy Statement, as of the date the Proxy Statement is mailed to shareholders of the Company, and up to and including the date of the meeting of shareholders of the Company to which such Proxy Statement relates, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The information relating to the Company and its Subsidiaries to be contained in the Company’s applications to the FRB and the Department of Banking and Insurance of the State of New Jersey will be accurate in all material respects.

3.13 Compliance with Applicable Law.

(a) General. Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, each of the Company and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to each such item, and each of the Company and each of its Subsidiaries has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to the Company or its Subsidiaries and except as disclosed in Section 3.13(a) of the Company Disclosure Schedule, the Company and its

Subsidiaries have not received notice of violation of, and do not know of any such violations of, any of the above.

(b) CRA. Without limiting the foregoing, the Company and its Subsidiaries have complied in all material respects with the Community Reinvestment Act (“CRA”) and the Company has no reason to believe that any person or group would object successfully to the consummation of the Merger due to the CRA performance of or rating of the Company or its Subsidiaries. All Subsidiaries of the Company that are subject to the CRA have a CRA rating of at least “satisfactory.” Except as listed in Section 3.13(b) of the Company Disclosure Schedule, since January 1, 2001, no person or group has adversely commented in writing to the Company or its Subsidiaries in a manner requiring recording in a file of CRA communications upon the CRA performance of the Company and its Subsidiaries.

3.14 Certain Contracts.

(a) Except as disclosed in Section 3.14(a) of the Company Disclosure Schedule (i) neither the Company nor any of its Subsidiaries is a party to or bound by any contract or understanding (whether written or oral) with respect to the employment or termination of any present or former officers, employees, directors or consultants. The Company has delivered to Parent true and correct copies of all employment agreements and termination agreements with officers, employees, directors, or consultants to which the Company or any of its Subsidiaries is a party or is bound.

(b) Except as disclosed in Section 3.14(b) of the Company Disclosure Schedule, (i) as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any commitment, agreement or other instrument which is material to the results of operations or financial condition of the Company and its Subsidiaries on a consolidated basis, (ii) no commitment, agreement or other instrument to which the Company or any of its Subsidiaries is a party or by which any of them is bound limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any person, and (iii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement. For purposes of subparagraph (i) above, any contract with a remaining term of greater than one (1) year or involving the payment of more than $25,000 (other than contracts relating to banking transactions in the ordinary course of business consistent with past practice) shall be deemed material.

(c) Except as disclosed in Section 3.14(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, nor to the best knowledge of the Company, any other party thereto, is in default in any material respect under any material lease, contract, mortgage, promissory note, deed of trust, loan or other commitment (except those under which the Company will be the creditor) or arrangement to which the Company is a party.

(d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, neither the entering into of this Agreement nor the consummation of the transactions contemplated hereunder will cause the Company or Parent to become obligated to make any payment of any kind to any party, including but not limited to, any termination fee, breakup fee or reimbursement fee, pursuant to any agreement or understanding between the Company and such party, other than the payments contemplated by this Agreement.

(e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral) (i) with respect to the services of any directors, consultants or other independent contractors, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to any director, officer, consultant or independent contractor thereof.

(f) Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral) which (i) is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 30 days or less notice involving the payment of more than $25,000 per annum, or (v) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries.

(g) Section 3.14(g) of the Company Disclosure Schedule contains a schedule showing the good faith estimated present value as of December 31, 2003 of the monetary amounts payable (including any Tax indemnification payments in respect of income and/or excise Taxes) and identifying the in-kind benefits due under any plan other than a Tax-qualified plan for each director of the Company and each officer of the Company with the position of vice president or higher, specifying the assumptions in such schedule.

(h) As of the date of this Agreement (and effective as of the Effective Time), C. Herbert Schneider (the “Contract Employee”) has executed an employment agreement with the Company in the form of Exhibit D (the “Employment Agreement”). Under the Employment Agreement, among other things, the Contract Employee has consented to certain changes in his duties, powers and functions following the Merger and to waive any right to obtain “change of control” or severance payments (including under the current Change in Control Agreement between the Company and the Contract Employee) as a result of the Merger.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14, whether or not set forth in Section 3.14 of the Company Disclosure Schedule, is referred to herein as a “Company Contract”. The Company has previously delivered or made available to Parent’s counsel true and correct copies of each Company Contract.

3.15 Agreements with Regulatory Agencies. Except as set forth in Section 3.15 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 3.15 of the Company Disclosure Schedule, a “Regulatory Agreement”), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Company or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.16 Properties and Insurance.

(a) Each of the Company and its Subsidiaries has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated statement of financial condition of the Company as of December 31, 2003 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business consistent with past practice, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions and encumbrances of, or on, such properties or assets in the ordinary course of business consistent with prior practice and which do not detract materially from the value thereof and (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business consistent with prior practice and which do not detract materially from the value thereof. All leases pursuant to which the Company or any Subsidiary of the Company, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, is in default thereunder in any material respect. All material tangible properties of the Company and each of its Subsidiaries are in good state of maintenance and repair, reasonable wear and tear excepted, conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by the Company to be adequate for the current business of the Company and its Subsidiaries.

(b) Section 3.16(b) of the Company Disclosure Schedule sets forth a correct legal description, street address and Tax parcel identification number of all real property owned by the Company or any of its Subsidiaries. The Company has furnished to Parent’s counsel copies of all deeds, surveys and title policies relating to such real property and copies of all instruments, agreements and other documents evidencing, creating or constituting liens or other encumbrances on such real property.

(c) Section 3.16(c) of the Company Disclosure Schedule sets forth a correct legal description, street address and Tax parcel identification number of all real property leased by the Company or any of its Subsidiaries. The Company has furnished to Parent’s counsel copies of all leases relating to such real property. The Company and its Subsidiaries have not leased or sub-leased any real property to any third-parties.

(d) The business operations and all insurable properties and assets of the Company and the Company Subsidiaries are insured for their benefit against all risks which, in accordance with industry standards, should be insured against, in each case under policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are, in accordance with industry standards, in the reasonable judgment of the management of the Company adequate for the business engaged in by the Company and the Company Subsidiaries. The Company and the Company Subsidiaries have not received any notice of cancellation or notice of a material amendment of any such insurance policy or bond and are not in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion. Section 3.16(d) of the Company Disclosure Schedule sets forth a complete and accurate list of all primary and excess insurance coverage held by the Company and/or the Company Subsidiaries currently or at any time during the past three years. Copies of all insurance policies reflected on such list have been provided to Parent.

3.17 Environmental Matters. Except as set forth in Section 3.17 of the Company Disclosure Schedule:

(a) Each of the Company and its Subsidiaries, each of the Participation Facilities (as hereinafter defined) and, to the knowledge of the Company, the Loan Properties (as hereinafter defined), are in compliance in all material respects with all applicable Environmental Laws (as hereinafter defined), including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to any Environmental Matters, pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace.

(b) There is no suit, claim, action or proceeding, pending or, to the knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Materials whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries, any Participation Facility or any Loan Property;

(c) During the period of (x) the Company’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Company’s or any of its Subsidiaries’ participation in the management of any

Participation Facility, or (z) the Company’s or any of its Subsidiaries’ interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of the Company, prior to the period of (x) the Company’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Company’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Company’s or any of its Subsidiaries’ interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property.

(d) The following definitions apply for purposes of this Section 3.17: (w) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other substances or materials regulated under any Environmental Law, (w) “Loan Property” means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; (x) “Participation Facility” means any facility in which the Company or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property; (y) “Environmental Laws” means any and all applicable common law, statutes and regulations, of the United States and New Jersey dealing with Environmental Matters, including without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601 et seq., (“CERCLA”), the Hazardous Material Transportation Act, 49 U.S.C. §1801 et seq., the Solid Waste Disposal Act including the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §6901 et seq. (“RCRA”), the Clean Water Act, 33 U.S.C. §1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. §136 et seq., the Emergency Planning and Right-To-Know Act of 1986, 42 U.S.C. §11001 et seq., the New Jersey Spill Compensation and Control Act, N.J.S.A. 58:10A-23.11, et seq. (“Spill Act”); the New Jersey Water Pollution Control Act, N.J.S.A. 58: 10A-1 et seq.; the New Jersey Air Pollution Control Act, N.J.S.A. 26:2C-1, et seq. as in effect and amended, and all other applicable federal, state, municipal, county and local laws and ordinances, and the rules and regulations promulgated thereunder, and any applicable provisions of common law and civil law providing for any remedy or right of recovery or right of injunctive relief with respect to Environmental Matters, as these laws, ordinances, rules and regulations were in the past or are in effect; and (z) “Environmental Matters” means all matters, conditions, liabilities, obligations, damages, losses, claims, requirements, prohibitions, and restrictions arising out of or relating to the environment, safety, or sanitation, or the production, storage, handling, use, emission, release, discharge, dispersal, or disposal of any substance, product or waste which is hazardous or toxic or which is regulated by any Environmental Law whatsoever.

3.18 Opinion. Prior to the execution of this Agreement, the Company has received an opinion from the Advisory Firm to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Per Share Merger Consideration is fair to the shareholders of the Company from a financial point of view. A copy of such opinion has been provided to Parent’s counsel.

3.19 Indemnification. Except as provided in the Company Contracts or the Certificate of Incorporation or by-laws of the Company, neither the Company nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of the Company (a “Covered Person”), and, to the best knowledge of the Company, there are no claims for which any Covered Person would be entitled to indemnification under the Certificate of Incorporation or by-laws of the Company or any Subsidiary of the Company, applicable law or regulation or any indemnification agreement.

3.20 Loan Portfolio.

(a) With respect to each loan owned by the Company or its Subsidiaries in whole or in part (each, a “Loan”):

(i) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally;

(ii) neither the Company nor any of its Subsidiaries nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(iii) the Company or a Subsidiary is the sole holder of legal and beneficial title to each Loan (or the Company’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of the Company;

(iv) the note and the related security documents, copies of which are included in the Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file;

(v) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property which serves as security for a Loan, except as otherwise referenced on the books and records of the Company;

(vi) there is no pending or threatened litigation or proceeding relating to the property which serves as security for a Loan; and

(vii) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Except as set forth in Section 3.20(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest- bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of December 31, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 3.20(b) of the Company Disclosure Schedule sets forth (a) all of the Loans of the Company or any of its Subsidiaries that as of the date of the Company Bank’s most recent bank examination, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Credit Risk Assets”, “Concerned Loans”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (b) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company and its Subsidiaries that as of December 31, 2003, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of the Company that as of December 31, 2003, was classified as “Other Real Estate Owned” and the book value thereof.

(c) As of December 31, 2003, the allowance for loan losses in the Company Financial Statements was adequate pursuant to GAAP (consistently applied), and the methodology used to compute such allowance complies in all material respects with GAAP (consistently applied) and all applicable policies of the Company Regulatory Agencies. As of December 31, 2003, the reserve for OREO properties (or if no reserve, the carrying value of OREO properties) in the Company Financial Statements was adequate pursuant to GAAP (consistently applied), and the methodology used to compute the reserve for OREO properties (or if no reserve, the carrying value of OREO properties) complies in all material respects with GAAP (consistently applied) and all applicable policies of the Company Regulatory Agencies.

3.21 Reorganization. The Company has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

3.22 Investment Securities; Borrowings; Deposits.

(a) Except for investments in Federal Home Loan Bank Stock and pledges to secure Federal Home Loan Bank borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business consistent with past practice and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by the Company or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(b) Neither the Company nor any Subsidiary is a party to or has agreed to enter into an exchange-traded or over the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the face of the Company Financial Statements and is a derivative contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with past practice, consistent with regulatory requirements and listed (as of the date hereof) in Section 3.23(b) of the Company Disclosure Schedule.

(c) Set forth in Section 3.22(c) of the Company Disclosure Schedule is a true and correct list of the borrowed funds (excluding deposit accounts) of the Company and its Subsidiaries as of the date set forth in such schedule.

(d) None of the deposits of the Company or any of its Subsidiaries is a “brokered” deposit.

3.23 Disclosure. Neither this Agreement (insofar as it relates to the Company, the Company Subsidiaries, the Company Common Stock, and the involvement of the Company and the Company Subsidiaries in the transactions contemplated hereby) nor any financial statement, schedule (including without limitation its Schedules to this Agreement), certificate, or other statement or document delivered by the Company or the Company Subsidiaries to Parent in connection herewith contains any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omits to state any material fact necessary to make the statements contained herein or therein not false or misleading.

3.24 SEC Filings. The Company has filed all forms, reports and documents required to be filed by the Company with the SEC since January 1, 2001 (collectively, the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed, complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as the case may be, (ii) did not at the time they were filed (or if amended or superseded by filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company’s SEC Reports or necessary in order to make statements in the Company’s SEC Reports, in light of the circumstances under which they were made, not misleading.

3.25 Related Party Transactions. Except as disclosed in Section 3.25 of the Disclosure Schedule, neither the Company nor any of the Company Subsidiaries have any contract, extension of credit, business arrangement or other relationship of any kind with any of the following persons: (i) any executive officer or director (including any person who has served in such capacity since January 1, 1998) of the Company or any of the Company Subsidiaries; (ii) any shareholder owning five percent (5%) or more of the outstanding Company Common Stock; and (iii) any “associate” (as defined in Rule 405 under the 1933 Act) of the foregoing persons or any business in which any of the foregoing persons is an officer, director, employee or five percent (5%) or greater equity owner. Each such contract or extension of credit disclosed in Schedule 3.19, except as otherwise specifically described therein, has been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms’ length transactions with other persons that do not involve more than a normal risk of collectability or present other unfavorable features.

3.26 Vote Required. Assuming that a quorum is present at the Company Shareholders’ Meeting, approval by a majority of the outstanding shares entitled to cast votes at such meeting shall be sufficient to constitute approval by the Company’s shareholders of the Merger.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT

References herein to the “Parent Disclosure Schedule” shall mean all of the disclosure schedules required by this Article IV, dated as of the date hereof and referenced to the specific sections and subsections of Article IV of this Agreement, which have been delivered on the date hereof by Parent to the Company. Except as set forth in the Parent Disclosure Schedule, Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. Parent is registered as a financial holding company under the BHCA. The Articles of Incorporation and By-laws of Parent, copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists solely of 400,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock without par value (the “Parent Preferred Stock”) . As of June 11, 2004, there were 121,986,270 shares of Parent Common Stock outstanding and 6,515,980 shares of Parent Common Stock held by Parent as treasury stock. No shares of Parent Preferred Stock have been issued as of the date of this Agreement, and Parent has no present intention to issue any shares of Parent Preferred Stock. As of June 11, 2004, there were (i) 17,927,877 shares of Parent Common Stock reserved for issuance under Parent Option Plans of which 3,802,166 shares were issuable upon the exercise of outstanding stock options Parent Option Plans and the Parent Employee Stock Purchase Plan and (ii) there were outstanding 132,304,416 rights (“Parent Rights”) representing the right under certain circumstances to purchase shares of Parent Common Stock pursuant to the terms of the Rights Agreement dated June 20, 1989, as amended and restated as of April 29, 1999, between FFC and Fulton Bank, and (iii) 887,984 shares of Parent Common Stock reserved from time to time for issuance pursuant to Parent’s Employee Stock Purchase and Dividend Reinvestment Plans. All shares of Parent Common Stock that are issued in the Merger shall include purchase Rights under the Parent Rights Agreement unless, prior to the Effective Date, all Rights issued under said Agreement shall have been redeemed by Parent without a Distribution Date having occurred under such Agreement. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of its Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of Parent calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and, subject to the parties’ obtaining (i) all bank regulatory approvals required to effectuate the Merger and (ii) the other approvals listed in Section 4.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent. No other corporate proceedings on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or By-Laws of Parent or the certificate of incorporation, by-laws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained and except as set forth in Section 4.3(b) of the Parent Disclosure Schedule, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the FRB, and the Department of Banking and Insurance of the State of New Jersey and approval of such applications and notices, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the S-4, (c) the filing of the Certificate of Merger with the Department of the Treasury of the State of New Jersey pursuant to the BCA and the filing of Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, (d) approval of the listing of the Parent Common Stock to be issued in the Merger on NASDAQ, (e) such filings as shall be required to be made with any applicable state securities bureaus or commissions, (f) such consents, authorizations, approvals or exemptions under the Environmental Laws and (g) such other filings, authorizations or approvals as may be set forth in Section 4.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by Parent of this Agreement and (2) the consummation by Parent of the Merger and the other transactions contemplated hereby.

4.5 Reports. Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2001 with (i) the FRB, (ii) the Office of the Comptroller of the Currency (the “OCC”), (iii) the FDIC, (iv) state banking regulators in Pennsylvania, New Jersey, Delaware, Maryland and Virginia and (v) any other Governmental Entity that regulates Parent or any of its Subsidiaries (collectively with the FRB, the Department and the FDIC, the “Parent’s Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by the Parent’s Regulatory Agencies in the regular course of the business of Parent and its Subsidiaries, and except as set forth in Section 4.5 of the Parent Disclosure Schedule, no Parent’s Regulatory Agency has initiated any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2001. There is no unresolved violation, criticism, or exception by any Parent’s Regulatory Agency with respect to any report or statement relating to any examinations of Parent or any of its Subsidiaries.

4.6 Financial Statements. Parent has previously made available to the Company copies of (a) the consolidated balance sheets of Parent and its Subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, consolidated changes in shareholders’ equity and cash flows for the fiscal years ended December 31, 2001, 2002 and 2003, in each case accompanied by the applicable audit report (audited by Arthur Andersen LLP for the year 2001 and KPMG LLP for the years 2002 and 2003) with respect to the Company, (b) the notes related thereto, (c) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2004 and the related unaudited consolidated statements of income and cash flows for the three months ended March, 2004 and 2003 and (d) the notes related thereto (the “Parent Financial Statements”). KPMG LLP is independent with respect to the Parent and its Subsidiaries to the extent required by Regulation S-X of the SEC. The consolidated balance sheets of the Parent (including the related notes, where applicable) included within the Parent Financial Statements fairly present, and the consolidated statements of financial condition of the Parent (including the related notes, where applicable) to be incorporated by reference in the S-4 will fairly present, the consolidated financial position of the Parent and its Subsidiaries as of the dates thereof, and the consolidated statements of income, changes in shareholders’ equity and cash flows (including the related notes, where applicable) included within the Parent Financial Statements fairly present, and the consolidated statements of income, changes in shareholders’ equity and cash flows of Parent (including the related notes, where applicable) to be incorporated by reference in the S-4 will fairly present, the results of the consolidated operations and consolidated financial position of the Parent and its Subsidiaries for the respective fiscal periods therein set forth; each of the Parent Financial Statements (including the related notes, where applicable) complies, and each of such consolidated financial statements (including the related notes, where applicable) to be incorporated by reference in the S-4 will comply, with accounting requirements applicable to financial statements to be included in the S-4 and with the published rules and regulations of the SEC with respect thereto, including without limitation Regulation S-X; and each of the Parent Financial Statements (including the related notes, where applicable) has been, and each of such consolidated financial statements (including the related notes, where applicable) to be incorporated by reference in the S-4 will be, prepared in accordance with GAAP consistently applied during the periods involved, except, in the case of unaudited statements, as permitted by the SEC with respect to financial statements included on Form 10-Q. The books and records of the Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

4.7 SEC Reports. With respect to each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 2001 by Parent with the SEC pursuant to the Securities Act of 1933 (the “Securities Act”) or the Exchange Act (the “Parent Reports”) and (b) communication mailed by Parent to its shareholders since January 1, 2001, no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Parent Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

4.8 Absence of Certain Changes or Events. Except as disclosed in any Parent Report filed with the SEC prior to the date of this Agreement, since December 31, 2003, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on Parent.

4.9 Legal Proceedings.

(a) Except as disclosed in any Parent Report filed with the SEC prior to the date of this Agreement or as may be set forth in Section 4.9 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any material nature against Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) Except as set forth in Section 4.9(b) of the Parent Disclosure Schedule, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

4.10 Parent Information.

(a) The information relating to Parent to be contained in the Proxy Statement, as of the date the Proxy Statement is mailed to shareholders of the Company, and up to and including the date of the meeting of shareholders of the Company to which such Proxy Statement relates, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and the S-4 will comply in all material respects with all provisions of the Securities Act and the rules and regulations thereunder.

(b) The information relating to Parent and its Subsidiaries to be contained in the Parent’s applications to the FRB and the Department of Banking and Insurance of the State of New Jersey will be accurate in all material respects.

4.11 Compliance with Applicable Law. Except as set forth in Section 4.11 of the Parent Disclosure Schedule, each of Parent and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to each such item, and each of Parent and each of its Subsidiaries has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any federal, state or local governmental authority relating to Parent or its Subsidiaries and except as disclosed in Section 4.11 of the Parent Disclosure Schedule, Parent and its Subsidiaries have not received notice of violation of, and do not know of any such violations of, any of the above.

4.12 Ownership of Company Common Stock; Affiliates and Associates.

(a) Other than as contemplated by this Agreement, neither Parent nor any of its affiliates or associates (as such terms are defined under the Exchange Act) beneficially owns, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than Trust Account Shares and DPC Shares).

4.13 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any Regulatory Agreement with any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Parent or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.14 Reorganization. Parent has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

4.15 Disclosure. Neither this Agreement (insofar as it relates to Parent, Parent Common Stock, and the involvement of Parent in the transactions contemplated hereby) nor any financial statement, schedule (including, without limitation, its Schedules to this Agreement), certificate or other statement or document delivered by Parent to the Company in connection herewith contains any statement which, at the time and under the circumstances under which it is made, is false or misleading with respect to any material fact or omits to state any material fact necessary to make the statements contained herein or therein not false or misleading.

4.16 Loan Loss Provision. As of December 31, 2003, the allowance for loan losses in the Parent Financial Statements was adequate pursuant to GAAP (consistently applied), and the methodology used to compute such allowance complies in all material respects with GAAP (consistently applied) and all applicable policies of the Company Regulatory Agencies. As of December 31, 2003, the reserve for OREO properties (or if no reserve, the carrying value of OREO properties) in the Company Financial Statements was adequate pursuant to GAAP (consistently applied), and the methodology used to compute the reserve for OREO properties (or if no reserve, the carrying value of OREO properties) complies in all material respects with GAAP (consistently applied) and all applicable policies of the all applicable regulatory agencies.

4.17 Accounting, Regulatory Matters. Parent has not agreed to take any action, has no knowledge of any fact and has not agreed to any circumstance that would materially impede or delay receipt of any consent or approval from any Governmental Entity, including matters relating to the Community Reinvestment Act.

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Covenants of the Company. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall cause each of its Subsidiaries to conduct its business in the ordinary and usual course consistent with past practices and prudent banking practice; (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would adversely affect or delay the ability of the Company or Parent to perform its covenants and agreements on a timely basis under this Agreement, and (iv) take no action which would adversely affect or delay the ability of the Company or Parent to obtain any necessary approvals, consents or waivers of any governmental authority or third-party required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Schedule or as otherwise specifically provided by this Agreement or as consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of the Company, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock; provided, however, that, between the date of this Agreement and the Effective Date, the Company may declare a dividend of up to (i) $.11 per share on the Company Common Stock to be paid on each of (A) September 30, 2004, provided that the Effective Date does not occur (or is not expected to occur) on or before the record date for the dividend on Parent Common Stock scheduled to be paid on or about October 15, 2004; (B) December 31, 2004, provided that the Effective Date does not occur (or is not expected to occur) on or before the record date for the dividend on the Parent Common Stock scheduled to be paid on or about January 14, 2005; and (ii) $.22 per share on the Company Common Stock to be paid on March 31, 2005 and on each quarter end thereafter until either the Effective Date occurs or this Agreement is terminated, provided that the Effective Date does not occur (or is not expected to occur) on or before the record date for the dividend on the Parent Common Stock scheduled to be paid on or about April 15, 2005 and thereafter on or before the record date for each subsequent quarterly dividend on the Parent Common Stock (it being the intent of Parent and the Company that the Company be permitted to pay a dividend on the Company Common Stock on the dates indicated in subsections (i) and (ii) above only if the shareholders of the Company, upon becoming shareholders of Parent, would not be entitled to receive a dividend on the Parent Common Stock on the payment dates indicated in such subsections);

(b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(b) hereof) any shares of the capital stock of the Company or any Subsidiary of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Subsidiary of the Company, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, except, in the case of clauses (ii) and (iii), for the issuance of up to a total of 577,428 shares of Company Common Stock upon the exercise of Company Stock Options granted under the Company Stock Option Plan prior to the date hereof, any such exercise to be in accordance with the present terms of such options;

(c) amend the Certificate of Incorporation, By-laws or other similar governing documents of Company or Company Bank;

(d) Other than as set forth in Section 5.1(d) of the Disclosure Schedule, make any capital expenditures other than those which (i) are made in the ordinary course of business consistent with past practice or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $50,000 in the aggregate;

(e) enter into any new line of business or offer any new products or services;

(f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole (it being understood that for purposes of this clause “f”, any assumption of another financial institution’s liabilities shall be conclusively deemed to be material), other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(g) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(h) change its methods of accounting in effect at December 31, 2003, except as required by changes in GAAP or regulatory accounting principles as concurred with in writing by the Company’s independent auditors;

(i) (i) except as set forth in Section 6.6, as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any Company Benefit Plan or any agreement, arrangement, plan, trust, other funding arrangement or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers, employees or independent contractors, change any trustee or custodian of the assets of any plan or transfer plan assets among trustees or custodians, (ii) except for normal salary increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase or accelerate payment of in any manner the compensation or fringe benefits of any director, officer or employee or pay any bonus or benefit not required by any Plan or agreement as in effect as of the date hereof or (iii) grant or award any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares under the Company Stock Option Plan, or any other plan;

(j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements except as otherwise specifically contemplated by this Agreement;

(k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(l) file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(m) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

(n) other than in the ordinary course of business consistent with past practice, in individual amounts not to exceed $50,000, and other than investments for the Company’s portfolio made in accordance with Section 5.1(o), make any investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity;

(o) make any investment in any debt security, including mortgage-backed and mortgage related securities, other than US government and US government agency securities with final maturities not greater than five years or mortgage-backed or mortgage related securities which would not be considered “high risk” securities and which have an average life, as of purchase date, of not more than five years, in each case which are purchased in the ordinary course of business consistent with past practice;

(p) settle any claim, action or proceeding involving any liability of the Company or any of its Subsidiaries for money damages in excess of $100,000 or involving any material restrictions upon the operations of the Company or any of its Subsidiaries;

(q) except in the ordinary course of business consistent with past practice and in amounts less than $100,000, waive or release any material right or collateral or cancel or compromise any extension of credit or other debt or claim;

(r) originate, purchase, extend or grant any loan in principal amount in excess of $5.0 million, or engage or participate in any lending activities, including modifications to any loans existing on the date hereof, other than in the ordinary course of business consistent with past practices; provided however, Company Bank shall consult with Fulton Bank with respect to origination, purchase or extension of all loans with principal amount in excess of $5.0 million;

(s) incur any additional borrowings beyond those set forth in Section 5.1(s) of the Company Disclosure Schedule other than short-term (with a final maturity of two years or less) Federal Home Loan Bank borrowings and reverse repurchase agreements in the ordinary course of business consistent with past practice, or pledge any of its assets to secure any borrowings other than as required pursuant to the terms of borrowings of the Company or any Subsidiary in effect at the date hereof or in connection with borrowings or reverse repurchase agreements permitted hereunder (it being understood that deposits shall not be deemed to be borrowings within the meaning of this sub-section);

(t) make any investment or commitment to invest in real estate or in any real estate development project, other than real estate acquired in satisfaction of defaulted mortgage loans;

(u) establish or make any commitment relating to the establishment of any new branch or other office facilities other than those for which all regulatory approvals have been obtained; with respect to any such new branch or other office facility for which regulatory approval has been received, make any capital expenditures that in the aggregate would exceed $500,000;

(v) nominate for election to the Board of Directors of the Company any person who is not a member of the Board of Directors of the Company as of the date hereof;

(w) make any material Tax election or file any claim for a material income Tax refund;

(x) take any other action outside of the ordinary course of business; or

(y) agree to do any of the foregoing.

5.2 Covenants of Parent. Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, the Parent shall use commercially reasonably efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, (i) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (ii) take no action which would adversely affect or delay the ability of the Company or Parent to perform it covenants and agreements on a timely basis under this Agreement, and (iii) take no action which would adversely affect or delay the ability of the Company or Parent to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction. Without limiting the generality of the foregoing, and except as set forth in Section 5.2 of the Parent Disclosure Schedule or as otherwise specifically provided by this Agreement or consented to in writing by the Company, Parent shall not, and shall not permit any of its Subsidiaries to:

(a) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(b) change its methods of accounting in effect at December 31, 2003, except in accordance with changes in GAAP or regulatory accounting principles as concurred with by Parent’s independent auditors; or

(c) agree to do any of the foregoing.

Nothing set forth in this Agreement shall be construed: (i) to preclude Parent from acquiring, or to limit in any way the right of Parent to acquire, prior to or following the Effective Time, the stock or assets of any other financial services institution or other corporation or entity, whether by issuance or exchange of Parent Common Stock or otherwise; (ii) to preclude Parent from issuing, or to limit in any way the right of Parent to issue, prior to or following the Effective Time, Parent Common Stock, Parent Preferred Stock or any other equity or debt securities; or (iii) to preclude Parent from taking, or to limit in any way the right of Parent to take, any other action not expressly and specifically prohibited by the terms of this Agreement.

5.3 No Solicitation.

(a) The Company and the Company Subsidiaries shall not, and shall not authorize or permit any of their officers, directors or employees or any investment banker, financial advisor or attorney to initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, provided, however, that if, at any time the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, the Company, in response to a written Acquisition Proposal that (i) was unsolicited or that did not otherwise result from a breach of this Section, and (ii) is reasonably likely to lead to a Superior Proposal, may (x) furnish non-public information with respect to the Company or the Company Subsidiaries to the person who made such Acquisition Proposal pursuant to a customary confidentiality agreement and (y) participate in negotiations regarding such Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director or officer of the Company or any of the Company Subsidiaries or any investment banker, financial advisor, attorney, accountant, or other representative of the Company or any of the Company Subsidiaries, whether or not acting on behalf of the Company or any of its subsidiaries, shall be deemed to be a breach of this Section by the Company.

(b) The Company shall call a meeting of its shareholders to be held as promptly as practicable for the purpose of voting upon this Agreement and shall take, in good faith, all actions which are necessary or appropriate on its part in order to secure the approval of this Agreement by its shareholders at the meeting, including recommending the approval of this Agreement by the Company’s shareholders; provided, however, that the Company’s Board of Directors shall not be required to take any action otherwise required by this sentence that it has determined in good faith, after consultation with outside counsel, would be reasonably likely to constitute a breach of its fiduciary duties under applicable law.

(c) The Board of Directors of the Company shall not (1) fail to recommend this Agreement, withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, its approval or recommendation of this Agreement or the Merger unless there is an Acquisition Proposal outstanding, (2) approve or recommend, or propose to approve or recommend, an Acquisition Proposal or (3) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement with respect to an Acquisition Proposal unless (x) the Board of Directors of the Company shall have determined in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law and (y) the applicable Acquisition Proposal is a Superior Proposal.

(d) Nothing contained in this Section shall prohibit the Company from at any time taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act, as amended, provided, however, that neither the Company nor its Board of Directors shall, except as permitted by paragraph (b) or (c) of this section, propose to approve or recommend, an Acquisition Proposal.

(e) The Company shall promptly (but in any event within one day) advise Parent orally and in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person making such request, Acquisition Proposal or inquiry. The Company will, to the extent reasonably practicable, keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry.

(i) In the event the Board of Directors of the Company takes any of the actions set forth in clauses (1), (2) and/or (3) of Section 5.3(c) in compliance with the standards in (x) and (y) therein, such action shall allow termination of this Agreement by Parent under Section 8.1(g) herein which shall be treated in the same manner as termination under Section 8.1(e) herein and shall allow exercise of the Warrant. In the event the Board of Directors of the Company takes any of the actions set forth in clauses (1), (2) and/or (3) of Section 5.3(c) without compliance with the standards in (x) and (y) therein, such action shall constitute a breach allowing termination of this Agreement by Parent under Section 8.1(g) herein which shall be treated in the same manner as termination by Parent under Section 8.1(e) herein and shall allow exercise of the Warrant.

(ii) This Agreement may be terminated by the Company prior to the shareholders meeting of the Company if (A) the Board of Directors of the Company shall have determined in good faith after consultation with outside counsel that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the Company’s shareholders under applicable law, (B) it is not in breach of its obligations under this Section 5.3 in any material respect and has complied with, and continues to comply with, all requirements and procedures of this Section 5.3 in all material respects and the Board of Directors of the Company has authorized, subject to complying with the terms of this Agreement, the Company to enter into a binding written agreement for a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such agreement, attaching the most current version of such agreement to such notice; (C) Parent does not make, within five (5) business days after receipt of the Company’s written notice of its intention to enter into a binding agreement for a Superior Proposal, any offer that the Board of Directors of the Company reasonably and in good faith determines, after consultation with its financial and legal advisors, is at least as favorable to the shareholders of the Company as the Superior Proposal and during such period the Company reasonably considers and discusses in good faith all proposals submitted by Parent and, without limiting the foregoing, meets with, and causes its financial and legal advisors to meet with, Parent and its advisors from time to time as required by Parent to consider and discuss in good faith Parent’s proposals, and (D) prior to the Company’s termination pursuant to this Section 5.3(e)(ii), the Company confirms in writing that such termination allows exercise of the Warrant. The Company agrees (x) that it will not enter into a binding agreement referred to in clause (B) above until at least the five (5) business days after Parent has received the notice to Parent required by clause (C) and (y) to notify Parent promptly if its intention to enter into a binding agreement referred to in its notice to Parent shall change at any time after giving such notice.

(f) For the purpose of this Section 5.3:

(i) “Acquisition Proposal” shall mean a written proposal or written offer (other than by another party hereto) for a tender or exchange offer for securities of the Company or any of the Company Subsidiaries, or a merger, consolidation or other business combination involving an acquisition of the Company or any of the Company Subsidiaries or any proposal to acquire in any manner a substantial equity interest in or a substantial portion of the assets of the Company or any of the Company Subsidiaries.

(ii) A “Superior Proposal” shall be an Acquisition Proposal that the Board of Directors of the Company believes in good faith (after consultation with its financial advisor) is reasonably capable of being completed, taking into account all relevant legal, financial, regulatory and other aspects of the Acquisition Proposal and the source of its financing, on the terms proposed and, believes in good faith (after consultation with its financial advisor), would, if consummated, result in a transaction more favorable to the shareholders of the Company from a financial point of view, than the transactions contemplated by this Agreement and believes in good faith (after consultation with its financial advisor) that the person making such Acquisition Proposal has, or is reasonably likely to have or obtain, any necessary funds or customary commitments to provide any funds necessary to consummate such Acquisition Proposal.

ARTICLE VI. ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The Company shall cooperate with Parent in the preparation of the Proxy Statement to be included within the S-4. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail the Proxy Statement to its shareholders. With the Company’s cooperation, Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. Parent agrees promptly to advise the Company if at any time prior to the Company Shareholders’ Meeting any information provided by Parent for the Proxy Statement becomes incorrect or incomplete in any material respect and promptly to provide Company with the information needed to correct such inaccuracy or omission. Parent shall promptly furnish the Company with such supplemental information as may be necessary in order to cause the Proxy Statement, insofar as it relates to Parent and the Parent Subsidiaries, to comply with all applicable legal requirements. The Company agrees promptly to advise Parent if at any time prior to the Company Shareholders’ Meeting any information provided by the Company for the Proxy Statement becomes incorrect or incomplete in any material respect and promptly to provide Parent with the information needed to correct such inaccuracy or omission. The Company shall promptly furnish Parent with such supplemental information as may be necessary in order to cause the Proxy Statement, insofar as it relates to Company and the Company Subsidiaries, to comply with all applicable legal requirements.

(d) Parent and the Company shall promptly furnish each other with copies of written communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

6.2 Access to Information.

(a) The Company shall permit, and shall cause each of the Company’s Subsidiaries to permit, Parent and its representatives, and Parent shall permit, and shall cause each of Parent’s Subsidiaries to permit, the Company and its representatives, reasonable access to their respective properties, and shall disclose and make available to Parent and its representatives, or the Company and its representatives, as the case may be, all books, papers and records relating to its assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), Tax records, minute books of directors’ and shareholders’ meetings (excluding information related to the Merger), organizational documents,

Bylaws, material contracts and agreements, filings with any regulatory authority, accountants’ work papers, litigation files, plans affecting employees, and any other business activities or prospects in which Parent and its representatives or the Company and its representatives may have a reasonable interest, all to the extent reasonably requested by the party seeking such access. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, would contravene any law, rule, regulation, order or judgment or would waive any privilege. The parties will use their reasonable best efforts to obtain waivers of any such restriction (other than waivers of the attorney-client privilege) and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) During the period from the date of this Agreement to the Effective Time, each of the Company and Parent will cause one or more of its designated representatives to confer with representatives of the other party on a monthly or more frequent basis regarding its business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. On a monthly basis, the Company agrees to provide Parent with internally prepared consolidated profit and loss statements no later than 15 days after the close of each calendar month. As soon as reasonably available, but in no event more than 30 days after the end of each fiscal quarter (other than the last fiscal quarter of each fiscal year), the Company will deliver to Parent and Parent will deliver to the Company their respective consolidated quarterly financial statements. As soon as reasonably available, but in no event more than 90 days after the end of each calendar year, the Company will deliver to Parent and Parent will deliver to the Company their respective consolidated annual financial statements. The Company shall engage a proxy solicitor reasonably acceptable to Parent to assist the Company in obtaining the approval of the Company’s shareholders of this Agreement and the transactions contemplated hereby.

(c) The Company shall have continuing access through the Effective Time to both the Company’s books and records and internal audit team for the purpose of ongoing assessment of internal controls and shall cause its outside auditors to provide any documentation regarding the Company’s internal control to Parent and cause its auditors to be available for discussions with Parent’s representatives regarding the Company’s systems of internal controls.

(d) All information furnished pursuant to Sections 6.2(a), 6.2(b) and 6.2(c) shall be subject to, and each of the Company and Parent shall hold all such information in confidence in accordance with, the provisions of the Confidentiality Agreement.

(e) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

6.3 Shareholders’ Meetings. The Company shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby (the “Company Shareholders’ Meeting”). The Company will, through its Board of Directors, except to the extent legally required for the discharge by the Board of Directors of its fiduciary duties as advised by such Board’s legal counsel and the provisions of Section 5.3, recommend to its shareholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement.

6.4 Legal Conditions to Merger. Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

6.5 NASDAQ Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing for quotation on NASDAQ, subject to official notice of issuance, as of the Effective Time.

6.6 Employee Benefit Plans; Existing Agreements.

(a) The Parent Employers shall be obligated to provide employee benefits to each person who is an employee of the Company or a Company Subsidiary, on the Effective Time and continues to be employed that are substantially equivalent, in the aggregate, to the benefits under the Company Benefit Plans prior to the Effective Time, until the earlier of: (A) at least three (3) years after the Effective Date, or (B) the date that the Parent Employers can no longer satisfy the applicable qualified retirement plan discrimination testing under the Code. Thereafter, it is the Parent’s intention, over time and subject to Company Bank’s earnings, to allow participation by Company Bank’s employees in the Parent Benefit Plans the Parent Employers generally make available to their employees, as such Parent Benefit Plans may change from time to time.

(b) With respect to each Parent Benefit Plan, other than an employee pension plan as such term is defined in Section 3(2) of ERISA, for purposes of determining eligibility to participate, service with the Company (or predecessor employers to the extent that the Company provides past service credit) shall be treated as service with Parent without application of any preexisting condition limitations. Each Parent Benefit Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Benefit Plan.

(c) With regard to those certain employees listed in Section 6.6(c) of the Disclosure Schedule hereto, the Parent agrees to provide insurance benefits at the same deductible, contribution and co-payment levels as such employees received prior to the Effective Time.

6.7 Indemnification.

(a) For a period commencing as of the Effective Time and ending six years after the Effective Time, Parent shall indemnify, defend and hold harmless each person who is now, or who becomes prior to the Effective Time, a director or officer of the Company or the Company Bank or who serves or has served at the request of the Company or the Company Bank as a director or officer with any other person (collectively, the “Indemnitees”) against any and all claims, damages, liabilities, losses, costs, charges, expenses (including, subject to the provisions of this Section 6.7, reasonable costs of investigation and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Indemnitee by reason of the fact that he or she is or was a director or officer of the Company or serves or has served at the request of the Company as a director or officer with any other person, in connection with, arising out of or relating to (i) any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative), including, without limitation, any and all claims, actions, suits, proceedings or investigations by or on behalf of or in the right of or against the Company or any of its affiliates, or by any former or present shareholder of the Company (each a “Claim” and collectively, “Claims”), including, without limitation, any Claim which is based upon, arises out of or in any way relates to the Merger, the Proxy Statement, this Agreement, any of the transactions contemplated by this Agreement, the Indemnitee’s service as a member of the Board of Directors of the Company or its Subsidiaries or of any committee thereof, the events leading up to the execution of this Agreement, any statement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, or (ii) the enforcement of the obligations of Parent set forth in this Section 6.7, in each case to the fullest extent which the Company would have been permitted under any applicable law and its Certificate of Incorporation or Bylaws had the Merger not occurred (and Parent shall also advance expenses as incurred due to (i) or (ii) above to the fullest extent so permitted). Notwithstanding the foregoing, Parent shall not provide any indemnification or advance any expenses with respect to any Claim which relates to a personal benefit improperly paid or provided, or alleged to have been improperly paid or provided, to the Indemnitee, but Parent shall reimburse the Indemnitee for costs incurred by the Indemnitee with respect to such Claim when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the Indemnitee was not improperly paid or provided with the personal benefit alleged in the Claim.

Any Indemnitee wishing to claim indemnification under this Section 6.7 shall promptly notify Parent upon learning of any Claim, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnitee except to the extent that such failure prejudices Parent. In the event of any Claim as to which indemnification under this Section 6.7 is applicable, (x) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnitees for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnitee in connection with the defense thereof, except that if Parent elects not to assume such defense, or counsel for the Indemnitees advises that there are issues which raise conflicts of interest between Parent and the Indemnitees, the Indemnitees may retain counsel satisfactory to them, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnitees as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this Section 6.7 to pay for only one firm of counsel for all Indemnitees in any jurisdiction with respect to a matter unless the use of one counsel for multiple Indemnitees would present such counsel with a conflict of interest that is not waived, and (y) the Indemnitees will cooperate in the defense of any such matter. Parent shall not be liable for the settlement of any claim, action or proceeding hereunder unless such settlement is effected with its prior written consent. Notwithstanding anything to the contrary in this Section 6.7, Parent shall not have any obligation hereunder to any Indemnitee when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnitee in the manner contemplated hereby is prohibited by applicable law or public policy.

(b) For six (6) years after the Effective Date, Parent shall (and the Company shall cooperate in these efforts) obtain and maintain “tail” coverage relating to the Company’s existing directors and officers liability insurance policy (provided that such insurance shall be in such amount and with terms and conditions no less favorable than the director and officer liability policy of the Company as of the date of this Agreement and carry such premium (not to exceed the greater of (i) 150% of the current premium for Company’s existing directors and officers liability insurance policy or (ii) the applicable percentage increase payable by Parent during such period for its directors and officers liability insurance policy) and that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or circumstances which occur prior to the Effective Time (including facts or circumstances relating to this Agreement and the transactions contemplated herein to the extent coverage therefor is available) and covering persons who are covered by such insurance immediately prior to the Effective Time.

(c) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8 Additional Arrangements. If, at any time after the Effective Time, the Surviving Corporation considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Constituent Corporations acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of the Constituent Corporations or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of the Constituent Corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

6.9 Notification of Certain Matters. Each party shall give prompt notice to the others of (a) any event, condition, change, occurrence, act or omission which causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation which is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such party. Each of the Company and the Parent shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

6.10 Certain Matters, Certain Revaluations, Changes and Adjustments. Notwithstanding that the Company believes that it and its Subsidiaries have established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, the Company recognizes that Parent may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). At or before the Effective Time, upon the request of Parent and Parent’s written confirmation that all conditions precedent under Section 7.1 and 7.2 (other than the delivery of customary closing documents) have been satisfied or waived, and in order to formulate the plan of integration for the Merger, the Company shall, consistent with GAAP, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied consistently on a mutually satisfactory basis with those of Parent and establish such accruals and reserves as shall be necessary to reflect Merger-related expenses and costs incurred by the Company and its Subsidiaries, provided, however, that the Company shall not be required to take such action prior to receipt of shareholder and regulatory approvals; and provided further, however, that no accrual or reserve made by the Company or any Company Subsidiary pursuant to this Section 6.10 or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

6.11 Other Policies. Between the date of this Agreement and the Effective Time, the Company shall cooperate with Parent to reasonably conform the policies and procedures of the Company and its Subsidiaries regarding applicable regulatory matters to those of Parent and its Subsidiaries, as Parent may reasonably identify to the Company from time to time, provided, however, that implementation of such conforming actions may at the Company’s discretion be delayed until the time period following satisfaction of the conditions set forth in Section 6.10.

6.12 Other Transactions. The Company acknowledges that Parent may be in the process of acquiring other banks and financial institutions or in offering securities to the public and that in connection with such transactions, information concerning the Company and its Subsidiaries may be required to be included in the registration statements, if any, for the sale of securities of Parent or in SEC reports in connection with such transactions. Parent shall provide the Company and its counsel with copies of such registration statements at the time of filing. The Company agrees to provide Parent with any information, certificates, documents or other materials about the Company and its Subsidiaries as are reasonably necessary to be included in such SEC reports or registration statements, including registration statements which may be filed by Parent prior to the Effective Time. The Company shall use its reasonable efforts to cause its attorneys and accountants to provide Parent and any underwriters for Parent with any consents, comfort letters, opinion letters, reports or information which are necessary to complete the registration statements and applications for any such acquisition or issuance of securities. Parent shall not file with the SEC any registration statement or amendment thereto or supplement thereof containing information regarding the Company unless the Company shall have consented in writing to such filing, which consent shall not be unreasonably delayed or withheld.

6.13 Failure to Fulfill Conditions. In the event that Parent or the Company determines that a material condition to its obligation to consummate the transactions contemplated hereby cannot be fulfilled on or prior to the Cut-off Date (as defined in Section 8.1(c)) and that it will not waive that condition, it will promptly notify the other party. The Company and Parent will promptly inform the other of any facts applicable to the Company or Parent, respectively, or their respective directors or officers or Subsidiaries, that would be likely to prevent or materially delay approval of the Merger by any Governmental Entity or which would otherwise prevent or materially delay completion of the Merger. Any information so provided shall be retained by the receiving party in accordance with the terms of the confidentiality agreement heretofore executed by the parties hereto.

6.14 Transaction Expenses of the Company.

(a) The Company shall cause its and its Subsidiaries’ professionals to render monthly invoices within 30 days after the end of each month. The Company shall advise Parent monthly of all out-of-pocket expenses which the Company and its

Subsidiaries have incurred in connection with the transactions contemplated hereby. The Company shall not, and shall cause each of its Subsidiaries not to, pay fees and expenses to its accountants or attorneys on any basis different than the basis on which such professionals would be paid in the absence of any business combination.

(b) The Company, in reasonable consultation with Parent and at Parent’s expense, shall make all arrangements with respect to the printing and mailing of the Proxy Statement.

6.15 Pre-Closing Delivery of Financial Statements. Prior to the Closing, the Company shall deliver to Parent such consolidated financial statements of the Company as Parent shall reasonably request in order to enable Parent to comply with its reporting obligations under the Exchange Act, together with an executed report of the Company’s outside auditors with respect to all such financial statements that have been audited. Such report shall be in form and substance satisfactory to the Parent. The financial statements delivered pursuant to this Section 6.16 shall be prepared in accordance with GAAP and shall conform to all provisions of the SEC’s Regulation S-X, such that such financial statements are suitable for filing by the Parent with the SEC in response to Items 2 and 7 of the SEC’s Current Report on Form 8-K. Immediately prior to the Closing, the Company shall cause its outside auditors to deliver to the Parent an executed consent, in form and substance satisfactory to the Parent and suitable for filing by the Parent with the SEC, which consent shall authorize the Parent to file with the SEC the report referred to in this Section 6.16 and all other reports delivered by the Company hereunder.

6.16 ISRA. The Company, at its sole cost and expense, shall obtain, prior to the Effective Time, either (i) a written determination (based upon an affidavit from the Company that is approved by the Parent prior to its submission to the New Jersey Department of Environmental Protection (“NJDEP”)) from the NJDEP that the transactions contemplated by, or the properties subject to, this Agreement are not subject to the requirements of ISRA, or (ii) a Remediation Agreement (in form and substance satisfactory to Parent) issued by the NJDEP pursuant to ISRA authorizing the consummation of the transactions contemplated by this Agreement prior to the issuance of any “Negative Declaration,” “No Further Action Letter” or approval of any “Remedial Action Workplan,” as such terms are defined under ISRA, or (iii) a “Negative Declaration” or approvals of any “Remedial Action Workplan” (in either case in form and substance satisfactory to the Parent) with respect to each property in New Jersey which the Company or any of its Subsidiaries owns or operates, in each case to the extent that such property renders the provisions of ISRA applicable to the transactions contemplated by this Agreement. The Company will obtain and maintain a “Remediation Funding Source” in form and amount approvable by the NJDEP as required in furtherance of the Company’s obligations under this covenant.

6.17 Post-Closing Operation of the Company Bank. After the Effective Time, the Board of Directors of the Company Bank immediately prior to the Effective Time shall continue to be the Board of Directors of the Company Bank immediately after the Effective Time, the chairman of the board of the Company Bank immediately prior to the Effective Time shall continue to be the chairman of the board of the Company Bank immediately after the Effective Time, and the chief executive officer of the Company Bank immediately prior to the

Effective Time shall continue to be the chief executive officer of the Company Bank immediately after the Effective Time. In addition, the certificate of incorporation and by-laws of Company Bank as in existence immediately prior to the Effective Time shall continue to be the certificate of incorporation and by-laws of the Company Bank immediately after the Effective Time. Subject to the next sentence, Parent, as shareholder, agrees to vote in favor of the re-election of the Directors of the Company Bank for three successive full one year terms at each of the next three annual meetings of the shareholders of the Company Bank after the Effective Time, provided that, in the event an individual Company Bank Director ceases to act as a director or as a member of any committee thereof, the obligation provided for below to maintain existing fees and benefits shall not apply to successors in such positions and after such three-year period, each Company Bank shall be subject to Parent’s mandatory retirement rules for directors and shall receive the standard fee paid to directors of subsidiary banks of Parent. It is intended that Parent will not terminate the separate corporate existence of the Company Bank as a subsidiary of Parent for a period of three years following the Effective Time (the “Transition Period”), unless required to do so by law or governmental authorities, safe and sound banking practices, or as a result of the fiduciary obligations of Parent’s Board of Directors. During the Transition Period, each non-employee member of the Board of Directors of the Company Bank shall continue to receive the same compensation for service on the Board of Directors of the Company Bank as they received prior to the Effective Time, the Chairman of the Board of the Company Bank shall continue to receive the same compensation for such service as he received prior to the Effective Time, and the Vice Chairman of the Board of the Board of the Company Bank shall continue to receive the same compensation for such service as he received prior to the Effective Time . Parent has no present intention to remove any of the Company Bank’s directors or its chairman of the board during the Transition Period, provided that the Company Bank is managed in a manner consistent with Parent’s overall business strategies, as such strategies may develop from time to time. However, nothing herein shall be construed to limit the right of Parent to remove and/or replace any or all of the officers of the Company Bank at any time following the Effective Time, to amend the certificate of incorporation and by-laws of the Company Bank at any time following the Effective Time or otherwise to exercise the rights and prerogatives of Parent as a shareholder of the Company Bank at any time following the Effective Time, except that the Parent shall not terminate the separate corporate existence of the Company Bank prior to the end of the Transition Period unless required to do so by law or governmental authorities, safe and sound banking practices or as a result of the fiduciary obligations of Parent’s Board of Directors and will not seek to remove or fail to reelect any of the Directors of the Company Bank during the Transition Period other than for cause or for conduct which harms the business, regulatory status or reputation of the Company Bank, Parent or its other Subsidiaries. For purposes hereof, “cause” shall mean a Director’s willful misconduct as a Director, breach of fiduciary duty involving personal profit, or willful violation of any law, rule or regulation (other than traffic violations or similar minor offenses). Notwithstanding anything herein to the contrary, the Company Bank Directors, in their exercise of their fiduciary duty as to the best interests of Company

Bank and Parent, may, by a majority vote of such directors, modify or waive any or all of the foregoing provisions in this Section 6.18.

6.18 Tax Treatment. Neither Parent nor the Company shall, or shall cause any of their respective Subsidiaries to, take any action inconsistent with the treatment of the Merger as a “reorganization” under Section 368(a) of the Code.

6.19 Insurance Policies. Parent shall pay the annual premiums on those certain life insurance policies payable to the Directors of the Company Bank and listed on Schedule 6.19 (the “Insurance Policies”) for a period of five (5) years from and after the Effective Time. For a period of thirty (30) days following the fifth anniversary of the Effective Date, each such Director shall have the option to purchase the policy applicable to him in exchange for payment of the then current book value of such policy. In the event a director does not exercise such option, the Company Bank shall remain the owner of the applicable Insurance Policy and may take such action, including retention of the Insurance Policy, as it deems appropriate, or surrender of the Insurance Policy in exchange for the cash surrender value thereof.

6.20 Payment of Retention Bonuses. Provided that each proposed recipient remains an employee of the Company or the Company Bank from the date hereof through the later of (a) the Effective Time or (b) a date, chosen by Parent, not to exceed the earlier of thirty days after completion of data processing conversion or six months after the Effective Time (the “Eligibility Date”) (provided that such recipient shall remain eligible if his or her employment is terminated prior thereto without cause), the Company shall pay to each individual employee listed on Section 6.20 of the Company Disclosure Schedule hereof the bonus compensation provided for such employee on such schedule on the earlier of (i) termination of such employee’s employment by Company Bank or (ii) the Eligibility Date.

6.21 Employee Severance. From and after the Effective Time, (i) Parent, Company or another subsidiary of Parent (any such parties employing employees of Company or a Company Subsidiary, the “Parent Employers”) shall: (A) satisfy the Employment Agreement, and (B) use its good faith efforts to retain each present employee of the Company and the Company Subsidiaries in such employee’s current position and salary compensation (or, if offered to, and accepted by, an employee, a position for which the employee is qualified with the Parent Employers at a compensation commensurate with the position), (ii) in the event that the Parent Employers shall continue to employ officers or employees of the Company and the Company Subsidiaries as of the Effective Time, the Parent Employers shall employ such persons on the Effective Time (other than the Contract Employee) as “at-will” employees, and (iii) in the event the Parent Employers are not willing to employ, or terminate the employment (other than for cause as defined in the Company’s severance policy) of, any officers or employees of the Company or the Company Subsidiaries (other than the Contract Employee), the Parent Employers shall pay severance benefits to such employees (other than to the Contract Employee) as follows: (A) in the event employment is terminated on or prior to the date which is one year after the Effective Date the amount provided for in the Company’s severance policy included in the

Disclosure Schedule; or (B) in the event employment is terminated thereafter, in accordance with the then existing severance policy of Parent or its successor.

ARTICLE VII. CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations Under this Agreement. The respective obligations of each party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable law, waiver at or prior to the Effective Time of the following conditions:

(a) Approval of Shareholders; SEC Registration; Blue Sky Laws. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of the Company. The S-4 shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order, and the issuance of the Parent Common Stock shall have been qualified in every state where such qualification is required under the applicable state securities laws.

(b) Regulatory Filings. All necessary approvals and consents (including without limitation any required approval of the Department of Banking and Insurance of the State of New Jersey, the FRB, the SEC and (if necessary) the Department of Environmental Protection of the State of New Jersey) of Governmental Entities required to consummate the transactions contemplated hereby shall have been obtained without the imposition of any term or condition which would, in Parent’s reasonable judgment, impair, in any material respect, the value of the Merger to Parent. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied; and all statutory waiting periods in respect thereof shall have expired.

(c) Suits and Proceedings. No order, judgment or decree shall be outstanding against a party hereto or a third party that would have the effect of preventing completion of the Merger; no suit, action or other proceeding shall be pending or threatened by any Governmental Entity seeking to restrain or prohibit the Merger; and no suit, action or other proceeding shall be pending before any court or Governmental Entity seeking to restrain or prohibit the Merger or obtain other substantial monetary or other relief against one or more parties hereto in connection with this Agreement and which Parent or the Company determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger.

(d) Tax Opinion. Parent and Company shall each have received an opinion, dated as of the Effective Time, of Barley, Snyder, Senft & Cohen, LLC, reasonably satisfactory in form and substance to the Company and its counsel and to Parent, based upon representation letters reasonably required by such counsel, dated on or about the date of such opinion, and such other facts, representations and customary limitations as such counsel may reasonably deem relevant, to the effect that: (i) the

Merger will be treated for federal income Tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code; (ii) no gain or loss shall be recognized upon the exchange of Company Common Stock solely for Parent Common Stock; (iii) with respect to cash received in exchange for Company Common Stock, gain, if any, realized by the recipient on the exchange shall be recognized, but in an amount not in excess of the amount of such cash; (iv) with respect to Parent Common Stock received in exchange for Company Common Stock which was held as a capital asset on the date of the exchange, such gain shall be treated as capital gain (long-term or short-term, depending on the shareholders’ respective holding periods for their Company Common Stock), except in the case of any such shareholder as to which the exchange has the effect of a dividend within the meaning of Section 356(a)(2) of the Code; (v) the basis of any Parent Common Stock received in exchange for Company Common Stock shall equal the basis of the recipient’s Company Common Stock surrendered on the exchange, reduced by the amount of cash received on the exchange, and increased by the amount of the gain recognized, if any, on the exchange (whether characterized as dividend or capital gain income); and (vi) the holding period for any Parent Common Stock received in exchange for Company Common Stock will include the period during which the Company Common Stock surrendered on the exchange was held, provided such stock was held as a capital asset on the date of the exchange. In connection therewith, each of Parent and the Company shall deliver to Barley, Snyder, Senft & Cohen, LLC representation letters, in each case in form and substance reasonably satisfactory to Barley, Snyder, Senft & Cohen, LLC .

(e) Listing of Shares. The shares of Parent Common Stock which shall be issued to the shareholders of the Company upon consummation of the Merger shall have been authorized for listing for quotation on the NASDAQ, subject to official notice of issuance.

7.2 Conditions to the Obligations of Parent Under this Agreement. The obligations of Parent under this Agreement shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties; Performance of Obligations of the Company. Except for those representations and warranties which are made as of a particular date, the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (except with respect to those representations and warranties which are qualified as to materiality, which shall be true in all respects) on the Closing Date as though made on and as of the Closing Date. The representations and warranties of the Company contained in this Agreement which are made as of a particular date shall be true and correct in all material respects (except with respect to those representations and warranties which are qualified as to materiality, which shall be true in all respects) as of such date. The Company shall have performed in all material respects the agreements, covenants and obligations to be performed by it prior to the Closing Date.

(b) Certificates. The Company shall have furnished Parent with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 7.2 as Parent may reasonably request.

(c) Accountant’s Letter. If requested by Parent, the Company shall have caused to be delivered to the Parent “cold comfort” letters or letters of procedures from the Company’s independent certified public accountants, dated (i) the date of the mailing of the Proxy Statement to the Company’s shareholders and (ii) a date not earlier than five business days preceding the date of the Closing and addressed to the Parent, concerning such matters as are customarily covered in transactions of the type contemplated hereby;

(d) Third Party Consents. All consents, waivers and approvals of any third parties (other than Governmental Entities) which are necessary to permit the consummation of the Merger and the other transactions contemplated hereby shall have been obtained or made except for those the failure to obtain would not have a Material Adverse Effect (i) on the Company and its Subsidiaries taken as a whole or (ii) on the Parent and its Subsidiaries taken as a whole. None of the approvals or waivers referred to in this Section 7.2(d) shall contain any term or condition which would have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger.

(e) Opinion of Counsel for the Company. Parent shall have received an opinion, dated the Effective Time, from Windels, Marx, Lane & Mittendorf, LLP, special counsel to the Company, in substantially the form of Exhibit E hereto. In rendering any such opinion, such special counsel may require and, to the extent they deem necessary or appropriate may rely upon, opinions of other counsel and upon representations made in certificates of officers of the Company, Parent, affiliates of the foregoing, and others.

(f) Affiliate Agreements. Shareholders of the Company who are or will be affiliates of the Company or Parent for the purposes of the 1933 Act shall have entered into agreements with Parent, in form and substance satisfactory to Parent, reasonably necessary to assure compliance with Rule 145 under the 1933 Act.

(g) Stock Options. As may be required by Section 1.6 herein, all holders of Stock Options who have not exercised such options shall have delivered documentation reasonably satisfactory to Parent with respect to the assumption by Parent of the Company Options as set forth in Section 1.6.

(h) No Material Adverse Change. Parent (together with its accountants, if the advice of such accountants is deemed necessary or desirable by Parent) shall have established to its reasonable satisfaction that, since the date of this Agreement, there shall not have been any material and adverse change in the condition (financial or otherwise), assets, liabilities, business, results of operations or future prospects of the Company and the Company Subsidiaries on a consolidated basis taken as a whole. In particular, without limiting the generality of the foregoing sentence, the financial statements of the

Company shall indicate that the consolidated financial condition, assets, liabilities and results of operations of Company as of the respective dates reported therein do not vary adversely in any material respect from the consolidated financial condition, assets, liabilities and results of operations presented in the Company Financial Statements. For purposes of this Section 7.2(h), a material and adverse change shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a Material Adverse Effect on (i) the financial position, business, results of operations or future prospects of the Company or (ii) the ability of the Company to perform its obligations under this Agreement.

(i) Employment Agreement. The Employment Agreement shall remain in full force and effect.

7.3 Conditions to Obligations of the Company Under this Agreement. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties; Performance of Obligations of Parent. Except for those representations and warranties which are made as of a particular date, the representations and warranties of Parent contained in this Agreement shall be true and correct in all material respects (except with respect to those representations and warranties which are qualified as to materiality, which shall be true in all respects) on the Closing Date as though made on and as of the Closing Date. The representations and warranties of Parent contained in this Agreement which are made as of a particular date shall be true and correct in all material respects (except with respect to those representations and warranties which are qualified as to materiality, which shall be true in all respects) as of such date. Parent shall have performed in all material respects the agreements, covenants and obligations to be performed by it prior to the Closing Date.

(b) Certificates. Parent shall have furnished the Company with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 7.3 as the Company may reasonably request.

(c) Opinion of Counsel for Parent. The Company shall have received an opinion from Barley, Snyder, Senft & Cohen, LLC, counsel to Parent, dated the Effective Time, in substantially the form of Exhibit F hereto. In rendering any such opinion, such counsel may require and, to the extent they deem necessary or appropriate may rely upon, opinions of other counsel and upon representations made in certificates of officers of Parent, the Company, affiliates of the foregoing, and others.

(d) Parent Options. Parent Stock Options shall have been substituted for the Stock Options which have not been exercised pursuant to Section 1.6 herein. Agreements evidencing the assumption of the Company Options pursuant to Section 1.6 shall have been delivered.

(e) No Material Adverse Change. The Company (together with its accountants, if the advice of such accountants is deemed necessary or desirable by the Company) shall have established to its reasonable satisfaction that, since the date of this Agreement, there shall not have been any material and adverse change in the condition (financial or otherwise), assets, liabilities, business, or results of operations or future prospects of Parent. In particular, without limiting the generality of the foregoing sentence, the financial statements of Parent shall indicate that the consolidated financial condition, assets, liabilities and results of operations of Parent as of the respective dates reported therein do not vary adversely in any material respect from the consolidated financial condition, assets, liabilities and results of operations presented in the Parent Financial Statements. For purposes of this Section 7.3(e), a material and adverse change shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a Material Adverse Effect on (i) the financial position, business, results of operations or future prospects of Parent or (ii) the ability of Parent to perform its obligations under this Agreement.

(f) Fairness Opinion. The Company shall have obtained from Advest, Inc. or from another independent financial advisor selected by the Board of Directors of the Company, an opinion dated within five (5) days of the Proxy Statement to be furnished to the Board of Directors of the Company stating that the Conversion Ratio contemplated by this Agreement is fair to the shareholders of the Company from a financial point of view.

ARTICLE VIII. TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

(a) by mutual consent of the Company and Parent;

(b) by either Parent or the Company upon written notice to the other party (i) 60 days after the date on which any request or application for a required regulatory approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c) by either Parent or the Company, if the Merger shall not have been consummated on or before April 15, 2005 (the “Cut-off Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or the Company if the approval of the shareholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party (determined as of the date hereof or, in the case of representations and warranties made as of a particular date, as of the date as of which such representation or warranty is made), which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under the standards set forth in Section 7.2(a) (in the case of a breach of representation or warranty by the Company) or the standards set forth in Section 7.3(a) (in the case of a breach of representation or warranty by Parent);

(f) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party hereto, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;

(g) by Parent, if by Parent’s Board of Directors makes an election provided for in Section 5.3(e)(i) herein;

(h) by the Company, if the Company’s Board of Directors makes an election provided for in, and subject to the conditions of, Section 5.3(e)(ii) herein;

(i) by Parent if the conditions set forth in Sections 7.1 and 7.2 are not satisfied and are not capable of being satisfied by the Cut-off Date;

(j) by the Company if the conditions set forth in Sections 7.1 and 7.3 are not satisfied and are not capable of being satisfied by the Cut-off Date; or

(A) (k)Subject to the provisions of subparagraph (B) below, the Company shall have the right to terminate this Agreement, through a resolution adopted by its Board of Directors, if the Closing Market Price is less than both (I) $18.00 (the “Floor

Price”) and (II) the amount per share equal to (x) the Starting Price multiplied by (y) .80 multiplied by (z) the quotient of the Average NASDAQ Bank Index for the Price Determination Period (the numerator) over the NASDAQ Bank Index on the Pre-Announcement Date (the denominator).

(B) In the event the conditions in (A) above allowing the Company to terminate the Agreement are satisfied and the Company makes such election, Parent, through a resolution adopted by its Board of Directors, shall have the option to cause the Company to amend this Agreement (and, upon such amendment, the Company shall not have the right to terminate this Agreement) to increase the Exchange Ratio to a level, calculated to four decimal places, equal to the Conversion Ratio multiplied by the quotient of the Floor Price (the numerator) over the Closing Market Price (the denominator). For example, if the Closing Market Price is $17.00 and the Floor Price is $18.00, Parent would have the option to increase the Exchange Ratio to 1.4294 (1.35 x 18.00/$17.00) in lieu of terminating this Agreement.

(ii) For purposes of this Section 8.1(d),(A) “Pre-Announcement Date” shall mean June 10, 2004, i.e., the trading day immediately preceding the date of this Agreement, and (B) “Starting Price” shall mean $20.22, i.e., the last sale price for Parent Common Stock on the Pre-Announcement Date as reported on NASDAQ.

(iii) The Starting Price, the Closing Market Price, the Floor Price and the other amounts above shall be appropriately adjusted for an event described in Section 1.4(d) herein.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except that (i) Sections 8.1, 8.2, 8.5 and Article IX shall survive any termination of this Agreement and (ii) subject to Section 8.2(b), in the event that such termination is effected pursuant to Sections 8.1(e) or 8.1(f), the non-defaulting party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the defaulting party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting party in connection herewith or in the enforcement of its rights hereunder.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company’s shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX. GENERAL PROVISIONS

9.1 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 14, 2004. A matter shall be deemed to be within the “knowledge” of an entity if such matter is within the actual knowledge of any person who is as of the date hereof, or who becomes between the date hereof and the Closing, an executive officer of such entity. No provision of this Agreement shall be construed to require the Company, Parent or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law, rule or regulation.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. Except as otherwise provided in Section 8.5, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, to:

Fulton Financial Corporation

One Penn Square

Lancaster, PA 17604

Attn: Rufus A. Fulton

Chairman and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Barley, Snyder, Senft & Cohen, LLC

126 East King Street

Lancaster, PA 17602

Attn: Paul G. Mattaini, Esquire

and

(b) if to the Company, to:

First Washington FinancialCorp

Route 130 and Main Street

Windsor, New Jersey 08561

Attn: C. Herbert Schneider, President

with a copy (which shall not constitute notice) to:

Windels, Marx, Lane & Mittendorf, LLP

120 Albany Street

New Brunswick, New Jersey 08901

Attn: Robert Schwartz, Esq.

9.5 Counterparts; Facsimile. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by both of the parties and delivered to both of the parties, it being understood that all parties need not sign the same counterpart. Execution and delivery of this Agreement or any agreement contemplated hereby by facsimile transmission shall constitute execution and delivery of this Agreement or such agreement for all purposes, with the same force and effect as execution and delivery of an original manually signed copy hereof.

9.6 Entire Agreement. This Agreement (including the documents, the disclosure schedules and the instruments referred to herein), together with the Confidentiality Agreement, the Warrant Agreement and the Warrant constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law.

9.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.9 Publicity. Except as otherwise required by law or the rules of NASDAQ, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

9.10 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.11 Definitions.

(a) For purposes of this Agreement, the following terms shall have the following meanings:

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bank” means First Washington Bank, a Subsidiary of the Company.

“Person” or “person”, except where the context clearly indicates a reference solely to an individual, means an individual, corporation, partnership, limited liability company, trust, association, Governmental Entity or other entity.

“Subsidiary”, when used with respect to any party, means any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

(b) The following terms are defined in the following sections of this Agreement:

Accounting Firm	3.6(a)
Acquisition Proposal	5.3(f)
Advisory Firm	3.7
Aggregate Merger Consideration	1.4(c)
Aggregate Merger Consideration	1.4(c)
Agreement	Lead-in
Articles of Merger	1.2
BCA	1.1
BCL	1.1
BHCA	3.1(a)
Blue Sky	6.1(a)
Ceiling Price	8.1(k)(ii)
CERCLA	3.17(d)
Certificate of Merger	1.2
Certificates	1.4(c)
Claim	6.7
Claims	6.7
Classified	3.20(b)
Closing	1.2
Closing Date	1.2
Closing Market Price	2.2(e)
Closing Notice	1.2
Company	Lead-in
Company Bank Shares	3.2(b)
Company Benefit Plans	3.11(a)
Company Common Stock	1.4(a)
Company Contract	3.14(h)
Company Disclosure Schedule	Article III - Lead-in
Company Financial Statements	3.6(a)
Company Pension Plans	3.11(a)
Company Regulatory Agencies	3.5
Company SEC Reports	3.24
Company Shareholders’ Meeting	6.3
Company Stock Option	1.6
Company Stock Option Plan	1.6
Company Welfare Plans	3.11(a)
Concerned Loans	3.20(b)
Constituent Corporations	Lead-in
Contract Employee	3.14(h)
Covered Person	3.19
CRA	3.13(b)
Credit Risk Assets	3.20(b)
Criticized	3.20(b)
Cut-off Date	8.1(c)
Derivatives Contract	3.22(b)

Determination Date	1.2
Doubtful	3.20(b)
DPC Shares	1.4(b)
Effective Time	1.2
Eligibility Date	6.20
Employment Agreement	3.14(h)
Environmental Laws	3.17(d)
Environmental Matters	3.17(d)
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	3.6(c)
Exchange Agent	1.5
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIC	3.1(b)
Floor Price	8.1(k)(i)(A)
FRB	3.4
GAAP	3.1(a)
Governmental Entity	3.4
Hazardous Materials	3.17(d)
Indemnitees	6.7(a)
Insurance Policies	6.17
Interested stockholder	4.12(b)
IRS	3.4
Knowledge	9.1
Loan	3.20(a)
Loan Property	3.17(d)
Loans	3.20(b)
Loss	3.20(b)
Material Adverse Effect	3.1(a)
Merger	Recitals A
Merger Consideration	1.4(c)
NASDAQ	2.2(e)
Negative Declaration	6.16
NJDEP	6.16
No Further Action Letter	6.16
OCC	4.5
Old Stock Options	1.6
Option Grant Agreement	1.6
Other Loans Specially Mentioned	3.20(b)
Other Real Estate Owned	3.20(b)
Parent	Lead-in
Parent Common Stock	1.4(a)
Parent Disclosure Schedule	Article IV - Lead-in
Parent Employers	6.21(a)

Parent Financial Statements	4.6
Parent Preferred Stock	4.2(a)
Parent Reports	4.7
Parent Rights	4.2(a)
Parent’s Regulatory Agencies	4.5
Parent Stock Option	1.6
Participation Facility	3.17(d)
PBGC	3.4
Per Share Stock Consideration	1.4(a)(i)
Pre-Announcement Date	8.1(k)(iii)
Price Determination Period	2.2(e)
Proxy Statement	3.4
RCRA	3.17(d)
Regulatory Agreement	3.15
Remedial Action Workplan	6.19
Remediation Funding Source	6.19
S-4	3.4
SEC	3.4
Securities Act	4.7
Special Mention	3.20(b)
Spill Act	3.17(d)
Starting Date	8.1(k)(iii)
Stock Option	1.6
Stock Options	1.6
Substandard	3.20(b)
Superior Proposal	5.3
Surviving Corporation	1.1
Taxes	3.10(d)
Tax Returns	3.10(d)
Transition Period	6.17
Trust Account Shares	1.4(b)
Watch List	3.20(b)
Voting Agreement	Recitals
Warrant	Recitals
Warrant Agreement	Recitals

9.12 Legal Proceedings; Specific Performance; No Jury Trial.

(a) The parties hereto hereby irrevocably submit to the jurisdiction of the courts of the Commonwealth of Pennsylvania and the Federal courts of the United States of America located in the Commonwealth of Pennsylvania solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Pennsylvania State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.4 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof.

(b) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of New Jersey or in New Jersey state court, this being in addition to any other remedy to which they are entitled at law or in equity.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Signature Page Follows

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FULTON FINANCIAL CORPORATION

By	/s/ R. Scott Smith,Jr.
Name:	R. Scott Smith, Jr.
Title:	President & COO

FIRST WASHINGTON FINANCIALCORP

By	/s/ C. Herbert Schneider
Name:	C. Herbert Schneider
Title:	President & CEO

Exhibit “B”

Warrant Agreement

and

Warrant

WARRANT AGREEMENT

THIS WARRANT AGREEMENT is made as of June 15, 2004 by and between Fulton Financial Corporation, a Pennsylvania corporation (“Fulton”) and First Washington FinancialCorp, a New Jersey corporation (“First Washington”).

W I T N E S S E T H:

WHEREAS, Fulton and First Washington have entered into an Agreement and Plan of Merger dated June 14, 2004 (the “Merger Agreement”); and

WHEREAS, in connection with Fulton’s entry into the Merger Agreement and in consideration of such entry, First Washington has agreed to issue to Fulton, on the terms and conditions set forth herein, a warrant entitling Fulton to purchase up to an aggregate of 850,000 shares of First Washington’s common stock, no par value (the “Common Stock”);

NOW, THEREFORE, in consideration of the execution of the Merger Agreement and the premises herein contained, and intending to be legally bound, Fulton and First Washington agree as follows:

1. Issuance of Warrant. Concurrently with the execution this Agreement, First Washington shall issue to Fulton a warrant in the form attached as Exhibit A hereto (the “Warrant”, which term as used herein shall include any warrant or warrants issued upon transfer or exchange of the original Warrant) to purchase up to 850,000 shares of Common Stock, subject to adjustment as provided in this Agreement and in the Warrant. The Warrant shall be exercisable at a purchase price of $21.00 per share, subject to adjustment as provided in the Warrant (the “Exercise Price”). So long as the Warrant is outstanding and unexercised, First Washington shall at all times maintain and reserve, free from preemptive rights, such number of authorized but unissued shares of Common Stock as may be necessary so that the Warrant may be exercised, without any additional authorization of Common Stock, after giving effect to all other options, warrants, convertible securities and other rights to acquire shares of Common Stock. First Washington represents and warrants that it has duly authorized the execution and delivery of the Warrant and this Agreement and the issuance of Common Stock upon exercise of the Warrant. First Washington covenants that the shares of Common Stock issuable upon exercise of the Warrant shall be, when so issued, duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights. The Warrant and the shares of Common Stock to be issued upon exercise of the Warrant are hereinafter collectively referred to, from time to time, as the “Securities.” So long as the Warrant is owned by Fulton, the Warrant will in no event be exercised for more than that number of shares of Common Stock equal to 850,000 (subject to adjustment as provided in the Warrant) less the number of shares of Common Stock at the time owned by Fulton.

2. Assignment, Transfer, or Exercise of Warrant. Fulton will not sell, assign, transfer or exercise the Warrant, in whole or in part, without the prior written consent of First Washington except upon or after the occurrence of any of the following: (i) a breach of any representation, warranty, or covenant set forth in the Merger Agreement by First Washington which would permit a termination of the Merger Agreement by Fulton pursuant to Section 8.1(e) thereof following: (A) the occurrence of an event described in subparagraphs (iii) or (iv) below or (B) an offer or filing described in subparagraph (v) below; (ii) the failure of First Washington’s shareholders to approve the Merger Agreement at a meeting called for such purpose if at the time of such meeting there has been an announcement by any Person (other than Fulton) of an offer or proposal to acquire 25% or more of the Common Stock (before giving effect to any exercise of the Warrant), or to acquire, merge or consolidate with First Washington, or to purchase all or substantially all of First Washington’s assets (including, without limitation, any shares of any subsidiary of First Washington or all or substantially all of any such subsidiary’s assets) and, within ten business days after such announcement, the Board of Directors of First Washington either fails to recommend against acceptance of such offer by First Washington’s shareholders or takes no position with respect thereto; (iii) the acquisition by any Person of Beneficial Ownership of 25% or more of the Common Stock (before giving effect to any exercise of the Warrant); (iv) any Person (other than Fulton) shall have commenced a tender or exchange offer, or shall have filed an application with an appropriate bank regulatory authority with respect to a publicly announced offer, to purchase or acquire securities of First Washington such that, upon consummation of such offer, such Person would have Beneficial Ownership of 25% or more of the Common Stock (before giving effect to any exercise of the Warrant) and, within 12 months from such offer or filing, such person consummates an acquisition described in subparagraph (iii) above; (v) First Washington shall have entered into an agreement, letter of intent, or other understanding with any Person (other than Fulton) providing for such Person (A) to acquire, merge, consolidate or enter into a statutory share exchange with First Washington or to purchase all or substantially all of First Washington’s assets (including without limitation any shares of any subsidiary of First Washington or all or substantially all of any such subsidiary’s assets), or (B) to negotiate with First Washington with respect to any of the events or transactions mentioned in the preceding clause (A); or (vi) termination, or attempted termination, of the Merger Agreement by First Washington under Section 8.1(h) of the Merger Agreement. As used in this Paragraph 2, the terms “Beneficial Ownership” and “Person” shall have the respective meanings set forth in Paragraph 7(f). The Warrant shall terminate in accordance with its terms.

3. Registration Rights. If, at any time within two years after the Warrant may be exercised or sold, First Washington shall receive a written request therefor from Fulton, First Washington shall prepare and file a shelf registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), covering the Warrant (provided that no such registration shall be required with respect to the Warrant following the termination of the Warrant in accordance with its terms) and/or the Common Stock issued or issuable upon exercise of the Warrant (the “Securities”), and shall use its best efforts to cause the Registration Statement to become effective and remain current for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to affect such sale or other disposition. Without the prior written consent of Fulton, neither First Washington nor any other holder of securities of First Washington may include such securities in the Registration Statement.

4. Duties of First Washington upon Registration. If and whenever First Washington is required by the provisions of Paragraph 3 of this Agreement to effect the registration of any of the Securities under the Securities Act, First Washington shall:

(a) prepare and file with the Securities and Exchange Commission (the “SEC”) such amendments to the Registration Statement and supplements to the prospectus contained therein as may be necessary to keep the Registration Statement effective and current;

(b) furnish to Fulton and to the underwriters of the Securities being registered such reasonable number of copies of the Registration Statement, the preliminary prospectus and final prospectus contained therein, and such other documents as Fulton or such underwriters may reasonably request in order to facilitate the public offering of the Securities;

(c) use its best efforts to register or qualify the Securities covered by the Registration Statement under the state securities or blue sky laws of such jurisdictions as Fulton or such underwriters may reasonably request;

(d) notify Fulton, promptly after First Washington shall receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment to any prospectus forming a part of the Registration Statement has been filed;

(e) notify Fulton promptly of any request by the SEC for the amending or supplementing of the Registration Statement or the prospectus contained therein, or for additional information;

(f) prepare and file with the SEC, promptly upon the request of Fulton, any amendments or supplements to the Registration Statement or the prospectus contained therein which, in the opinion of counsel for Fulton, are required under the Securities Act or the rules and regulations promulgated by the SEC thereunder in connection with the public offering of the Securities;

(g) prepare and promptly file with the SEC such amendments of or supplements to the Registration Statement or the prospectus contained therein as may be necessary to correct any statements or omissions if, at the time when a prospectus relating to such Securities is required to be delivered under the Securities Act, any event shall have occurred as the result of which such prospectus as then in effect would include an untrue statement of a material fact or would omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(h) advise Fulton, promptly after First Washington shall receive notice or obtain knowledge of the issuance of any stop order by the SEC suspending the effectiveness of the Registration Statement, or the initiation or threatening of any proceeding for that purpose, and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and

(i) at the request of Fulton, furnish on the date or dates provided for in the underwriting agreement: (i) an opinion or opinions of counsel for First Washington for the purposes of such registration, addressed to the underwriters and to Fulton, covering such matters as such underwriters and Fulton may reasonably request and as are customarily covered by issuer’s counsel at that time; and (ii) a letter or letters from the independent accountants for First Washington, addressed to the underwriters and to Fulton, covering such matters as such underwriters or Fulton may reasonably request, in which letters such accountants shall state (without limiting the generality of the foregoing) that they are independent accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements and other financial data of First Washington included in the Registration Statement or any amendment or supplement thereto comply in all material respects with the applicable accounting requirements of the Securities Act.

5. Expenses of Registration. With respect to the registration requested pursuant to Paragraph 3 of this Agreement, (a) First Washington shall bear all registration, filing and NASD fees, printing and engraving expenses, fees and disbursements of its counsel and accountants and all legal fees and disbursements and other expenses of First Washington to comply with state securities or blue sky laws of any jurisdictions in which the Securities to be offered are to be registered or qualified; and (b) Fulton shall bear all fees and disbursements of its counsel and accountants, underwriting discounts and commissions, transfer taxes for Fulton and any other expenses incurred by Fulton.

6. Indemnification. In connection with any Registration Statement or any amendment or supplement thereto:

(a) First Washington shall indemnify and hold harmless Fulton, any underwriter (as defined in the Securities Act) for Fulton, and each person, if any, who controls Fulton or such underwriter (within the meaning of the Securities Act) from and against any and all loss, damage, liability, cost or expense to which Fulton or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such loss, damage, liability, cost or expense arises out of or is caused by any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any prospectus or preliminary prospectus contained therein or any amendment or supplement thereto, or arises out of or is based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that First Washington will not be liable in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by Fulton, such underwriter or such controlling person in writing specifically for use in the preparation thereof.

(b) Fulton shall indemnify and hold harmless First Washington, any underwriter (as defined in the Securities Act), and each person, if any, who controls First Washington or such underwriter (within the meaning of the Securities Act) from and against any and all loss, damage, liability, cost or expense to which First Washington or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such loss, damage, liability, cost or expense arises out of or is caused by any untrue or alleged untrue statement of any material fact contained in the Registration Statement, any prospectus or preliminary prospectus contained therein or any amendment or supplement thereto, or arises out of or is based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in conformity with written information furnished by Fulton specifically for use in the preparation thereof.

(c) Promptly after receipt by any party which is entitled to be indemnified, pursuant to the provisions of subparagraph (a) or (b) of this Paragraph 6, of any claim in writing or of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party pursuant to the provisions of subparagraph (a) or (b) of this Paragraph 6, promptly notify the indemnifying party of the receipt of such claim or notice of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may otherwise have to any indemnified party hereunder. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party; provided, however, that if the defendants in any action include both the indemnified party or parties and the indemnifying party and there is a conflict of interest which would prevent counsel for the indemnifying party from also representing any indemnified party, such indemnified party shall have the right to select separate counsel to participate in the defense of such indemnified party. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party, pursuant to the provisions of subparagraph (a) or (b) of this Paragraph 6, for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof, other than reasonable costs of investigation, unless (i) such indemnified party shall have employed separate counsel in accordance with the provisions of the preceding sentence, (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party.

(d) If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, any party entitled to indemnification by the terms thereof shall be entitled to obtain contribution with respect to its liabilities and expenses, except to the extent that contribution is not permitted under Section 11(f) of the Securities Act. In determining the amount of contribution to which the respective parties are entitled there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and/or prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. Fulton and First Washington agree that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocation even if the underwriters and Fulton as a group were considered a single entity for such purpose.

7. Redemption and Repurchase Rights.

(a) From and after the date on which any event described in Paragraph 2 of this Agreement occurs, the Holder as defined in the Warrant (which shall include a former Holder), who has exercised the Warrant in whole or in part shall have the right to require First Washington to redeem some or all of the shares of Common Stock for which the Warrant was exercised at a redemption price per share (the “Redemption Price”) equal to the highest of: (i) 110% of the Exercise Price, (ii) the highest price paid or agreed to be paid for any share of Common Stock by an Acquiring Person (as defined below) during the one year period immediately preceding the date of redemption, and (iii) in the event of a sale of all or substantially all of First Washington’s assets or all or substantially all of a subsidiary of Fulton’s assets: (x) the sum of the price paid in such sale for such assets and the current market value of the remaining assets of First Washington as determined by a recognized investment banking firm selected by such Holder, divided by (y) the number of shares of Common Stock then outstanding. If the price paid consists in whole or in part of securities or assets other than cash, the value of such securities or assets shall be their then current market value as determined by a recognized investment banking firm selected by the Holder and reasonably acceptable to First Washington.

(b) From and after the date on which any event described in Paragraph 2 of this Agreement occurs, the Holder as defined in the Warrant (which shall include a former Holder), shall have the right to require First Washington to repurchase all or any portion of the Warrant at a price (the “Warrant Repurchase Price”) equal to the product obtained by multiplying: (i) the number of shares of Common Stock represented by the portion of the Warrant that the Holder is requiring First Washington to repurchase, times (ii) the excess of the Redemption Price over the Exercise Price.

(c) The Holder’s right, pursuant to this Paragraph 7, to require First Washington to repurchase a portion or all of the Warrant, and/or to require First Washington to redeem some or all of the shares of Common Stock for which the Warrant was exercised, shall expire on the close of business on the 60th day following the occurrence of any event described in Paragraph 2.

(d) The Holder may exercise its right, pursuant to this Paragraph 7, to require First Washington to repurchase all or a portion of the Warrant, and/or to require First Washington to redeem some or all of the shares of Common Stock for which the Warrant was exercised, by surrendering for such purpose to First Washington, at its principal office within the time period specified in the preceding subparagraph, the Warrant and/or a certificate or certificates representing the number of shares to be redeemed accompanied by a written notice stating that it elects to require First Washington to repurchase the Warrant or a portion thereof and/or to redeem all or a specified number of such shares in accordance with the provisions of this Paragraph 7. As promptly as practicable, and in any event within five business days after the surrender of the Warrant and/or such certificates and the receipt of such notice relating thereto, First Washington shall deliver or cause to be delivered to the Holder: (i) the applicable Redemption Price (in immediately available funds) for the shares of Common Stock which it is not then prohibited under applicable law or regulation from redeeming, and/or (ii) the applicable Warrant Repurchase Price, and/or (iii) if the Holder has given First Washington notice that less than the whole Warrant is to be repurchased and/or less than the full number of shares of Common Stock evidenced by the surrendered certificate or certificates are to be redeemed, a new certificate or certificates, of like tenor, for the number of shares of Common Stock evidenced by such surrendered certificate or certificates less the number shares of Common Stock redeemed and/or a new Warrant reflecting the fact that only a portion of the Warrant was repurchased.

(e) To the extent that First Washington is prohibited under applicable law or regulation, or as a result of administrative or judicial action, from repurchasing the Warrant and/or redeeming the Common Stock as to which the Holder has given notice of repurchase and/or redemption, First Washington shall immediately so notify the Holder and thereafter deliver or cause to be delivered, from time to time to the Holder, the portion of the Warrant Repurchase Price and/or the Redemption Price which it is no longer prohibited from delivering, within five business days after the date on which First Washington is no longer so prohibited; provided, however, that to the extent that First Washington is at the time and after the expiration of 25 months, so prohibited from delivering the Warrant Repurchase Price and/or the Redemption Price, in full (and First Washington hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals as promptly as practicable), First Washington shall deliver to the Holder a new Warrant (expiring one year after delivery) evidencing the right of the Holder to purchase that number of shares of Common Stock representing the portion of the Warrant which First Washington is then so prohibited from repurchasing, and/or First Washington shall deliver to the Holder a certificate for the shares of Common Stock which First Washington is then so prohibited from redeeming, and First Washington shall have no further obligation to repurchase such new Warrant or redeem such Common Stock; and provided further, that upon receipt of such notice and until five days thereafter the Holder may revoke its notice of repurchase of the Warrant and/or redemption of Common Stock by written notice to First Washington at its principal office stating that the Holder elects to revoke its election to exercise its right to require First Washington to repurchase the Warrant and/or redeem the Common Stock, whereupon First Washington will promptly redeliver to the Holder the Warrant and/or the certificates representing shares of Common

Stock surrendered to First Washington for purposes of such repurchase and/or redemption, and First Washington shall have no further obligation to repurchase such Warrant and/or redeem such Common Stock.

(f) As used in this Agreement the following terms have the meanings indicated:

(1) “Acquiring Person” shall mean any “Person” (hereinafter defined) who or which is the “Beneficial Owner” (hereinafter defined) of 25% or more of the Common Stock;

(2) A “Person” shall mean any individual, firm, corporation or other entity and shall also include any syndicate or group deemed to be a “Person” by operation of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended;

(3) A Person shall be a “Beneficial Owner”, and shall have “Beneficial Ownership,” of all securities:

(i) which such Person or any of its Affiliates (as hereinafter defined) beneficially owns, directly or indirectly; and

(ii) which such Person or any of its Affiliates or Associates has (1) the right to acquire (whether such right is exercisable immediately or only after the passage of time or otherwise) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (2) the right to vote pursuant to any proxy, power of attorney, voting trust, agreement, arrangement or understanding; and

(4) “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the regulations promulgated by the SEC under the Securities and Exchange Act of 1934, as amended.

8. Remedies. Without limiting the foregoing or any remedies available to Fulton, it is specifically acknowledged that Fulton would not have an adequate remedy at law for any breach of this Warrant Agreement and shall be entitled to specific performance of First Washington’s obligations under, and injunctive relief against any actual or threatened violation of the obligations of any Person subject to, this Agreement.

9. Miscellaneous.

(a) The representations, warranties, and covenants of First Washington set forth in the Merger Agreement are hereby incorporated by reference in and made a part of this Agreement, as if set forth in full herein.

(b) This Agreement, the Warrant and the Merger Agreement set forth the entire understanding and agreement of the parties hereto and supersede any and all prior agreements, arrangements and understandings, whether written or oral, relating to the subject matter hereof and thereof. No amendment, supplement, modification, waiver, or termination of this Agreement shall be valid and binding unless executed in writing by both parties.

(c) This Agreement shall be deemed to have been made in, and shall be governed by and interpreted in accordance with the substantive laws of, the Commonwealth of Pennsylvania.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their duly authorized officers as of the day and year first above written.

FULTON FINANCIAL CORPORATION

By:	/s/ Rufus A. Fulton, Jr.
Rufus A. Fulton, Jr., President and Chief Executive Officer

Attest:	/s/ George R. Barr
George R. Barr, Secretary

FIRST WASHINGTON FINANCIALCORP

By:	/s/ C. Herbert Schneider

Attest:	/s/ Nora Rauscher

WARRANT

to Purchase up to 850,000 Shares of the

Common Stock, No Par Value,

of

FIRST WASHINGTON FINANCIALCORP.

This is to certify that, for value received, Fulton Financial Corporation (“Fulton”) or any permitted transferee (Fulton or such transferee being hereinafter called the “Holder”) is entitled to purchase, subject to the provisions of this Warrant, from First Washington FinancialCorp, a New Jersey corporation (“First Washington”), at any time on or after the date hereof, an aggregate of up to 850,000 fully paid and non-assessable shares of common stock, no par value (the “Common Stock”), of First Washington at a price per share equal to $21.00, subject to adjustment as herein provided (the “Exercise Price”).

1. Exercise of Warrant. Subject to the provisions hereof and the limitations set forth in Paragraph 2 of a Warrant Agreement of even date herewith by and between Fulton and First Washington (the “Warrant Agreement”), which Warrant Agreement was entered pursuant to an Agreement and Plan of Merger dated June 14, 2004 between Fulton and First Washington (the “Merger Agreement”), this Warrant may be exercised in whole or in part or sold, assigned or transferred at any time or from time to time on or after the date hereof. This Warrant shall be exercised by presentation and surrender hereof to First Washington at the principal office of First Washington, accompanied by (i) a written notice of exercise, (ii) payment to First Washington, for the account of First Washington, of the Exercise Price for the number of shares of Common Stock specified in such notice, and (iii) a certificate of the Holder specifying the event or events which have occurred and entitle the Holder to exercise this Warrant. The Exercise Price for the number of shares of Common Stock specified in the notice shall be payable in immediately available funds.

Upon such presentation and surrender, First Washington shall issue promptly (and within one business day if requested by the Holder) to the Holder or its assignee, transferee or designee the number of shares of Common Stock to which the Holder is entitled hereunder. First Washington covenants and warrants that such shares of Common Stock, when so issued, will be duly authorized, validly issued, fully paid and non-assessable, and free and clear of all liens and encumbrances.

If this Warrant should be exercised in part only, First Washington shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares of Common Stock issuable hereunder. Upon receipt by First Washington of this Warrant, in proper form for exercise, and subject to the limitations set forth in paragraph 2 of the Warrant Agreement, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of First Washington may then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. First Washington shall pay all expenses, and any and all United States federal, state and local taxes and other charges, that may be payable in connection with the preparation, issue and delivery of stock certificates pursuant to this Paragraph 1 in the name of the Holder or its assignee, transferee or designee.

2. Reservation of Shares; Preservation of Rights of Holder.

First Washington shall at all times while this Warrant is outstanding and unexercised, maintain and reserve, free from preemptive rights, such number of authorized but unissued shares of Common Stock as may be necessary so that this Warrant may be exercised without any additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to acquire shares of Common Stock at the time outstanding. First Washington further agrees that (i) it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act or omission, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder or under the Warrant Agreement by First Washington, (ii) it will promptly take all action (including (A) complying with all pre-merger notification, reporting and waiting period requirements specified in 15 U.S.C. §18a and the regulations promulgated thereunder and (B) in the event that, under Section 3 of the Bank Holding Company Act of 1956, as amended (12 U.S.C. §1842(a)(3)), or the Change in Bank Control Act of 1978, as amended (12 U.S.C. §1817(j)), prior approval of the Board of Governors of the Federal Reserve System (the “Board”) is necessary before this Warrant may be exercised, cooperating fully with the Holder in preparing any and all such applications and providing such information to the Board as the Board may require) in order to permit the Holder to exercise this Warrant and First Washington duly and effectively to issue shares of its Common Stock hereunder, and (iii) it will promptly take all action necessary to protect the rights of the Holder against dilution as provided herein.

3. Fractional Shares. First Washington shall not be required to issue fractional shares of Common Stock upon exercise of this Warrant but shall pay for any fractional shares in cash or by check at the Exercise Price.

4. Exchange or Loss of Warrant. This Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof at the principal office of First Washington for other warrants of different denominations entitling the Holder to purchase in the aggregate the same number of shares of Common Stock issuable hereunder. The term “Warrant” as used herein includes any warrants for which this Warrant may be exchanged. Upon receipt by First Washington of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, First Washington will execute and deliver a new Warrant of like tenor and date.

5. Repurchase. The Holder shall have the right to require First Washington to repurchase all or any portion of this Warrant under the terms and subject to the conditions of Paragraph 7 of the Warrant Agreement.

6. Adjustment. The number of shares of Common Stock issuable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as provided in this Paragraph 6.

(A) Stock Dividends, etc.

(1) Stock Dividends. In case First Washington shall pay or make a dividend or other distribution on any class of capital stock of First Washington in Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant shall be increased by multiplying such number of shares by a fraction of which the denominator shall be the number of shares of Common Stock outstanding at the close of business on the day immediately preceding the date of such distribution and the numerator shall be the sum of such number of shares and the total number of shares of Common Stock constituting such dividend or other distribution, such increase to become effective immediately after the opening of business on the day following such distribution.

(2) Subdivisions. In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately increased, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately decreased, such increase or decrease, as the case may be, to become effective immediately after the opening of business on the day following the date upon which such subdivision or combination becomes effective.

(3) Reclassifications. The reclassification of Common Stock into securities (other than Common Stock) and/or cash and/or other consideration shall be deemed to involve a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number or amount of securities and/or cash and/or other consideration outstanding immediately thereafter and the effective date of such reclassification shall be deemed to be “the day upon which such subdivision becomes effective,” or “the day upon which such combination becomes effective,” as the case may be, within the meaning of clause (2) above.

(4) Optional Adjustments. First Washington may make such increases in the number of shares of Common Stock issuable upon exercise of this Warrant, in addition to those required by this subparagraph (A), as shall be determined by its Board of Directors to be advisable in order to avoid taxation so far as practicable of any dividend of stock or stock rights or any event treated as such for federal income tax purposes to the recipients.

(5) Adjustment to Exercise Price. Whenever the number of shares of Common Stock issuable upon exercise of this Warrant is adjusted as provided in this Paragraph 6(A), the Exercise Price shall be adjusted by a fraction in which the numerator is equal to the number of shares of Common Stock issuable prior to the adjustment and the denominator is equal to the number of shares of Common Stock issuable after the adjustment.

(B) Certain Sales of Common Stock.

(1) Adjustment to Shares Issuable. If and whenever First Washington sells or otherwise issues (other than under circumstances in which Paragraph 6(A) applies) any shares of Common Stock, the number of shares of Common Stock issuable upon exercise of this Warrant shall be increased by multiplying such number of shares by a fraction, the denominator of which shall be the number shares of Common Stock outstanding at the close of business on the day immediately preceding the date of such sale or issuance and the numerator of which shall be the sum of such number of shares and the total number of shares constituting such sale or other issuance, such increase to become effective immediately after the opening of business on the day following such sale or issuance.

(2) Adjustment to Exercise Price. If and whenever First Washington sells or otherwise issues any shares of Common Stock (excluding any stock dividend or other issuance not for consideration to which Paragraph 6(A) applies) for a consideration per share which is less than the Exercise Price at the time of such sale or other issuance, then in each such case the Exercise Price shall be forthwith changed (but only if a reduction would result) to the price (calculated to the nearest cent) determined by dividing: (i) an amount equal to the sum of (aa) the number of shares of Common Stock outstanding immediately prior to such issue or sale, multiplied by the then effective Exercise Price, plus (bb) the total consideration, if any, received and deemed received by First Washington upon such issue or sale, by (ii) the total number of shares of Common Stock outstanding immediately after such issue or sale.

(C) Definition. For purposes of this Paragraph 6, the term “Common Stock” shall include (1) any shares of First Washington of any class or series which has no preference or priority in the payment of dividends or in the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of First Washington and which is not subject to redemption by First Washington, and (2) any rights or options to subscribe for or to purchase shares of Common Stock or any stock or securities convertible into or exchangeable for shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter called “Convertible Securities”), whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable. For purposes of any adjustments made under Paragraph 6(A) or 6(B) as a result of the distribution, sale or other issuance of rights or options or Convertible Securities, the number of Shares of Common Stock outstanding after or as a result of the occurrence of events described in Paragraph 6(A)(1) or 6(B)(1) shall be calculated by assuming that all such rights, options or Convertible Securities have been exercised for the maximum number of shares issuable thereunder.

7. Notice.

(A) Whenever the number of shares of Common Stock for which this Warrant is exercisable is adjusted as provided in Paragraph 6, First Washington shall promptly compute such adjustment and mail to the Holder a certificate, signed by the principal financial officer of First Washington, setting forth the number of shares of Common Stock for which this Warrant is exercisable as a result of such adjustment having become effective.

(B) Upon the occurrence of any event which results in the Holder having the right to require First Washington to repurchase this Warrant, as provided in Paragraph 7 of the Warrant Agreement, First Washington shall promptly notify the Holder of such event; and First Washington shall promptly compute the Warrant Repurchase Price and furnish to the Holder a certificate, signed by the principal financial officer of First Washington, setting forth the Warrant Repurchase Price and the basis and computation thereof.

8. Rights of the Holder.

(A) Without limiting the foregoing or any remedies available to the Holder, it is specifically acknowledged that the Holder would not have an adequate remedy at law for any breach of the provisions of this Warrant and shall be entitled to specific performance of First Washington’s obligations under, and injunctive relief against any actual or threatened violation of the obligations of any Person (as defined in Paragraph 7 of the Warrant Agreement) subject to, this Warrant.

(B) The Holder shall not, by virtue of its status as Holder, be entitled to any rights of a shareholder in First Washington.

9. Termination. This Warrant and the rights conferred hereby shall terminate (i) upon the Effective Time of the Merger provided for in the Merger Agreement, (ii) upon a valid termination of the Merger Agreement (except a termination pursuant to Section 8.1(e) by Fulton, Section 8.1(g) or Section 8.1(h) of the Merger Agreement) unless an event described in Paragraph 2 of the Warrant Agreement occurs prior to such termination in which case this Warrant and the rights conferred hereby, shall not terminate until 12 months after the occurrence of such event, or (iii) to the extent this Warrant has not previously been exercised, 12 months after the occurrence of an event described in Paragraph 2 of the Warrant Agreement (unless termination of the Merger Agreement in accordance with its terms (other than under Section 8.1(e) by Fulton, Section 8.1(g) or Section 8.1(h) thereof) occurs prior to the occurrence of such event, in which case (ii) above shall apply).

10. Governing Law. This Warrant shall be deemed to have been delivered in, and shall be governed by and interpreted in accordance with the substantive laws of, the Commonwealth of Pennsylvania, except to the extent that New Jersey law governs certain aspects of this Warrant as it relates to First Washington. In the event of any inconsistency between this Warrant and the terms of the Warrant Agreement, the terms of the Warrant Agreement shall govern.

[Signature Page Follows]

Dated: June 15, 2004

FIRST WASHINGTON FINANCIALCORP

By:	/s/ C. Herbert Schneider

Attest:	/s/ Nora Rauscher

Exhibit “C”

Opinion of Advest, Inc.

INVESTMENT BANKING

One Rockefeller Plaza	Tel. 212 484 3870
New York, NY 10020	Fax 212 484 3892

October 4, 2004

Board of Directors

First Washington FinancialCorp

Route 130 and Main Street

Windsor, New Jersey 08561

Members of the Board:

First Washington FinancialCorp (the “Company”) and Fulton Financial Corporation (“Fulton”) have entered into an Agreement and Plan of Merger dated as of June 14, 2004 (the “Agreement”), pursuant to which the Company will be merged with and into Fulton (the “Merger”). The Agreement provides that each share of Company common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 1.35 shares of Fulton Common Stock, subject to adjustment under certain circumstances (the “Merger Consideration”).

Simultaneously with the execution of the Agreement, the Company and Fulton have also entered into a Warrant Agreement (the “Warrant”) which entitles Fulton to purchase 850,000 shares of Company common stock at a price of $21.00 per share. The Warrant is exercisable only under certain circumstances which are described in detail in the Warrant.

The terms and conditions of the proposed transactions are described in further detail in the Agreement. The Agreement is expected to be considered by the shareholders of the Company at a shareholders’ meeting and the Merger consummated shortly after the receipt of shareholder, State and Federal regulatory approvals.

You have asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the shareholders of the Company.

In arriving at the opinion set forth below, we have, among other things: reviewed the Agreement and the Warrant; reviewed the Annual Reports on Form 10-K of the Company and Fulton for the years ended December 31, 2003, 2002 and 2001; reviewed the Quarterly Reports on Form 10-Q of the Company and Fulton for the three and six month periods ended March 31, 2004 and June 30, 2004; reviewed the Annual Report to Shareholders of the Company and Fulton for the period ended December 31, 2003; reviewed certain financial analyses and forecasts of the Company and Fulton which were prepared by the respective managements of the Company and Fulton; reviewed comparative financial and operating data on the banking industry and certain institutions which we deemed to be comparable to each of the Company and Fulton; reviewed the historical market prices and trading activity for the common stock of each of the Company and Fulton; reviewed the pro forma financial impact of the Merger; reviewed certain bank mergers and acquisitions on a regional and nationwide basis for institutions which we deemed to be comparable to the Company and compared the proposed consideration with the consideration paid in such other mergers and acquisitions; considered the value of the two $0.11 dividends that will be paid to the shareholders of the Company in connection with the Merger; conducted limited discussions with members of senior management of each of the Company and Fulton concerning the financial condition, business and prospects of each respective company; and reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

In performing our review and preparing this opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information made available to us for purposes of this opinion, and we have not independently verified such information nor have we undertaken an independent evaluation of the assets and liabilities of the Company or Fulton. With respect to financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements and we express no opinion as to those financial projections or the assumptions on which they are based. We have also assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party, and that the conditions precedent in the Agreement are not waived. We have also assumed for purposes of this opinion that there has been no material change in the financial condition of the Company or Fulton from that reflected in the Quarterly Report as filed on Form 10-Q for the period ended June 30, 2004. Advest has been retained by the Board of Directors of the Company to act as financial advisor to the Company with respect to this transaction and will receive a fee for its services including a fee for this opinion.

This opinion is necessarily based upon circumstances and conditions as they exist and can be evaluated by us as of the date of this letter. Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation of any kind to any shareholder of the Company as to how such shareholder should vote at the shareholders’ meeting to be held in connection with the Merger. We understand and consent that this opinion will be included in proxy materials mailed to shareholders of the Company. Any other use or publication of all or part of this opinion maybe made only with the advance written consent of Advest.

In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the shareholders of the Company.

Very truly yours,

ADVEST, INC.

By:	/s/ MICHAEL T. MAYES
Michael T. Mayes
Senior Managing Director and Head of Investment Banking

MTM:gc

2

Part II

Information Not Required In Prospectus

Item 20. Indemnification of Directors and Officers.

Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director’s liability for monetary damages for any action taken or any failure to take any action unless (1) the director has breached or failed to perform the duties of his office and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

The bylaws of Fulton Financial provide for (1) indemnification of directors, officers, employees and agents of the registrant and its subsidiaries and (2) the elimination of a director’s liability for monetary damages, to the fullest extent permitted by Pennsylvania law.

Directors and officers are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by Fulton Financial.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See Exhibit Index

(b)	Financial Statement Schedules.

None required.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information to be included in a post-effective amendment by these paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the bylaws of the registrant, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment number one to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lancaster, Commonwealth of Pennsylvania, on October 6, 2004.

FULTON FINANCIAL CORPORATION

By:	/s/ Rufus A. Fulton, Jr.
Rufus A. Fulton, Jr., Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment number one to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE

/s/ Jeffrey G. Albertson* Jeffrey G. Albertson	Director	October 6, 2004

/s/ Donald M. Bowman, Jr.* Donald M. Bowman, Jr.	Director	October 6, 2004

/s/ Beth Ann L. Chivinski* Beth Ann L. Chivinski	Executive Vice President and Controller (Principal Accounting Officer)	October 6, 2004

/s/ Craig A. Dally* Craig A. Dally	Director	October 6, 2004

/s/ Clark S. Frame* Clark S. Frame	Director	October 6, 2004

/s/ Patrick J. Freer* Patrick J. Freer	Director	October 6, 2004

/s/ Rufus A. Fulton, Jr.* Rufus A. Fulton, Jr.	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)	October 6, 2004

/s/ Eugene H. Gardner* Eugene H. Gardner	Director	October 6, 2004

/s/ Charles V. Henry, III* Charles V. Henry, III	Director	October 6, 2004

/s/ J. Robert Hess* J. Robert Hess	Director	October 6, 2004

/s/ George W. Hodges* George W. Hodges	Director	October 6, 2004

/s/ Carolyn R. Holleran* Carolyn R. Holleran	Director	October 6, 2004

/s/ Clyde W. Horst* Clyde W. Horst	Director	October 6, 2004

/s/ Thomas W. Hunt* Thomas W. Hunt	Director	October 6, 2004

/s/ Donald W. Lesher, Jr.* Donald W. Lesher, Jr.	Director	October 6, 2004

/s/ Joseph J. Mowad, M.D.* Joseph J. Mowad, M.D.	Director	October 6, 2004

/s/ Charles J. Nugent* Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 6, 2004

/s/ Mary Ann Russell* Mary Ann Russell	Director	October 6, 2004

/s/ John O. Shirk* John O. Shirk	Director	October 6, 2004

/s/ R. Scott Smith, Jr.* R. Scott Smith, Jr.	President, Chief Operating Officer and Director	October 6, 2004

/s/ Gary A. Stewart* Gary A. Stewart	Director	October 6, 2004

* /s/ George R. Barr
By:	George R. Barr, Jr. attorney-in-fact

Index of Exhibits

No.	Title	Page
2	Agreement and Plan of Merger, dated June 14, 2004, between Fulton Financial Corporation and First Washington FinancialCorp (Furnished as Exhibit A to the document which is included in Part I of the Registration Statement.)	A-1

3	Articles of Incorporation, as amended and restated, and Bylaws of Fulton Financial Corporation, as amended (Incorporated by reference from Exhibit 3 of the Fulton Financial Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.)

4	Rights Agreement, dated April 27, 1999, between Fulton Financial Corporation and Fulton Bank (Incorporated by reference to Fulton Financial Corporation’s Form 8-K, Exhibit 4, filed May 6, 1999.)

5.1	Opinion of Barley, Snyder, Senft & Cohen, LLC regarding legality

8	Opinion of Barley, Snyder, Senft & Cohen, LLC regarding tax matters

13	Annual Report on Form 10-K for Fulton Financial Corporation for the year ending December 31, 2003 (Incorporated by reference in the document which is included in Part I of this Registration Statement.)

21	Subsidiaries of Registrant (Incorporated by reference to Fulton Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003.)

23.1	Consent of Barley, Snyder, Senft & Cohen, LLC (Included as part of Exhibit 5.1 and Exhibit 8.)

23.2	Consent of Advest, Inc.

23.3	Consent of KPMG LLP

23.4	Consent of Grant Thornton LLP

*24	Power of Attorney

99.1	Form of Proxy

99.2	Letter to shareholders of First Washington FinancialCorp

99.3	Notice of Special Meeting of Shareholders of First Washington FinancialCorp

*	previously filed